16875

3-1-02

02012140

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2002

CANADIAN PACIFIC RAILWAY LIMITED/CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-1342) (Commission File No. 1-15272)
(translation of Registrant's name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962, Form S-8 No. 333-13846, Form S-3 No. 2-98605, and Form F-9 No. 333-14014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: March 5, 2002

By: [signature]
Name: Robert V. Horte
Title: Assistant Corporate Secretary

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

1. Notice of Annual Meeting of Shareholders
2. Management Proxy Circular
3. Form of Proxy
4. 2001 Annual Report, including Management's Discussion and Analysis (pages 25 to 37 inclusive of Annual Report) and 2001 audited financial statements (pages 38 to 69 inclusive of Annual Report)
5. PricewaterhouseCoopers letter directed to Securities Commissions in Canada dated March 5, 2002
6. Canadian Pacific Railway letter directed to Securities Commissions in Canada dated March 5, 2002

Notice of Annual and Special Meeting of Shareholders

Date: Friday, April 12, 2002

Time: 9:00 a.m. (Mountain Time)

Place: The TELUS Convention Centre
120 – 9th Avenue S.E.
Calgary, Alberta

Business of the meeting

1. Receipt of the annual report and the consolidated financial statements for the year ended December 31, 2001, and report of the auditors thereon;
2. Election of Directors;
3. Appointment of auditors;
4. Consider and, if deemed advisable, to pass, with or without variation an ordinary resolution approving a Shareholder Rights Plan;
5. Consider such other business as may properly come before the meeting.

By order of the Board of Directors

Marcella M. Szel
Vice-President Strategy and Law,
Corporate Secretary

Calgary, Alberta
February 19, 2002

Note: Shareholders are entitled to vote at the meeting either in person or by proxy. Any registered shareholder wishing to vote by proxy is requested to complete and return the accompanying form of proxy in the envelope provided to the Corporation's Transfer Agent, Computershare Trust Company of Canada. Registered shareholders may also vote by telephone or over the Internet. Complete instructions on how to vote by telephone or the Internet are described in the Management Proxy Circular. Non-Registered Shareholders should refer to page 6 of the Management Proxy Circular for information on how to vote their shares.

proxy

CANADIAN PACIFIC RAILWAY

management proxy circular

Notice of Annual and Special

Meeting of Shareholders

April 12, 2002

Dear Shareholder

The Annual and Special Meeting of Shareholders of Canadian Pacific Railway Limited will be held at the TELUS Convention Centre in Calgary, Alberta on Friday, April 12, 2002 at 9:00 a.m. (Mountain Time).

The Board of Directors and management join us in welcoming your attendance at our first annual meeting since becoming an independent, publicly listed company, once again, following our spin-off from Canadian Pacific Limited last October. At the meeting you will have an opportunity to hear first hand about the affairs of your company and ask questions. As well, you will have occasion to meet the Board of Directors and management.

The matters of business to be dealt with at the meeting are set out in the Notice of the Meeting and on the first page of the Management Proxy Circular.

Should you be unable to attend the meeting, you can be represented by proxy and ensure that your shares are voted in accordance with your instructions. The form of proxy or voting instruction form (if you are a non-registered shareholder) that you will have received will enable you to vote in advance of the meeting **whether or not** you are able to attend the meeting.

Yours sincerely,

R J Ritchie

Rob Ritchie
President and Chief Executive Officer

Ted Newall

James E. Newall
Chairman

Notice of Annual and Special Meeting of Shareholders

Date: Friday, April 12, 2002

Time: 9:00 a.m. (Mountain Time)

Place: The TELUS
Convention Centre
120 – 9th Avenue S.E.
Calgary, Alberta

Business of the meeting

1. Receipt of the annual report and the consolidated financial statements for the year ended December 31, 2001, and report of the auditors thereon;
2. Election of Directors;
3. Appointment of auditors;
4. Consider and, if deemed advisable, to pass, with or without variation an ordinary resolution approving a Shareholder Rights Plan;
5. Consider such other business as may properly come before the meeting.

By order of the Board of Directors

Marcella M. Szel
Vice-President Strategy and Law,
Corporate Secretary

Calgary, Alberta
February 19, 2002

Note: Shareholders are entitled to vote at the meeting either in person or by proxy. Any registered shareholder wishing to vote by proxy is requested to complete and return the accompanying form of proxy in the envelope provided to the Corporation's Transfer Agent, Computershare Trust Company of Canada. Registered shareholders may also vote by telephone or over the Internet. Complete instructions on how to vote by telephone or the Internet are described in the Management Proxy Circular. Non-Registered Shareholders should refer to page 6 of the Management Proxy Circular for information on how to vote their shares.

Management Proxy Circular

As of February 19, 2002, except as otherwise provided.

This Management Proxy Circular is furnished in connection with the solicitation by the management of Canadian Pacific Railway Limited ("CPRL" or the "Corporation") of proxies for use at the Annual and Special Meeting of Shareholders of CPRL to be held at the time and place and for the purposes set forth in the foregoing notice of meeting, or any adjournment thereof.

Contents

Who is soliciting my proxy?

The management of the Corporation is soliciting your proxy for use at the Annual and Special Meeting of Shareholders.

What will I be voting on?

Shareholders will be voting on:

- Election of Directors (see page 6)
- Appointment of PricewaterhouseCoopers LLP as the auditors
- Approval of the Shareholder Rights Plan and certain amendments thereto

How will these matters be decided at the meeting?

A majority of the votes cast, by proxy or in person, will constitute approval of matters voted on at the meeting.

How many votes do I have?

You will have one vote for every Common Share held at the close of business on February 27, 2002, the record date for the meeting.

To vote shares you acquired after the record date, you must, not later than 10 days before the meeting:

- Request that your name be added to the voters' list, and
- Produce properly endorsed share certificates or otherwise establish that you own the shares.

How many shares are entitled to vote?

On February 19, 2002, 158,375,606 Common Shares were outstanding. To the knowledge of the Directors and Officers, at that date, no person or company beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the Common Shares of the Corporation.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you may vote your shares in person at the meeting or by proxy, as outlined below.

If your shares are held in the name of a nominee, please read the instructions below under the headings "How can a Non-Registered Shareholder vote?" and "How can a Non-Registered Shareholder vote in person at the meeting?"

If you are an employee holding shares under the Canadian Pacific Railway Limited Employee Share Purchase Plan or the Safety Awareness and Recognition Program (Soo Line Railroad Company and Delaware and Hudson Railway Company, Inc. employees), collectively ("Employee Shares"), or both, please see below under "How are Employee Shares voted?".

Voting by Proxy

Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxyholder. You may use the enclosed form of proxy, or any other acceptable form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are Officers of the Corporation. **However, you may choose another person to act on your behalf at the meeting. The person of your choice need not be a shareholder. You may do so by inserting that person's name in the blank space provided on the proxy or by completing another acceptable form of proxy.**

How will my proxy be voted?

On the form of proxy, you may indicate how you wish your proxyholder to vote your shares.

Shares represented by properly executed proxies in favour of the Corporation's Officers, named on the form of proxy, will be voted or withheld from voting on any ballot that may be called for and, where you have specified a choice with respect to any matter to be acted upon, your shares will be voted in accordance with the choices you have made.

If you have not specified a choice, your shares will be voted FOR the election of the proposed nominees as Directors, FOR the appointment of PricewaterhouseCoopers LLP as auditors and FOR the approval of the Shareholder Rights Plan.

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the meeting in person. Registered Shareholders may vote by proxy in one of three ways: by mail, by telephone or through the use of the Internet.

Voting by mail and the Internet are the only methods by which a shareholder may appoint a person as proxy other than the Management nominees named on the form of proxy.

Mail

Registered Shareholders electing to vote by mail must complete, date and sign the form of proxy. It must then be returned to the Corporation's Transfer Agent, Computershare Trust Company of Canada, in the postage paid return envelope provided.

Telephone

Registered Shareholders electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. The telephone number to call (in Canada and the United States) is 1-800-816-9061. Shareholders must follow the instructions, refer to the form of proxy received from the Corporation and provide the 14-digit control number and the five-digit Personal Identification Number, located on the form of proxy on the lower left hand side. Voting instructions are then conveyed by use of the touch-tone selections over the telephone.

Internet

Registered Shareholders electing to vote by Internet must access the website:

www.computershare.com/ca/proxy

Registered Shareholders must then follow the instructions and refer to the form of proxy received from the Corporation which contains a 14-digit control number and a five-digit Personal Identification Number, located on the form of proxy on the lower left-hand side. Voting instructions are then conveyed electronically by the shareholder over the Internet.

Non-Registered Shareholders, those whose shares are held in "nominee" name - usually banks, trust companies, securities brokers or other financial institutions - will be provided with voting instructions by the nominee. Please see further instructions below under the heading " How can a Non-Registered Shareholder Vote?".

What if there are amendments or if other matters are brought before the meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing of this Circular, management is not aware that any other matter is to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and/ or want to revoke my proxy?

You may revoke your proxy at any time before it is acted upon. You may do this by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to the Corporate Secretary at Suite 2000, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4 not later than the last business day before the day of the meeting, or to the Chairman of the meeting on the day of the meeting or any adjournment. If voting instructions were conveyed by mail, telephone or the Internet, the conveying of new instructions by any of these means will supersede the prior instructions.

Who counts the votes?

Proxies are counted and tabulated by the Corporation's Transfer Agent, Computershare Trust Company of Canada.

Is my vote confidential?

The Transfer Agent maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management, in the event of a proxy contest or to meet legal requirements.

How are proxies solicited?

The solicitation of proxies will be primarily by mail. However, certain employees of the Corporation may also solicit proxies by telephone or in person, and the firm of Georgeson Shareholder Communications Canada has been engaged to solicit proxies from shareholders by mail, by telephone or in person in Canada and the United States at an approximate cost of $31,000, plus out-of-pocket expenses. The cost of solicitation will be borne by the Corporation.

How are Employee Shares voted?

If you are an employee holding shares under the Canadian Pacific Railway Limited Employee Share Purchase Plan your shares will remain registered in the name of Computershare Trust Company of Canada, the Plan's Administrator, until such time as the shares are withdrawn from the Plan pursuant to its terms and conditions. Similarly, shares held by employees under the Safety Awareness and Recognition Program (Soo Line Railroad Company and Delaware and Hudson Railway Company, Inc. employees), are held in the name of Computershare Trust Company, the Program's Agent, until such time as they are withdrawn from the Plan. The shares held by employees under these Plans are referred to as "Employee Shares".

Voting rights attached to Employee Shares may be exercised through the use of a voting instruction form which will permit the voting of shares by mail, telephone or Internet.

The shares will be voted in accordance with the instructions received from the employee, being the beneficial owner of the shares. If no choice is specified for an item to be voted upon, the shares will be voted FOR the election of directors, FOR the appointment of PricewaterhouseCoopers LLP as the auditors and FOR the approval of the Shareholder Rights Plan. Only those shares in respect of which a voting instruction form has been signed and returned or in respect of which voting instructions have been conveyed by telephone or Internet will be voted.

How can a Non-Registered Shareholder vote?

If your shares are not registered in your own name, they will be held in the name of a "nominee" - usually banks, trust companies, securities broker or other financial institutions. Your nominee must seek your instructions as to how to vote your shares. Therefore, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Circular in a mailing from your nominee, together with a form of proxy or voting instruction form. **It is important that Non-Registered Shareholders adhere to the voting instructions provided to them.** If you are a Non-Registered Shareholder who has voted and you wish to change your voting instructions, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a Non-Registered Shareholder vote in person at the meeting?

Since the Corporation's Transfer Agent does not have a record of the names of the Corporation's Non-Registered Shareholders, they will have no knowledge of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a Non-Registered Shareholder and wish to vote in person at the meeting, please insert your own name in the space provided on the form of proxy or voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. It is important that you adhere to the signing and return instructions provided by your nominee. It is not necessary to otherwise complete the form as you will be voting at the meeting.

Financial Statements and Auditors' Report

The 2001 consolidated financial statements of CPRL and the auditors' report thereon will be submitted to shareholders at the meeting.

Election of Directors

The articles of CPRL provide that the Board of Directors shall consist of a minimum of five and a maximum of 20 Directors. The number of directors has been set by resolution of the Board at 11 Directors, all of which are to be elected annually.

The terms of office of each of the current Directors will expire at the close of the meeting.

The Corporate Governance and Nominating Committee of the Board reviews the qualifications of the persons proposed for election to the Board of Directors and submits its recommendations to the Board for consideration. The persons nominated below are, in the opinion of the Board, well qualified to serve as Directors. Each of the nominees has established their eligibility and willingness to serve as a Director if elected.

If, for any reason prior to the meeting, it is determined that any of the nominees for election will be unable to serve as a Director, the persons designated in the printed portion of the accompanying form of proxy intend to vote for such other properly qualified nominee as they, in their discretion, shall determine.

Information regarding the nominees, including the number of Common Shares and Deferred Share Units ("DSUs") of CPRL beneficially owned by them, directly or indirectly, or over which they exercise control or direction, is as follows:

Nominees for Election as Directors

Stephen E. Bachand
Ponte Vedra Beach, Florida
Director since 2001

Stephen Bachand is the former President and Chief Executive Officer of Canadian Tire Corporation, Limited, a hardgoods retailer specializing in automotive, sports and leisure, and home products. He held that position from March 1993 until his retirement in August 2000. He is also a Director of the Bank of Montreal, Fairmont Hotels & Resorts Inc. and Krystal Bond Inc.

Mr. Bachand is a member of the Audit, Finance and Risk Management Committee (the "Audit Committee") and the Corporate Governance and Nominating Committees and a member and Chair of the Management Resources and Compensation Committee.
Holdings: 3,129 Common Shares; 945 DSUs

John E. Cleghorn, O.C., F.C.A.
Toronto, Ontario
Director since 2001

John Cleghorn is the Retired Chairman and Chief Executive Officer of RBC Financial Group, a financial institution. He held that position from 1995 until his retirement in July 2001. He is also a Director of Finning International Inc., Nortel Networks Corporation, and SNC-Lavalin Group Inc. He is Chancellor of Wilfrid Laurier University, Chairman of the Faculty of Management, International Advisory Board and a Governor of McGill University, Chairman of Historica Foundation of Canada, Past Chair of National Gallery of Canada Foundation, and a Director of Canadian Special Olympics Foundation.

Mr. Cleghorn is a member of the Audit, and Corporate Governance and Nominating Committees and a member and Chair of the Pension Trust Fund Committee.
Holdings: 5,000 Common Shares

Jacques Lamarre
Montreal, Quebec
Director since 2001

Jacques Lamarre is President and Chief Executive Officer of SNC-Lavalin Group Inc., an international engineering firm. He has held that position since 1996. He is also Vice-Chair of the Conference Board of Canada and member of the World Economic Forum, Canadian Council on National Issues and the British North American Committee of the C.D. Howe Institute.

Mr. Lamarre is a member of the Corporate Governance and Nominating, Environmental and Safety, and Pension Trust Fund Committees.
Holdings: 500 Common Shares; 255 DSUs

James E. Newall, O.C.
Calgary, Alberta
Director since 2001

J. E. (Ted) Newall is Chairman of the Corporation and Chairman of NOVA Chemicals Corporation, a chemicals company producing styrenics and olefins and polyolefin products. He has held that position since July 1998. He served as Chief Executive Officer of NOVA Corporation from August 1991 until July 1998. He is also a Director of Alcan Aluminum Limited, BCE Inc., Bell Canada Ltd., Maple Leaf Foods and Royal Bank of Canada.

Mr. Newall is a member of the Audit, Environmental and Safety, Pension Trust Fund, and Management Resources and Compensation Committees and is a member and Chair of the Corporate Governance and Nominating Committee.
Holdings: 27,500 Common Shares; 1,593 DSUs

Dr. James R. Nininger
Ottawa, Ontario
Director since 2001

Dr. James Nininger is the Retired President and Chief Executive Officer of the Conference Board of Canada, a private not-for-profit research group. He held that position from 1978 until his retirement in August 2001. He is also a Director of Power Corporation of Canada, a member of the Human Resources and Compensation Committee of the Board of Trustees of the National Arts Centre and a Senior Visiting Fellow at the Canadian Centre for Management Development in Ottawa.

Dr. Nininger is a member of the Corporate Governance and Nominating, Environmental and Safety, and Management Resources and Compensation Committees.
Holdings: 1,000 Common Shares

Madeleine Paquin
Montreal, Quebec
Director since 2001

Madeleine Paquin is President and Chief Executive Officer of Logistec Corporation, an international stevedoring company. She has held that position since 1996. She is also a Director of Sun Life Assurance Company of Canada, Sun Life Financial Services of Canada Inc., Quebec Railway Corporation, Chamber of Commerce of Quebec and a Member of the Ivey Advisory Board, Richard Ivey School of Business.

Ms. Paquin is a member of the Corporate Governance and Nominating, and Environmental and Safety Committees.
Holdings: 100 Common Shares; 219 DSUs

Michael E.J. Phelps, O.C.
Vancouver, British Columbia
Director since 2001

Michael Phelps is Chairman and Chief Executive Officer, Westcoast Energy Inc., an integrated energy company. He has held that position since 1988. He is also a Director of the Canadian Imperial Bank of Commerce, Canfor Corporation, Westcoast Energy International Inc. and Interstate Natural Gas Association of America. He was appointed an Officer of the Order of Canada in 2002.

Mr. Phelps is a member of the Corporate Governance and Nominating, and Management Resources and Compensation Committees and a member and Chair of the Environmental and Safety Committee.
Holdings: 3,441 Common Shares

Roger Phillips, O.C.
Regina, Saskatchewan
Director since 2001

Roger Phillips is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from 1982 until his retirement at the end of 2001. He is also a Director of the Toronto Dominion Bank, Fording Inc., and the C.D. Howe Institute. Mr. Phillips is a Senior Member of the Conference Board, Inc., a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999.

Mr. Phillips is a member and Chair of the Audit Committee and a member of the Corporate Governance and Nominating, and Pension Trust Fund Committees.
Holdings: 3,088 Common Shares; 597 DSUs

Robert J. Ritchie
Calgary, Alberta
Director since 2001

Robert Ritchie is President and Chief Executive Officer of Canadian Pacific Railway Limited. He is also President and CEO of Canadian Pacific Railway Company, a position that he has held since 1995. He is a Director of Shaw Industries Ltd., and Willis Canada, he is a Director and Chair of the Railway Association of Canada and a Director of the Association of American Railroads and the Van Horne Institute.
Holdings: 72,231 Common Shares; 23,785 DSUs

The Right Hon. The Viscount Weir
London, England
Director since 2001

Viscount Weir is Chairman of Balfour Beatty plc, (formerly BICC plc) an international construction group. He has held that position since February 1999. He was Chairman of the Weir Group PLC from 1983 to January 1999. He is also Chairman of CP Ships Limited and a Director of St. James's Place Capital plc and formerly of the Bank of England and British Steel Corp.

The Viscount Weir is a member of the Corporate Governance and Nominating, Environmental and Safety, and Pension Trust Fund Committees.
Holdings: 2,541 Common Shares

Michael W. Wright
Minneapolis, Minnesota
Director since 2001

Michael Wright is Chairman of the Board of SUPERVALU INC., a food distributor and grocery retailer, a position that he has held since 1982. He was Chief Executive Officer of SUPERVALU from June 1981 to June 2001. He is also a past chairman and a Director of Food Distributors International and the Food Marketing Institute. He is a Director of Wells Fargo & Company, Honeywell International, Inc., S.C. Johnson & Son, Inc., and Cargill, Inc. and is on the Board of Trustees of the University of Minnesota Law School Board of Visitors and the Board of Overseers of the Carlson School of Management at the University of Minnesota.

Mr. Wright is a member of the Audit, Corporate Governance and Nominating, and Management Resources and Compensation Committees.
Holdings: 1,000 Common Shares; 882 DSUs

Appointment of Auditors

There will be submitted to the meeting a resolution appointing PricewaterhouseCoopers LLP as auditors of CPRL for a term expiring at the close of the 2003 Annual Meeting of Shareholders. To be effective, the resolution must be approved by a majority of the votes cast by the shareholders voting in respect of the resolution. Representatives of PricewaterhouseCoopers will be present at the meeting with the opportunity to make a statement if they so desire and to respond to appropriate questions.

PricewaterhouseCoopers and its predecessor firm have acted as the auditors of Canadian Pacific Railway Company for more than five years and have been the Corporation's auditors since October 1, 2001.

Shareholder Rights Plan

The CPRL Shareholder Rights Plan was approved by the Board of Directors on July 30, 2001. The shareholders of Canadian Pacific Limited, CPRL's former parent, confirmed the adoption of the Plan on September 26, 2001. In order for it to remain in effect, the shareholders of CPRL must approve the Plan on or before April 15, 2002. A resolution will be submitted to the meeting approving the Plan. A summary of the Plan and certain proposed amendments can be found below. To be effective, the resolution must be approved by a majority of the votes cast by the shareholders voting in respect of the resolution.

Approval of Shareholder Rights Plan

Shareholders will be asked at the meeting to consider and, if deemed advisable, to approve, by a simple majority of votes cast at the meeting, a resolution to approve the adoption of CPRL's Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is contained in an agreement dated as of July 30, 2001 between CPRL and Computershare Trust Company of Canada.

On July 30, 2001, CPRL's Board of Directors approved the Rights Plan to provide legal protection to CPRL and its shareholders in the event of a take-over bid. Certain amendments were approved by the Board of Directors on February 19, 2002, for submission to shareholders at CPRL's Annual and Special Meeting of Shareholders. The Rights Plan is designed to provide CPRL with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a take-over bid and to provide every shareholder with an equal opportunity to participate in the bid.

Summary

The following is a summary of the principal terms of the Rights Plan as amended by CPRL's Board of Directors on February 19, 2002, which summary is qualified in its entirety by reference to the text of the Rights Plan itself. A shareholder or any other interested party may obtain a copy of the Rights Plan by contacting: Corporate Secretary, Canadian Pacific Railway Limited, Suite 2000 Gulf Canada Square, 401 - 9th Avenue S.W., Calgary, AB T2P 4Z4; telephone (403) 319-7538 or toll free 1-866-861-4289, fax (403) 319-6770.

Effective Date

The Rights Plan took effect on October 1, 2001 (the "Effective Date"), the effective date of the Plan of Arrangement involving Canadian Pacific Limited and its subsidiaries, including CPRL.

Term

The term is ten years from the Effective Date, subject to the common shareholders of CPRL approving the Rights Plan by a majority vote at a meeting held on or prior to April 15, 2002 and at every third annual meeting thereafter.

If such approval is not obtained, the Rights Plan will then cease to have effect.

Issue of Rights

On the Effective Date, one right (a "Right") was issued and attached to each Common Share outstanding of CPRL and attaches to each Common Share of CPRL subsequently issued.

Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable 10 trading days (the "Separation Time") after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right, (other than those held by an Acquiring Person), will permit the purchase by holders of Rights, other than an Acquiring Person, of Common Shares at a 50% discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share of the CPRL on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into lock-up agreements with the shareholders of CPRL whereby such shareholders agree to tender their Common Shares to the take-over bid (the "Subject Bid") without a Flip-in Event occurring. Any such agreement must permit the shareholder to withdraw the Common Shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid by as much or more than a specified amount, which specified amount may not be greater than 7%.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

i. the take-over bid must be made by way of a take-over bid circular;

ii. the take-over bid must be made to all shareholders of CPRL;

iii. the take-over bid must be outstanding for a minimum period of 60 days, and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50% of the Common Shares of CPRL held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn; and

iv. if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact, and the take-over bid must remain open for deposits of Common Shares for not less than 10 Business Days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver
The Board of Directors of CPRL, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all holders of Common Shares of CPRL. Where the Board of Directors exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for CPRL made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption
The Board of Directors of CPRL with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at $0.000001 per Common Share. Rights will be deemed to have been redeemed by the Board of Directors following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment
Prior to the first meeting of the shareholders of CPRL referred to under "Term" above, the Board of Directors of CPRL, was authorized to make any changes to the Rights Plan which the Board of Directors, acting in good faith, may deem necessary or desirable without the approval of any holders of Rights or Common Shares Thereafter, the Board of Directors of CPRL may amend the Rights Plan with the approval of a majority of the votes cast by Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board of Directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be) may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors
The Rights Plan will not detract from or lessen the duty of the Board of Directors of CPRL to act honestly and in good faith with a view to the best interests of CPRL. The Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors
Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Common Shares of CPRL are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

The Board of Directors unanimously recommends that shareholders vote in favour of the approval of the Rights Plan.

Unless specified in the form of proxy that the Common Shares represented thereby are to be voted against the resolution to approve the Rights Plan, the persons designated in the accompanying form of proxy intend to vote these shares in favour of the approval of the Rights Plan.

Resolution of Shareholders
BE IT RESOLVED AS A RESOLUTION OF SHAREHOLDERS THAT:

1. The Shareholder Rights Plan Agreement dated as of July 30, 2001 between Canadian Pacific Railway Limited and Computershare Trust Company of Canada, as subsequently amended by the Board of Directors of CPRL, be and it is hereby ratified, confirmed and approved;
2. Any Director or Officer of CPRL be and is hereby authorized, for and on behalf of CPRL to execute and deliver such other documents and instruments and take such other actions as such Director or Officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

Compensation of Directors

Directors, other than the Chairman of the Board, are each paid a basic annual retainer of $25,000. In addition, committee members are each paid an annual retainer of $3,000. The Chairman of each committee of the Board also receives an annual retainer of $5,000 in addition to the committee membership retainer. A fee of $1,500 is paid to each Director and committee member for each meeting attended. The Chairman of the Board is paid an all-inclusive annual retainer of $200,000 per year. Directors resident outside of Canada are paid the same face amount in U.S. dollars. All fees are paid quarterly and in arrears. Salaried Officers of the Corporation are not compensated for serving as Directors.

Pursuant to the Directors' Deferred Share Unit Plan, Directors have the choice of receiving cash compensation in the form of Deferred Share Units ("DSUs"). The DSUs are taken into account under the minimum share ownership guidelines, which are currently set at an amount equal to four times the value of the basic annual retainer for the Directors and $500,000 for the Chairman. The minimum share ownership level must be attained within five years of the Director's initial appointment or election to the Board of Directors.

Non-Executive Directors also participate in the Directors' Stock Option Plan ("DSOP"). On October 17, 2001, each Non-Executive Director was granted 8,000 options at a grant price of $27.62, being the weighted average price of the Corporation's Common Shares on The Toronto Stock Exchange for the five days trading immediately preceding October 17, 2001. Non-Executive Directors who join the Board subsequent to October 1, 2001 will also receive an initial grant of 8,000 options. Non-Executive Directors will receive an annual grant of 4,000 options on the third trading day on The Toronto Stock Exchange following each annual meeting of shareholders at which Directors are elected. Subject to applicable securities rules, options granted under the DSOP may be exercised from time to time on and after the grant date. Options are exercisable during a ten-year period from the date of the grant. The maximum number of shares approved for issuance under the DSOP is 500,000.

Executive Compensation

Composition of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee of the Board of Directors of CPRL (the "Compensation Committee") reviews, reports on and, where appropriate, provides recommendations to the Board of Directors with respect to the following compensation matters, as they pertain to CPRL and its subsidiaries including Canadian Pacific Railway Company (collectively referred to herein as "CPR"): CPR incentive compensation plans, compensation of Officers generally, other than the CEO, and with respect to those matters described under "Executive Compensation". The Compensation Committee reviews, reports on and, where appropriate, provides recommendations to the Corporate Governance and Nominating Committee on matters relating to the CEO. The Compensation Committee is composed of five Directors of CPRL who are neither Officers nor employees of CPRL or its subsidiaries.

Composition of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (the "Governance Committee") assesses the performance of the CEO and determines his compensation, as well as the compensation payable to Directors for Board and Board committee service. The Governance Committee is composed entirely of Non-Executive Directors of the Board.

Report on Executive Compensation

Compensation Philosophy and Process

The compensation of CPR's Executive Officers, including those named in the Summary Compensation Table (the "Named Executive Officers"), is evaluated and recommended by the Compensation Committee to the Governance Committee in the case of the CEO and to the Board of Directors in the case of other Executive Officers.

CPR's executive compensation program is designed to attract and retain talented executives, and to focus their efforts on performance improvement and sustained shareholder value creation. Compensation for Executive Officers, including each of the Named Executive Officers, includes base salary, annual bonus opportunity, and stock-based compensation. Total compensation is designed to be competitive with autonomous Canadian companies of comparable size.

Both stock-based and cash incentives form a significant part of CPR's Executive Officers' total compensation. Stock-based long-term incentives, in particular, have been emphasized, through stock options, performance-vesting stock options, and a Deferred Share Unit Plan that is designed to encourage significant share ownership for those executives subject to share ownership guidelines.

The Compensation Committee assesses the levels of responsibility and importance of all Executive Officer positions in CPR to establish appropriate bases for internal and external comparison. To provide maximum objectivity, the evaluation of each Executive Officer position is determined by the Compensation Committee based on the advice of independent compensation consultants.

Composition of Executive Compensation

Direct compensation for Executive Officers is comprised of base salary, annual bonus, and stock-based compensation.

Base Salary

The Compensation Committee recommends base salaries of the Executive Officers, following a review of market data. Salaries are adjusted, as needed, based on individual performance, responsibility and experience to ensure they reflect the contribution of each Officer. In establishing base salaries, a benchmark of average base salaries paid to the senior Executive Officers of a comparator group of companies is used.

Annual Bonus

CPR's annual bonus, the Performance Incentive Plan ("PIP") provides an opportunity for participants, including all Executive Officers, to earn an annual cash award based on the achievement of individual performance criteria and financial targets. The financial targets are set annually by the Compensation Committee. Financial performance is measured by comparing actual results against targets established at the beginning of the year. The financial and individual performance criteria vary based upon the responsibilities of the participant. The measures used for PIP in 2001 were CPR's operating income, operating ratio and proceeds generated from real estate disposition and property lease revenue.

Potential awards are expressed as a percentage of base salary. For the Named Executive Officers, potential awards in 2001 range between 30% and 55% of base salary when performance targets are met. Awards may be increased up to 2.0 times when performance targets are exceeded.

For the 2001 plan year, CPR exceeded its performance expectations regarding real estate disposition and property lease revenue, however, operating income and operating ratio targets were not achieved. Upon recommendation of the Compensation Committee, the Board (and in the case of the CEO, the Governance Committee) approved performance awards for the Named Executive Officers reflecting these results.

Stock-Based Compensation Programs

Prior to CPRL becoming a publicly traded company in October of 2001, CPR's Executive Officers participated in the Canadian Pacific Limited Key Employee Stock Option Plan ("CPL Stock Option Plan"), which was designed primarily to give executives a personal interest in maximizing shareholder value over the longer term. Participants were granted a number of options, with attaching Stock Appreciation Rights ("SARs"), exercisable at the Market Price of CPL's Common Shares on the date of the grant.

On October 1, 2001, outstanding options under the CPL Stock Option Plan became vested and were subsequently replaced on October 17, 2001, by separate options to acquire common shares of the five successor companies (including CPRL) and the CPL options became direct but separate obligations of those five companies. This was consistent with the treatment of CPL common shareholders under the Arrangement. Accompanying SARs were replaced in a like manner. While the expiry dates of these options and SARs remain unchanged, the number of replacement options and SARs and their exercise prices were adjusted so that there was no change to the aggregate exercise price. The foregoing was effected pursuant to a Plan of Arrangement under the *Canada Business Corporations Act*, by CPL, effective October 1, 2001, (the "Arrangement").

CPR's Stock Option Plan

Effective with the Arrangement, CPR introduced a new stock option plan pursuant to which stock options are granted to officers and eligible employees of CPR. The purpose of the Management Stock Option Incentive Plan (the "Management Option Plan") is to encourage key officers and employees of CPR to increase shareholder value and to participate in the growth and development of CPR by granting stock options to such persons. The Compensation Committee makes recommendations to the Board of Directors and the Governance Committee regarding grants of stock options to Executive Officers, and the CEO, respectively. The President and CEO, as well as the Chairman of the Board and the Chairman of the Compensation Committee, also have authority to grant stock options to employees within certain defined parameters. Participants are granted a number of options exercisable at the last closing market price on The Toronto Stock Exchange of CPRL's Common Shares prior to the approval of the grant. The maximum number of shares approved for issuance under the Management Option Plan is 11,000,000.

There are two types of options – regular stock options and performance-accelerated stock options.

Regular stock options expire ten years from the date of grant. Half of the regular options become exercisable on the second anniversary of the grant and the balance on the third anniversary. SARs may be attached to half the regular options granted. The vesting requirements and term of SARs are consistent with the regular stock options to which they are attached.

Performance-accelerated options expire five years after the date of the grant. Performance-accelerated options become exercisable on the fourth anniversary of the grant, or earlier, upon the achievement by CPR of specified performance criteria. There is a minimum one-year vesting requirement, even if the performance criteria have been achieved prior to that time. Aside from an initial celebration grant in October 2001 of performance stock options to all participants, grants of performance stock options are restricted to executives and are designed to provide additional incentive opportunity, increasing their target long-term incentive opportunity from market median to the market 75th percentile.

Share Ownership Guidelines
Following completion of the Arrangement, to further align the interests of Executive Officers with those of CPRL shareholders, CPR introduced share ownership guidelines for each of its Executive Officers. The guidelines set a level of share ownership, expressed as a multiple of the Officer's base salary, that the Officer is required to hold. The ownership guidelines range from one to four times base salary. CPR's Executive Officers will be expected to achieve the applicable minimum level of share ownership over a five-year period. Each Named Executive Officer is at or above the share ownership guidelines as of February 19, 2002.

To support the attainment of CPRL Common Shares by its Executive Officers, CPR introduced a Deferred Share Unit Plan pursuant to which Executive Officers may acquire deferred share units ("DSUs") of CPRL. A DSU has a value based on the value of one CPRL Common Share at a particular time and units can only be redeemed upon termination of employment or retirement.

During the first six months following the completion of the Arrangement (or following the appointment of an Executive Officer thereafter) CPR will contribute one DSU for each three CPRL Common Shares or DSUs acquired by an Executive Officer. Following that six month period, CPR will contribute one DSU for each four CPRL Common Shares or DSUs acquired by an Executive Officer. The CPR match is capped at the minimum level required to meet the ownership guidelines. The matching DSUs will vest if the underlying CPRL Common Shares or DSUs are held for a three-year period.

Employee Share Purchase Plan
CPR maintains an Employee Share Purchase Plan (the "Share Purchase Plan") for eligible employees of CPR. Under the Share Purchase Plan, contributions by CPR and by eligible employees are used to make purchases of CPRL Common Shares on the open market. Each eligible employee may contribute up to six percent of the employee's salary to the Share Purchase Plan and CPR will match the first $1,000 contribution made during the first year of the plan by an eligible employee who joined the plan in 2001. After this initial match, and for those eligible employees who join the plan after 2001, CPR will purchase and contribute one CPRL Common Share for each three CPRL Common Shares purchased on behalf of each eligible employee under the Share Purchase Plan. In no case will CPRL Common Shares be issued from treasury pursuant to the Share Purchase Plan. Rather, the Share Purchase Plan's Administrator, Computershare Trust Company of Canada, will purchase all CPRL Common Shares to be contributed under the Share Purchase Plan on the open market. CPRL Common Shares contributed by CPR will not vest in favour of the eligible employee until the end of the first calendar quarter in which the underlying CPRL Common Shares purchased by the employee's contribution have been held for a period of one year. Employees must remain participants of the Share Purchase Plan at the time of vesting in order to receive the CPR match. The Named Executive Officers were among the approximately 58% of employees who joined the Share Purchase Plan.

Long-Term Incentive Plan
CPR's Executive Officers also participated in a Long-Term Incentive Plan ("LTIP"). LTIP was a four-year plan focused on railway-specific goals critical to CPR's success. As a result of the Arrangement, the performance period was shortened by one year to December 31, 2001. The cash payout is based upon measurable operational and financial targets at the end of the revised performance period adjusted for the impact of the Arrangement. The cash payout will be made at the end of 2002. DSU's will be credited to Named Executive Officers in 2002 in lieu of all or a portion of their cash award in order to assist the Named Executive Officers in meeting their minimum shareholding requirements. For the Named Executive Officers, potential awards range from 90% to 120% of base salary when target financial performance is met.

Chief Executive Officer Compensation

The pay-for-performance philosophy of CPR's executive compensation program applies to the CEO. On an annual basis, the Compensation Committee reviews the compensation paid to CEOs at the comparator group of companies in order to assess the competitiveness of the CEO's compensation. Based upon the recommendation of the Compensation Committee, the compensation of the CEO is approved by the Governance Committee after careful assessment of the CEO's personal contribution to CPR's performance. This assessment is based on a number of quantitative and qualitative factors, including CPR's financial results, strategy formulation and implementation, personal leadership and external relationships.

In 2001, Mr. Ritchie's annual salary was increased to $700,000. Mr. Ritchie was awarded a cash bonus under PIP of $179,638. An aggregate of 383,900 options were granted under the Management Option Plan to him on October 17, 2001. He received 54,400 replacement options in CPRL as a result of his previous holding in CPL and 329,500 options under the Management Option Plan. Pursuant to the Arrangement, the CPL Senior Executive Long Term Incentive Plan "SELTIP" was wound-up on October 3, 2001 and Mr. Ritchie received an award of $1,660,152. This amount represents the value of Share Equivalents payable to Mr. Ritchie as a former participant in SELTIP. Mr. Ritchie also received matching DSUs under CPR's DSU Plan, in respect of shares held by him.

Approximately 73% of Mr. Ritchie's total direct compensation is performance driven, comprising both short and long-term incentive plans, while the balance consists of base salary.

The foregoing report has been made by the members of the Management Resources and Compensation Committee of the Board of Directors:

Stephen E. Bachand (Chairman)
James E. Newall, O.C.
Dr. James R. Nininger
Michael E.J. Phelps, O.C.
Michael W. Wright

Officers' Remuneration

Summary Compensation Table

The following table sets out, for the fiscal year ended December 31, 2001, the total compensation awarded to, earned by or paid to, each of the Named Executive Officers for services rendered by that individual in all capacities to CPR.

		Annual Compensation		Long-Term Compensation			
				Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Under Options & SARs Granted (#) (a)	Restricted Shares or Restricted Share Units ($) (b)	LTIP Payouts ($) (c)	All Other Compensation ($) (d)
R.J. Ritchie President and Chief Executive Officer	2001 2000 1999	656,250 518,750 490,005	179,638 271,950 311,000	383,900 45,000 63,800	1,825 0 0	1,660,152 620,000 0	595,324 0 0
E.V. Dodge Chief Operating Officer	2001 2000 1999	387,842 358,675 348,639	0 163,759 190,923	141,200 16,000 24,000	1,371 0 0	0 326,244 0	157,610 0 0
M.T. Waites Executive Vice-President & Chief Financial Officer	2001 2000 1999	315,000 265,612 183,576	35,230 125,367 86,440	112,825 33,900 12,700	1,004 0 0	0 114,514 0	38,064 0 0
F.J. Green Vice-President Yield & Asset Performance	2001 2000 1999	234,350 217,225 205,476	28,519 82,350 98,075	48,400 10,100 13,500	2,049 0 0	0 130,262 0	0 0 0
N.R. Foot Senior Vice-President Operations	2001 2000 1999	231,667 192,300 175,929	30,516 82,625 82,624	60,600 8,500 12,100	2,064 0 0	0 109,740 0	567 0 0

a. Represents options (new and replacement) granted under the Management Option Plan. Under the terms of the Arrangement, outstanding options granted under the CPL Stock Option Plan, on the Effective Date of the Arrangement, were cancelled and replaced with stock options in CPRL, CP Ships Limited, Fairmont Hotels & Resorts Inc., Fording Inc. and PanCanadian Energy Corporation, the successor companies of CPL following the Arrangement. The replacement options set out in the table represent CPRL replacement options only.

In addition, SARs are attached to 50% of the options set out in the table with the exclusion of performance-accelerated options.

b. Represents the value of shares purchased by CPR pursuant to the matching provisions of the Share Purchase Plan. These shares will vest in 2003.

c. LTIP payment for 2001 represents payout under SELTIP.

d. Amounts represent the value of matching DSUs and do not include the value of perquisites and other personal benefits as they are not greater than the lesser of $50,000 and 10% of the total annual salary and bonus of any of the Named Executive Officers. For Messrs. Dodge and Waites, amounts also include their election to receive DSUs in lieu of all or a portion of their cash bonus award.

Options and SAR Grants during 2001

The following table shows options and SARs granted under the Management Option Plan for each of the Named Executive Officers for the fiscal year ended December 31, 2001.

Name	Securities Under Options/SARs Granted (#) (a)	% of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (b)	Expiration Date
R.J. Ritchie	31,900	0.9	14.07	27.62	2009/02/07
	22,500	0.6	14.61	27.62	2010/02/07
	126,700	3.5	27.62	27.62	2011/10/17
	202,800	5.6	27.62	27.62	2006/10/17
E.V. Dodge	12,000	0.3	14.07	27.62	2009/02/07
	8,000	0.2	14.61	27.62	2010/02/07
	28,900	0.8	27.62	27.62	2011/10/17
	92,300	2.5	27.62	27.62	2006/10/17
M.T. Waites	3,175	0.1	14.07	27.62	2009/02/07
	4,450	0.1	14.61	27.62	2010/02/07
	12,500	0.3	18.06	27.62	2010/09/25
	22,100	0.6	27.62	27.62	2011/10/17
	70,600	1.9	27.62	27.62	2006/10/17
F.J. Green	11,500	0.3	27.62	27.62	2011/10/17
	36,900	1.0	27.62	27.62	2006/10/17
N.R. Foot	14,400	0.4	27.62	27.62	2011/10/17
	46,200	1.3	27.62	27.62	2006/10/17

a. Under the Management Option Plan each Named Executive Officer was granted regular and performance-accelerated options on October 17, 2001, at an exercise price of $27.62. SARs are attached to 50% of the regular options which expire 2011/10/17. Performance-accelerated options expire 2006/10/17.

Under the terms of the Arrangement, options/SARs granted under the CPL Stock Option Plan, and outstanding on the Effective Date of the Arrangement, were cancelled and replaced with stock options/SARs in CPRL, CP Ships Limited, Fairmont Hotels & Resorts Inc., Fording Inc. and PanCanadian Energy Corporation, the successor companies of CPL following the Arrangement. The options at exercise prices other than $27.62 represent CPRL replacement options.

b. Where the market value differs from the exercise price, the exercise price was determined on such terms as a result of the Arrangement.

Aggregated Option and SAR Exercises during 2001 and Year-end Options and SAR Values

The following table sets out information on the exercise by each of the Named Executive Officers of options and SARs granted under the CPL Stock Option Plan prior to October 17, 2001 and granted under the Management Option Plan subsequent to October 17, 2001 for the fiscal year ended December 31, 2001 and the option and SAR values at December 31, 2001.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options & SARs at Fiscal Year-End (#) (a) (b)		Value of Unexercised in-the-money Options & SARs at Fiscal Year-End ($) (c)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
R.J. Ritchie	236,178	5,472,436	54,400	329,500	968,682	1,476,160
E.V. Dodge	88,791	2,814,352	12,000	121,200	216,360	542,976
M.T. Waites	36,350	1,079,121	20,125	92,700	310,576	415,296
F.J. Green	19,603 19,603 (d)	501,294 539,721 (d)	0	48,400	0	216,832
N.R. Foot	50,461	1,439,293	0	60,600	0	271,488

a. SARs are attached to 50% of the number of options set out in the table with the exclusion of performance-accelerated options granted under the Management Option Plan.

b. One half of regular options and SARs granted become exercisable two years after the grant and the balance become exercisable three years after the grant. Performance-accelerated options become exercisable on the fourth anniversary of the grant or earlier upon the achievement by CPR of specified performance criteria. There is a minimum one-year vesting limit, even if the performance criteria have been achieved prior to the expiration of that time.

c. Under the terms of the Arrangement, options granted under the CPL Stock Option Plan, and outstanding on the Effective Date of the Arrangement, were cancelled and replaced with stock options in CPRL, CP Ships Limited, Fairmont Hotels & Resorts Inc., Fording Inc. and PanCanadian Energy Corporation, the successor companies of CPL following the Arrangement. The replacement options set out in the table represent CPRL replacement options only.

   The value of unexercised in-the-money options at December 31, 2001 is the difference between their exercise price and the fair market value of the underlying CPRL Common Shares on December 31, 2001. The value of such underlying Common Shares on such date was $32.10. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the CPRL Common Shares on the date of exercise.

d. SARs exercised.

Long-Term Incentive Plans - Awards in 2001

The following table describes the long term incentive plan for the fiscal year ended December 31, 2001 for each of CPR's Named Executive Officers.

Name	Securities, Units or other Rights (#) (a)	Performance or Other Period Until Maturation or Payout (b)	Estimated Future Payouts Under Non-Securities Price-Based Plans		
			Threshold ($ or #) (b)	Target ($ or #) (b)	Maximum ($ or #) (b)
R.J. Ritchie	0	January 1, 1999 to December 31, 2002	0	840,000	1,680,000
E.V. Dodge	0	January 1, 1999 to December 31, 2002	0	505,820	1,011,640
M.T. Waites	0	January 1, 1999 to December 31, 2002	0	382,375	764,750
F.J. Green	0	January 1, 1999 to December 31, 2002	0	229,500	459,500
N.R. Foot	0	January 1, 1999 to December 31, 2002	0	229,500	459,500

a. This LTIP program provides for a cash payout at the end of the performance period based on measurable operational and financial targets. No securities, units or other rights were awarded.

b. As a result of the Arrangement, the performance period was shortened by one year to December 31, 2001. The cash payout will be based upon the measurable operational and financial targets at the end of the revised performance period adjusted for the impact of the Arrangement. The cash payout, however, will be made at the end of 2002.

Pension Plans

As at December 31, 2001, CPR maintained a contributory, defined benefit pension plan (the "Basic Plan"), pursuant to which pensions are paid to eligible officers and employees of CPR at retirement. Under the Basic Plan, the amount of pension is based on 2% of the average of the best five consecutive calendar years or final five years of pensionable earnings (wages or salary) multiplied by credited years of service up to a maximum of 35, inclusive of pensions under the Canada Pension Plan or Quebec Pension Plan. The normal retirement age under the Basic Plan is 65. Pensions are payable for the lifetime of the former member and continue to be paid to the surviving spouse after the death of the employee at rates set forth in the Basic Plan. Under the Basic Plan, the pension benefit is limited to the maximum amount prescribed under the *Income Tax Act* (Canada).

CPR also maintained a non-contributory supplemental pension plan (the "Supplemental Plan"), in which Executive Officers participate. The Supplemental Plan provides pension benefits which exceed the maximum permitted under the Basic Plan. Short-term incentive plan awards and notional awards approved by the Compensation Committee are included in the calculation of pensionable earnings. The Supplemental Plan also provides additional benefits for executives who join the Basic Plan in mid-career.

The following table shows the aggregate annual retirement benefits payable under the Basic Plan and the Supplemental Plan upon retirement at age 65 based upon the above described pension formula (exclusive of the amounts paid under the Canada Pension Plan or the Quebec Pension Plan).

Effective January 1, 2001, the Basic Plan was amended to include a contributory defined contribution option. Enhancements to the defined benefit option under the Basic Plan were also made. Where applicable, amendments to the Basic Plan flowed through to the Supplemental Plan. In addition, the Supplemental Plan was amended to allow for an unreduced benefit commencing at age 60.

Annual Pension Payable upon Retirement at Normal Retirement Age

	Years of Service				
Remuneration	15	20	25	30	35
$	$	$	$	$	$
200,000	96,530	109,636	119,158	125,957	130,886
300,000	151,343	170,274	184,028	193,848	200,886
400,000	207,241	231,581	249,265	261,891	270,886
500,000	261,376	291,801	313,906	329,689	340,886
600,000	315,512	352,022	378,547	397,486	410,886
700,000	383,529	420,799	447,877	467,211	480,886
800,000	439,647	482,242	513,188	535,284	550,886
900,000	495,765	543,685	578,499	603,357	620,886
1,000,000	551,884	605,127	643,810	671,430	690,886
1,200,000	664,121	728,013	774,432	807,576	830,886
1,400,000	776,357	850,898	905,055	943,722	970,886
1,600,000	888,594	973,784	1,035,677	1,079,868	1,110,886

The respective years of credited service for pension plan purposes as of December 31, 2001 and at normal retirement age for the Named Executive Officers are: Mr. Ritchie, 31 and 35 years; Mr. Dodge, 32 and 35 years; Mr. Waites, 4 and 21 years; Mr. Green, 23 and 35 years; Mr. Foot, 26 and 35 years.

Severance Agreements

Each Named Executive Officer is entitled to receive, pursuant to the terms of severance agreements between CPR and the Named Executive Officers, certain severance benefits if a change in control of CPR occurs and, within the three-year period following the change in control, the individual's employment is terminated by CPR other than for cause, disability, retirement or death, or by the individual for certain defined reasons such as a change in responsibilities or a reduction in salary or benefits.

Each Named Executive Officer will receive a lump sum severance payment equal to the base salary that such Named Executive Officer would have earned through the end of the applicable severance period (36 months for the CEO and 24 months for the other Named Executive Officers). Each severance agreement also provides that the applicable Named Executive Officer is entitled to certain benefits including payments under CPR's compensation plans and the continuation of certain insurance plan benefits for the duration of the severance period.

Indebtedness of Directors, Executive Officers and Senior Officers

As at December 31, 2001 there was no indebtedness outstanding by, or any guarantees, support agreements, letters of credit or other similar arrangements provided by CPR to, any of the Directors, Executive Officers or Senior Officers of CPR or any of their associates.

Performance Graph

The following Performance Graph illustrates the yearly cumulative total shareholder return on CPRL's Common Shares (assuming reinvestment of dividends) compared with the cumulative total return of the TSE 300 from the period beginning October 3, 2001 to the period ending December 31, 2001.


$200
$150
$100
$50
$0
CPRL
TSE 300
Oct 2001
Dec 2001

The dollar amounts indicated in the graph above and in the chart below are as of October 3, 2001 and December 31, 2001.

	Oct 2001	Dec 2001
CPRL	100.00	141.10
TSE300	100.00	112.42

CPRL Common Shares have been publicly traded since October 3, 2001.

Corporate Governance

CPRL and its Board of Directors recognize the importance of corporate governance to the effective management of the Corporation and to its shareholders. The Corporation's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value.

Under the rules of The Toronto Stock Exchange, CPRL is required to disclose information relating to its system of corporate governance with reference to guidelines set out in section 474 of the TSE Company Manual. CPRL's disclosure addressing each of the TSE's guidelines is set out in matrix form and attached to this Management Proxy Circular as Appendix 1. This disclosure statement has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board of Directors.

CPRL is aligned with the guidelines adopted by The Toronto Stock Exchange. The one exception to CPRL's alignment with the guidelines relates to a recommendation that there be clearly stated mandates for the Board and the CEO. CPRL's full Board has plenary power. Any responsibility which is not delegated to senior management or a committee of the Board remains with the full Board. The CEO has general responsibility for the effective, efficient and prudent management of the Corporation subject to the Board's stewardship responsibilities. CPRL believes this is an appropriate arrangement given the respective responsibilities of the Board committees and senior management.

Directors' and Officers' Liability Insurance

CPRL carries on its own behalf, and on behalf of its subsidiaries, a Directors' and Officers' liability insurance policy. This policy has an annual aggregate coverage limit of $125,000,000 US subject to a deductible of $250,000 US in cases where a Director or Officer is reimbursed by CPRL or a subsidiary for any loss covered by the policy. The approximate amount of the premium, including corporate reimbursement coverage, paid by CPRL in 2001 in respect of its Directors as a group and its Officers as a group (including Officers of Canadian Pacific Railway Company) was $98,417 US and $196,833 US, respectively. The aggregate amount of the premium paid by the Directors and Officers of CPRL (including Officers of Canadian Pacific Railway Company) in respect of the year 2001 was approximately $108 and $367, respectively.

Availability of Documents

Copies of the following documents are available on written request to the office of the Corporate Secretary at Suite 2000, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4: the 2001 Annual Information Form (which form is filed with the United States Securities and Exchange Commission as a Form 40 - F), the 2001 Annual Report to Shareholders containing the comparative Consolidated Financial Statements for the year ended December 31, 2001 together with the Auditors' Report thereon and Management's Discussion and Analysis of Financial Condition and Results of Operations, the interim financial statements for periods subsequent to December 31, 2001, and this Management Proxy Circular.

Shareholder Proposals

Any shareholder proposals to be included in the Management Proxy Circular to be issued in respect of the 2003 Annual Meeting of Shareholders must be received by the Vice-President Strategy and Law, Corporate Secretary by November 21, 2002.

Directors' Approval

The contents of this Management Proxy Circular and its distribution to each Director, to each shareholder entitled to receive notice of the Annual and Special Meeting, and to the Auditors of the Corporation have been approved by the Directors of CPRL.

Marcella M. Szel
Vice-President Strategy and Law,
Corporate Secretary

Calgary, Alberta
February 19, 2002

Statement of Corporate Governance Practices

Corporate Governance Guideline	Does CPRL Align with TSE Guideline	Comments
1. Board should explicitly assume responsibility for stewardship of the Corporation and specifically for:		
a. adoption of a strategic planning process	Yes	One Board meeting a year is specifically set aside for a substantial strategic planning session in which the Board reviews and discusses strategies developed by management. The Corporation's general strategies and the implementation thereof are discussed regularly at meetings of the Board.
b. identification of principal risks, and implementing risk managing systems	Yes	The Board, through the Audit, Finance and Risk Management Committee, monitors systems that have been put in place to address risks identified by the Corporation and periodically reviews reports by management in respect of those risks.
c. succession planning including appointing, training and monitoring senior management	Yes	The Management Resources and Compensation Committee reviews, reports and where appropriate, provides recommendations to the Board on the appointment of officers, existing management resources and succession plans for officers.
d. communications policy	Yes	The Corporation's shareholder and investor relations personnel are required to make ongoing disclosure and to respond to inquiries from shareholders and other stakeholders with the review, as appropriate, by senior management and the Board. Other material documents such as the annual report, MD&A, proxy circular, the annual information form and quarterly financial statements are reviewed and, where required, approved by the Board or one of its committees, in each case before they are distributed.
e. integrity of internal control and management information systems	Yes	The Board, through the Audit, Finance and Risk Management Committee, oversees the integrity of the Corporation's internal control and management information systems. See item 13.
2. Majority of Directors should be "unrelated" (independent from management and free from interfering interest)	Yes	If the proposed Directors are elected to the Board, 10 out of 11 Directors will be unrelated to the Corporation. R.J. Ritchie, President and CEO, is the only Board member who is considered by the Board to be related.

Corporate Governance Guideline	Does CPRL Align with TSE Guideline	Comments
3. Disclose for each Director the principles supporting the determination of whether Directors are "unrelated"	Yes	J.E. Newall — Unrelated – is Chairman of the Board of Directors of the Corporation R.J. Ritchie — Related – is President and CEO of the Corporation None of the remaining Directors or their associates has: - worked for CPRL - significant business or other relationships with CPRL - received remuneration from CPRL in excess of Directors' fees Other Directors continuing in office: S.E. Bachand — Unrelated J.E. Cleghorn — Unrelated J. Lamarre — Unrelated J.R. Nininger — Unrelated M. Paquin — Unrelated M.E.J. Phelps — Unrelated R. Phillips — Unrelated The Viscount Weir — Unrelated M.W. Wright — Unrelated
4. Appoint a Committee responsible for proposing and assessing Directors	Yes	The mandate of the Corporate Governance and Nominating Committee of the Board includes: - recommending candidates for election to the Board - reviewing, on annual basis, credentials of nominees for re-election - recommending candidates for filling vacancies on the Board All members of the Corporate Governance and Nominating Committee are non-management and unrelated.
5. Implement a process for assessing the effectiveness of the Board, its Committees and individual Directors	Yes	The mandate of the Corporate Governance and Nominating Committee includes: - assessing the effectiveness of the Board as a whole and making recommendations to improve the Board's effectiveness - reviewing the performance of the Board and, to the extent deemed necessary by the Committee, the performance of individual Directors - reviewing the composition of the various committees of the Board and making recommendations thereon to the Board

Corporate Governance Guideline	Does CPRL Align with TSE Guideline	Comments
6. Provide orientation and education programs for new Directors	Yes	The Corporate Secretary prepares a "Director's Manual" for new and existing Directors, which is updated twice a year and distributed to the full Board. Presentations are made regularly to the Board on different aspects of CPRL's business and operations.
7. Examine size of Board, with a view to its effectiveness	Yes	CPRL believes that its Board must have enough Directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of the Directors and considers whether the current size of the Board promotes effectiveness and efficiency. The Board believes that its current membership of 11 Directors is within the desirable range and allows the Board to deliberate effectively.
8. Review adequacy and form of compensation of Directors in light of risks and responsibilities	Yes	The mandate of the Corporate Governance and Nominating Committee includes reviewing and recommending to the Board the remuneration of Directors. In determining Directors' remuneration, the Committee considers, among other factors, time commitment, compensation provided by comparative companies, and risks and responsibilities.
9. a. Committees should generally be composed of outside Directors, a majority of whom are unrelated	Yes	All of the Board committees are composed solely of unrelated Directors.
b. Describe the responsibilities of the Committees of the Board	Yes	Audit, Finance and Risk Management Committee: responsibilities are described under item 13. Management Resources and Compensation Committee: employment, remuneration and succession planning. Environmental and Safety Committee: environmental and health and safety compliance. Corporate Governance and Nominating Committee: responsibilities are described under items 4, 5, 8, 10, 11 and 12. Pension Trust Fund Committee: oversees the operation of the pension plans and the investment policies and management of the pension trust funds

Corporate Governance Guideline	Does CPRL Align with TSE Guideline	Comments
10. Assume or appoint a Committee with responsibility for approach to corporate governance issues	Yes	The mandate of the Corporate Governance and Nominating Committee includes responsibility for the Board's approach to corporate governance issues. Its mandate includes: - monitoring developments in corporate governance theory and practice - reviewing the mandates of the Board's committees and recommending changes - recommending the composition of the various committees of the Board - undertaking such other initiatives as are needed to help the Board deliver effective corporate governance.
11. a. Define limits to management's responsibilities by developing written mandates for:		
i. the Board	No	There is no specific mandate for the Board, since the Board has plenary power. Any responsibility which is not delegated to senior management or a Board committee remains with the full Board. In addition to those matters which must by law be approved by the Board, management is required to seek Board approval for major transactions including those that involve investments and expenditures above a certain dollar threshold.
ii. the CEO	No	While there is no specific written mandate, the CEO's objectives are discussed annually with the Management Resources and Compensation Committee and approved on recommendation by that Committee by the Corporate Governance and Nominating Committee. These objectives include the general mandate to manage the Corporation, including its physical, financial and human resources, and to maximize shareholder value.
b. Board should approve CEO's corporate objectives	Yes	The Management Resources and Compensation Committee reviews the CEO's general objectives on an annual basis and reviews the corporate targets for which the CEO has responsibility. These are then approved by the Corporate Governance and Nominating Committee.

Corporate Governance Guideline	Does CPRL Align with TSE Guideline	Comments
12. Establish structures and procedures to enable the Board to function independently of management	Yes	The Board meets on a regular basis with the CEO and without other management present, and it also meets regularly without the CEO. The Corporate Governance and Nominating Committee is responsible for ensuring that the Board functions independently of management. It is chaired by an unrelated Director who, in required circumstances, acts in the role of a "Lead Director". The Board acts in a supervisory role and expects management to: a. present a comprehensive annual budget and report on CPRL's financial performance against the annual budget; b. report regularly on the Corporation's business and affairs, and on any matters of material consequence for CPRL and its shareholders; and c. maintain an ongoing review of the Corporation's strategies and their implementation in light of evolving conditions.
13. Establish an Audit Committee with a specifically defined mandate	Yes	The mandate of the Audit, Finance and Risk Management Committee includes: - monitoring audit functions and the preparation of financial statements - reviewing management's actions in relation to the preparation of financial statements and the maintenance of internal controls - reviewing the Corporation's financial reporting in connection with the annual audit and the preparation of financial statements - discussing with management the Corporation's policies and procedures for management of risks - periodically reviewing and discussing with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence - reviewing audit plans and reports of the internal and external auditors - pre-approving significant non-audit engagements of the Corporation's external auditors and reviewing fees paid for these engagements - meeting with the internal and external auditors independently of management - reviewing all major financings of the Corporation and its subsidiaries and annually reviewing the Corporation's financing plans and strategies - reviewing management's program to ensure compliance with the Corporation's Code of Business Ethics All members of the Audit, Finance and Risk Management Committee are non-management and unrelated Directors.

Corporate Governance Guideline	Does CPRL Align with TSE Guideline	Comments
14. *Implement a system to enable individual Directors to engage outside advisers, at the Corporation's expense*	Yes	*Individual Directors may, with the authorization of the* Corporate Governance and Nominating Committee, engage outside advisors at the expense of the Corporation.

suite 500 gulf canada square 401 - 9th avenue sw calgary alberta T2P 4Z4 **www.cpr.ca** TSE/NYSE: CP

CANADIAN PACIFIC RAILWAY

Printed in Canada

CANADIAN PACIFIC RAILWAY

Computershare Trust Company of Canada
Transfer Agent for Canadian Pacific Railway Limited
PO Box 1542, STN B
Montreal Quebec H3B 3L2
Telephone 514-982-7800
1-800-332-0095
www.computershare.com

Proxy Number
Issue ID
Holder Account Number

Use a black pen. Print in CAPITAL letters inside the grey areas as shown in this example. A B C 1 2 3 X

Proxy Form - Annual and Special Meeting to be held on April 12, 2002

Notes to Proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). This proxy should be read in conjunction with the accompanying Notice of the Meeting and Management Proxy Circular.**

2. **If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual we may require documentation evidencing your power to sign the proxy with signing capacity stated.**

3. The form of proxy should be signed in the exact manner as the name appears on the proxy.

4. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed by the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxy other than the management nominees named on the reverse of this form.

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy. Have this proxy form in hand when you call.

Receive Documents Electronically - You can enrol to receive future securityholder communication electronically, after you vote using the Internet. Even if you don't vote online, you can still enrol for this service. Follow the instructions below.

To Vote Using the Telephone (Within U.S. and Canada)

- Call toll free 1-800-816-9061 from a touch tone telephone. There is **NO CHARGE** for this call.
- Enter your CONTROL NUMBER and PIN NUMBER, and then listen for voting instructions.

To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy
- Enter your CONTROL NUMBER and PIN NUMBER, and then follow the voting instructions on the screen.

To Receive Documents Electronically

- You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you **don't** vote online, you can still enrol at: www.computershare.com/ca/consent
- Enter your CONTROL NUMBER and PIN NUMBER, and then follow the instructions on the screen.

CONTROL NUMBER **PIN NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this proxy form.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxy

I/We being holder(s) of Common Shares of Canadian Pacific **Railway Limited hereby appoint(s):**
Robert J. Ritchie, or failing him Edwin V. Dodge, or failing him Michael T. Waites

OR

Print the name of the person you are appointing if this person is someone other than the named appointees

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that may come before the Annual and Special Meeting of Shareholders of Canadian Pacific Railway Limited to be held in Calgary, Alberta on Friday, April 12, 2002 at 9:00 a.m. (Mountain Time) and at any adjournment or postponement thereof.

1. Election of Directors

The nominees proposed by Management are noted in the accompanying Management Proxy Circular.

FOR all nominees

WITHHOLD* vote for all nominees

2. Appointment of Auditors

	For	Withhold*
Appointment of PricewaterhouseCoopers LLP as Auditors		

3. Resolution

The Board of Directors recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Management Proxy Circular.

	For	Against
The resolution approving the Shareholder Rights Plan		

*If you mark the withhold box for a particular item, you are directing your proxy not to vote on that item.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any Proxy previously given with respect to the Meeting. If no voting preferences are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date - Day / Month / Year

CPDQ 1ECPP

00C0MA

now

CANADIAN PACIFIC RAILWAY

annual report 2001

TSE/NYSE: CP

now

Canadian Pacific Railway provides rail and intermodal freight transportation over a 14,000-mile network extending from Montreal to Vancouver, and throughout the U.S. Midwest and Northeast. Its track feeds directly into the Chicago hub from the east and west coasts. Alliances with other carriers extend CPR's market reach beyond its own network in the U.S. and into the major business centres of Mexico.

A single word conveys Canadian Pacific Railway's message to shareholders in this annual report. **now** implies a changed CPR. It speaks to the momentous events of 2001, but also serves as a reminder of CPR's history of adjusting and shifting to turn new developments into great opportunities that build value.


CANADIAN PACIFIC
CANADIAN PACIFIC

highlights

CPR's successful spin-off from Canadian Pacific Limited gave investors the newest pure-play railway stock on the capital markets. On October 3, CPR was listed on the NYSE and TSE, its competitive position fortified by a strong balance sheet, revitalized infrastructure and operational excellence.

Moving quickly to control costs at the first signs of uncertainty in the economy, CPR eliminated 500 positions, the cuts following immediately behind an 18-month program to eliminate 1,900 positions.

CPR took its Genesis plan for operating efficiency to a new, more refined level, putting in place all the components of lower-cost scheduled railway operations. Today, CPR schedules every component of its complex operations web, from trains to track work, freight cars and locomotives.

With a new 10-year, $400-million contract, CPR solidified its position as exclusive rail carrier for Consolidated Fastfrate, Canada's largest small-shipment consolidator handling more than 600,000 tons of freight a year. The deal is expected to generate a 25 % increase in the value of less-than-truckload business for CPR, with solid prospects for further growth.

The Federation of Canadian Municipalities, the national voice of municipal governments, and CPR adopted a unique dispute resolution process designed to reduce the costly intervention of courts and regulators in resolving issues. The process recognizes that good community relations are integral to success in the railway business.

Tronicus, a wholly owned CPR subsidiary providing integrated supply chain solutions, completed its first full year of operation in 2001. Tronicus is growing CPR's service offerings beyond core rail services into the extended supply chain.

 All financial information in this annual report is expressed in Canadian dollars, except where otherwise indicated.




Operating expense
(per thousand GTMs) *
15.63 15.07 14.22 13.33 13.53
18.0
14.0
10.0
97
98
99
00
01
* excluding non-recurring items


Capital program
(millions of dollars)
858.0 1,094.3 843.0 571.2 555.3*
1100
800
500
200
97
98
99
00
01
* excluding capital leases

quarterly financial information

(in millions, except operating ratio and earnings per share data)

for the three months ended		Mar 31	Jun 30	Sep 30	Dec 31	**Year**
Total revenues	**2001**	**$ 918.3**	**$ 931.4**	**$ 898.2**	**$ 950.7**	**$ 3,698.6**
	2000	$ 912.7	$ 904.0	$ 910.4	$ 928.0	$ 3,655.1
Operating income [1]	**2001**	**$ 152.0**	**$ 205.6**	**$ 222.0**	**$ 261.4**	**$ 841.0**
	2000	$ 186.7	$ 204.2	$ 221.7	$ 232.6	$ 845.2
Operating ratio [1]	**2001**	**83.4**	**77.9**	**75.3**	**72.5**	**77.3**
	2000	79.5	77.4	75.6	74.9	76.9
Net income [1]	**2001**	**$ 58.9**	**$ 94.8**	**$ 98.8**	**$ 117.5**	**$ 370.0**
	2000	$ 85.1	$ 95.6	$ 95.8	$ 124.1	$ 400.6
Basic earnings per share [1]	**2001**	**$ 0.37**	**$ 0.60**	**$ 0.62**	**$ 0.74**	**$ 2.34**
	2000	$ 0.54	$ 0.60	$ 0.60	$ 0.78	$ 2.53
Diluted earnings per share [1]	**2001**	**$ 0.37**	**$ 0.60**	**$ 0.62**	**$ 0.74**	**$ 2.33**
	2000	$ 0.54	$ 0.60	$ 0.60	$ 0.78	$ 2.52

[1] Excluding non-recurring items (see five-year summary on page 70).

operations and productivity

	2001	2000	1999	1998	1997
Gross ton-miles (GTM) of freight (millions)	**211,157**	210,719	192,206	182,579	186,464
GTMs per active locomotive per day (thousands)	**672**	646	572	494	471
GTMs per mile of road operated [1] (thousands)	**15,199**	15,096	13,387	12,630	12,351
GTMs per average active employee (thousands)	**12,431**	11,729	10,031	9,196	9,254
Average train weights (tons)	**5,533**	5,386	5,102	4,867	5,059
U.S. gallons of fuel per thousand GTMs	**1.26**	1.30	1.38	1.50	1.56
Number of active employees at year end	**15,840**	17,519	18,150	19,323	19,514
Miles of road operated at year end [1]	**13,893**	13,959	14,358	14,456	15,097
Personal injuries per 100 employee years [2]	**3.8**	3.9	4.4	4.5	5.8
Train accidents per million train miles	**1.9**	2.0	2.1	2.2	3.4

[1] Excluding track on which CPR has haulage rights.
[2] Equivalent to 200,000 employee hours.




Winnipeg
Dryden
Thief River Falls
Thunder Bay
Duluth/Superior
Minneapolis
St. Paul
Milwaukee
Chicago
Detroit
Windsor
Buffalo
Toronto
Quebec
Montreal
Albany
Boston
Scranton
New York/
Newark
Harrisburg
Philadelphia
Baltimore
Washington D.C.
Indianapolis
St. Louis
Louisville
Atlanta
Baton Rouge
New Orleans
Orlando
Tampa
Miami
Coatzacoalcos

CPR gained full operational control of the Detroit River Tunnel after Borealis Transportation Infrastructure Trust purchased the 50 % stake held by CPR's former ownership partner. The tunnel links Windsor and Detroit in North America's busiest free-trade corridor.

Using Expressway, the only modern trailer-on-train service that can move non-reinforced truck trailers, CPR provided DaimlerChrysler with a shuttle service between Windsor and Detroit in the aftermath of the September 11 terrorist attacks on the U.S. The cross-border rail shuttle kept high priority parts moving to production plants while traffic was backed up at road border points.

A 10-year extension to its contract with CP Ships secured CPR's position as the leading rail service provider for container shipments at the Port of Montreal. CPR operates 45 trains a week between the port and markets in Canada and the U.S., including the Chicago hub.

CPR and Norfolk Southern launched joint intermodal service between the Port of New York/New Jersey and Toronto and Montreal, slicing one-third off the standard rail transit time. For the first time, import-export shippers have an expedited rail service option that is competitive with truck transit times.

Moving to stay in front of demand, CPR expanded capacity to 400,000 handlings a year at its Vaughan Intermodal Facility in Greater Toronto, Canada's largest intermodal market. Vaughan is now the largest rail-truck terminal in Canada, and is a key part of CPR's continuously improving intermodal service.

In Chicago, the continent's intermodal hub, CPR made improvements at its Bensenville Yard to speed the flow of containers moving to and from Europe and the Pacific Rim.

Freight revenue distribution


23%
21%
14%
11%
12%
10%
9%

bulk
21% grain; 14% coal; 11% sulphur and fertilizers

carload
12% industrial products; 10% forest products; 9% automotive

23% intermodal

GTMs per average active employee (thousands)


9,254
9,196
10,031
11,729
14,000
13,000
12,000
11,000
10,000
9,000
8,000
97
98
99
00

Train accidents
(per million train miles)


3.4
2.2
2.1
2.0
4.5
3.5
2.5
1.5
0.5
97
98
99
00

CPR's container volumes between the Port of Vancouver and Chicago doubled in 2001. The growth followed infrastructure and service improvements by CPR and the port designed to capture a larger share of the $1.5 billion-a-year U.S. Midwest market for transPacific container shipments.

Coal volumes and revenues were strong as world markets remained robust. Production increased at CPR-served mines in southeastern British Columbia to meet the demand.

The Pacific CanAm alliance between CPR and Union Pacific continued to generate cross-border traffic growth for both railways. Track infrastructure improvements, dedicated locomotives and a joint customs inspection platform have cut transit times by as much as half.

ALSTOM took over management and operation of Ogden Shops in Calgary, CPR's largest maintenance and overhaul facility. The transfer reduced repair and maintenance costs and enabled CPR to focus on its core business.

Container and trailer capacity at the Calgary Intermodal Facility was expanded by 45 % to 150,000 handlings. Canadian Tire, one of Canada's largest retailers, opened a regional distribution centre in January 2002 next to the terminal – another success in CPR's co-location strategy with major customers.


Edmonton
Vancouver
Calgary
Saskatoon
Seattle
Regina
Portland
San Francisco
Denver
Los Angeles
Santa Fe
San Diego
Phoenix
Mexicali
Nogales
El Paso
Presidios
San Antonio
Chihuahua
Eagle Pass
Laredo
Monterrey
Torreón
Guadalajara
Manzanillo
Mexico C
Puebla
Lázaro Cárdenas

- forest products
- grain
- coal
- automobiles
- steel
- intermodal facilities
- cpr route
- traffic flows (2-way movement)

Operating income
(millions of dollars) *


667.8
720.7
762.3
845.2
840.0
950
850
750
650
97
98
99
00
01

* excluding non-recurring items

Operating ratio
(percentage) *


81.4
79.2
78.2
76.9
77.3
85.00
80.00
75.00
70.00
97
98
99
00
01

* excluding non-recurring items

Return on equity
(percentage) *


7.7
11.0
11.6
12.0
11.0
14.0
7.0
0.0
97
98
99
00
01

* excluding non-recurring items

the right time

now

our vision we will be the preferred business partner in rail-based transportation services.

our mission through teamwork, we will create value by delivering superior customer-focused transportation solutions.



After 30 years as part of Canadian Pacific Limited, Canadian Pacific Railway was spun off in 2001, emerging on October 3 as a broadly held company on the equity markets.

We met the enormous challenge of moving from under the wing of a diversified conglomerate to the direct discipline of the capital markets. We did it while keeping the key performance indicators moving in the right direction.

The spin-off was carried out to unlock shareholder value and to create opportunity to invest in CPR as a pure-play railway stock.

The timing was right for many reasons:

- our accelerated infrastructure renewal program is complete, our balance sheet is solid, and we have a new level of competitive robustness;
- we are focused squarely on key performance objectives that will deliver the value our shareholders expect;
- we have the ability to improve our profitability and move quickly to maximize promising opportunities;
- we have the financial and operating discipline required by the equity markets;
- we have a franchise that is positioned to prosper.

As a stand-alone company, CPR now has the flexibility to share with employees the results of their efforts. We have a new board of directors who bring diverse business backgrounds and expertise to the table but who share a common purpose – prosperity for CPR shareholders.

Our world changed dramatically in 2001 for other reasons, too. We began to see slowing in some sectors of the economy. The security North Americans take for granted was shattered on September 11. CPR's performance amidst this uncertainty put to rest any doubt about our readiness for independence.

We moved quickly to contain costs at the first signs of a slowing economy and further improved productivity and asset utilization, while continuing to deliver outstanding service and offer innovative products. We're far from finished in these areas.

Even with the weakness in the economy, CPR delivered an operating income performance in 2001 that virtually equalled the record results of 2000. On a quarterly basis, we surpassed last year's operating income in all but the first three months.

CPR also measures success through service, safety and the effectiveness of our people. These metrics are noteworthy because, collectively, they represent our commitment to CPR's vision: **To be the preferred business partner in rail-based transportation services.** The reward for achieving this vision is growth in shareholder value.

I believe you will share our pride in CPR's progress, and our conviction that the most outstanding years are still ahead.

Robert Ritchie president and chief executive officer

a proven performer

The quality of CPR's customer service is second to none. We attribute this strength to our cross-functional Account Service Teams. Their efforts are on many fronts – from a customer's first call to CPR, through to service delivery and accountability.

On-time delivery is the service standard that has a direct bearing on growth. CPR's revitalized fleet of locomotives and freight cars, track improvements and scheduled operations have dramatically improved on-time delivery. Our premium long-haul intermodal train service delivered 99 % on-time service in 2001.

Another indicator of CPR's success is our co-location strategy whereby major customers locate regional distribution centres next to our intermodal terminals. These customers include retail giants Sears and Canadian Tire, and Consolidated Fastfrate, Canada's largest small-shipment consolidator. Their investments speak volumes about their faith in CPR's long-term ability to deliver the service they need.

We are reaching out to shippers with integrated solutions, new service brands, innovative technologies and intelligent alliances. Tronicus, CPR's supply chain management subsidiary, is responding to growing demand by traditional rail customers for services that extend beyond standard rail offerings.

In 2001, CPR launched Connetix™, a market brand offering innovative rail-truck solutions to shippers through a network of strategically located transfer and storage facilities.

We're making lucrative inroads to the huge truck market by competing against truckers in selected markets, and working with them in others. For example, volumes on CPR's Expressway, a unique trailer-on-train service, grew by 150 % in 2001. We also introduced joint expedited intermodal service with Norfolk Southern between the Port of New York/New Jersey and Toronto and Montreal. It offers truckers and ocean shipping lines a rail option that can reduce border delays and save truck companies fuel and driver costs.

I have met with Canada's Transport minister to present the benefits the rail industry can bring to the area of public-private partnerships. These rail-based partnerships, which require the benefit of government investment as a catalyst, would provide services that are in the public interest. With trains capable of moving the equivalent of 300 truckloads at a time, there is opportunity for railways, truckers and governments working together to reduce the negative impact of unpredictable border delays and to provide an economic alternative to expanding highways.

productivity enablers

Information technology (IT) is a fascinating productivity enabler. Best-in-class IT applications provide the foundation for CPR's Service Excellence initiative.

In the last three months of 2001, more than 9,000 employees became shareholders.



These applications enable us to plan and manage shipments to maximize cost-effectiveness and meet customer commitments. IT is the silent hero behind our successful shift to scheduled operations. Today, CPR schedules every component of our complex operations web. This is driving down expenses, and driving up productivity, asset utilization and service.

Employees have embraced the safety challenge and made CPR a safety leader. But there were tragic work accidents resulting in two fatalities on our property in 2001. These incidents caused us to take a collective pause for reflection. They strengthened our determination to continuously do better while recognizing the tremendous progress our employees have made in reducing injuries and train accidents.

CPR's commitment to railway and public safety and good environmental stewardship is reflected in our Responsible Care® partnership. As a partner, CPR works with other companies to continuously improve standards in handling and transporting chemical products. The Responsible Care® ethic is reflected in our corporate values, policies, business plans and management systems.

Our profitability in 2001 was second-best in the industry based on operating ratio, but I don't intend for CPR to be the perennial silver medallist. We expect to continue growing revenues through our yield management and Connetix initiatives. We haven't yet fully harnessed the potential from investment in new assets, including locomotives, freight cars, IT, track and terminals. In 2001, we took our program for operational efficiency, code-named Genesis, to a new level. The next generation is around the corner. These are some of the value drivers that will deliver earnings growth and free cash flow.

Looking forward, we expect continued uncertainty in the economy through the first half of 2002, and possibly continuing into the second half. We will continue to attack costs aggressively, and we have the agility to do what's needed.

There is also some uncertainty with respect to security issues around the movement of goods in populous areas of the U.S. and Canada and the protection of North America's rail infrastructure.

In the last three months of 2001, more than 9,000 employees – almost 60 % of our total workforce – became shareholders in their company through a matching share purchase plan. We also introduced a stock option plan at the middle and senior management levels, and CPR's senior executives are required to hold up to four times their annual salary in stock. These programs give employees at all levels a personal stake in the success of their company. They serve as an incentive to strive hard and to build an entrepreneurial culture and a winning team.

I encourage you, as a new shareholder in a railway virtually rebuilt from the ground up in the last six years, to take the time to broaden your understanding of CPR. Once you have, I believe you will share our pride in CPR's progress in 2001, and our conviction that this railway's most outstanding years are still ahead.

In closing, I wish to thank our employees for successfully guiding CPR through a turbulent year. I have every confidence they can manage what's ahead.

Finally, I would like to welcome our board of directors, including Ted Newall, the new Chairman. Ted served on the boards of Canadian Pacific Limited and CPR for four years and was keenly involved in the railway's business. We are fortunate to have his business expertise and broad experience.

moving forward

now



Investors were rewarded with solid share price performance in the months following the spin-off.

Mike Waites chief financial officer

Despite a slowing economy that began in early 2001, CPR's entry into the equity markets has been highly successful. Today, our disciplined capital management and solid, flexible balance sheet have CPR poised to deliver continued strong performance levels, even in these unsettled times.

The spin-off of CPR from Canadian Pacific Limited gave us an opportunity to clearly articulate our story – who we are, what our strengths are and what an exciting time this is for the railway. Investors listened – and liked what they heard. An impressive 90 % of our top institutional shareholders kept their money with us, producing an outstanding level of shareholder stability. They were rewarded with solid share price performance in the months following the spin-off.

At the beginning of November, CPR concluded a US$750-million bond financing that enabled us to negotiate far more favourable terms for the company's credit facilities. Completed in just 30 days, this financing has gone a long way towards ensuring the debt on our balance sheet is manageable, we have financing at attractive terms and rates, and we have the financial flexibility to move this company forward.

In 2001, we managed through an economic downturn and harsh weather-related operating conditions, delivering an operating income comparable with 2000. We now move forward with confidence that decisive cost reduction efforts and fluid operations, combined with the strength of CPR's diversified revenue sources, will continue to generate solid earnings growth.

Combined with a disciplined capital management program, this earnings growth should deliver higher free cash flow and further build shareholder value. Large investments in locomotives and IT are behind us and it's now time to fully harvest their benefits.

Cost management remains a priority for CPR. Our procurement sourcing and rail e-marketplace initiatives are expected to deliver additional savings, reducing both capital expenditures and operating expenses. For example, Railmarketplace.com[SM], a website developed by CPR and other major railways, links buyers and sellers through an open electronic exchange of goods and services. There are ongoing opportunities to further reduce expenses by sharing facilities and assets, by eliminating rework, and by constantly refining, rationalizing and evolving our franchise.

With this continued cost discipline, CPR expects to drive more of the revenue and volume growth to the bottom line.

We look to the future with the certainty that there will always be change. Change brings opportunities as well as challenges, and we have built a CPR that is ready for both.

EBITDA
(millions of dollars) *



872.7
981.3
1,028.6
1,126.8
1,132.7
1300
1200
1100
1000
900
800
700
97
98
99
00
01

* excluding non-recurring items (see full description on page 70), non-rail in 1996 and the $120-million gain on partial redemption of 4 % Consolidated Debenture Stock and a $30-million adjustment to the amortization of discount on restructuring accruals for a reduction in the discount rate.

Return on capital employed
(percentage) *



15.2
15.6
14.5
14.9
13.2
20.0
17.5
15.0
12.5
10.0
97
98
99
00
01

* excluding non-recurring items (see full description on page 70).

Free cash flow before dividend
(millions of dollars)



507.1
(312.4)
(402.7)
139.7
168.9
600.0
400.0
200.0
0.0
-200.0
-400.0
-600.0
97
98
99
00
01

unlocking potential

now



CPR has nurtured a reputation for the kind of customer relationships that build long-term loyalty.

Ed Dodge chief operating officer

CPR is aiming to hit the sweet spot in the railway business. This means striking that balance between driving down overall unit costs and pushing up asset utilization, while providing service that satisfies customers and attracts new business – all of this while doing the job safely.

We made remarkable progress on all these fronts in 2001, and in the face of an uncertain economy in 2002, hitting the sweet spot will be all the more important. I know we are up to the challenge.

CPR has made fundamental changes in the way the business is run. We've altered our organizational structure to better align the activities of our Marketing and Operations departments. Performance objectives are clear and unambiguous, and departmental strategies are complementary. Decision making is faster and our ability to respond to either market opportunities or downturns has been enhanced.

Innovative cross-functional thinking has produced exciting new product offerings in the reload and intermodal markets. Smart alliances with shippers and other carriers are generating growth in some markets despite the economic uncertainty. CPR has nurtured a reputation for the kind of customer relationships that build long-term loyalty.

We continue to harness CPR's new assets to reduce operating costs. Improving the quality of locomotives, railcars, mainline corridors and intermodal terminals has allowed CPR to remove much of the variability in our operations. A much higher degree of operational predictability means less rework and, therefore, fewer resources to manage our Integrated Operating Plan, which we call Genesis.

Use of these hard assets is being managed better than at any time in our history because of complementary investment in advanced IT. Implementation of an integrated suite of applications will be largely complete by the end of 2002 and IT will continue to be a key enabler of service quality and asset utilization improvement in the years to come.

We continue to unlock the potential of our new fleet of high performance alternating current (AC) locomotives. The benefits of AC technology are leveraged with each refinement of Genesis.

Nothing will be judged a success unless it is done safely. In 2002, an independent team will verify CPR's adherence to the practices and principles of Responsible Care®. This verification process is a requirement of all partners in Responsible Care®, an initiative which unites us with our customers and communities in continuously improving the standards for safely handling and transporting chemicals. It will give CPR the opportunity to spotlight its commitment and achievements in this critical area.

Capital program distribution
(1997 – 2001)


10%
15%
50%
25%
track
locomotives*
information systems
cars, terminals & other

* 2001 includes capital leases

Average train weights
(tons)


5,059
4,867
5,102
5,386
5,533
6,000
5,500
5,000
4,500
4,000
97
98
99
00
01

Personal injuries
(per 100 employee years)


5.8
4.5
4.4
3.9
3.8
6.0
4.5
3.0
97
98
99
00
01



The hood is lifted from a CPR locomotive that will be rebuilt and repainted with the company's wordmark and logo at Ogden Shops in Calgary. Management and operation of Ogden Shops, CPR's largest repair and maintenance facility, was transferred to ALSTOM in 2001. The facility is now operated by a world leader in equipment manufacturing and repair with access to a large marketplace. The transfer allows CPR to focus on its core business of operating trains.

expense reduction

Investments to renew CPR's infrastructure have been tremendous expense-reduction enablers. They have led to significant reductions in fuel consumption, locomotive and freight car maintenance, facilities and jobs. Now, CPR's shift to scheduled railway operations is taking efficiency gains to new levels and generating sustainable savings.

improving fuel economy

Locomotives consumed 268 million U.S. gallons of diesel fuel in 2001. With highly fluid train movements, longer, heavier trains, improved scheduling, and a smaller but more powerful locomotive fleet, fuel consumption has dropped 21 % since 1996, while freight volume has grown 15 %.

Over the past five years, CPR has reduced its locomotive fleet by 257 engines, and its freight car fleet by 9,000 cars. Today, we are moving more freight with fewer but more powerful locomotives, and fewer but higher-capacity freight cars.

As new assets were acquired, maintenance requirements dropped and CPR consolidated its shops. Underutilized shops have been transferred to firms that are global players in equipment repair and manufacturing, leaving CPR to focus on its core business of running trains.

In 2001, Paris-based ALSTOM, a world leader in manufacturing and repairing rail equipment, took over management and operation of Ogden Shops in Calgary, our largest maintenance facility. Over the next 10 years, we expect to save $40 million in repair costs as a result of the ALSTOM deal.

CPR also expanded its warranty service agreements with General Electric Transportation Systems and the Diesel Division, General Motors, and signed a locomotive maintenance agreement with OmniTRAX Locomotive Canada. Together, the three firms are supervising maintenance and repair of more than three-quarters of our locomotive fleet in CPR facilities. The service agreements contain stringent performance commitments that have had a direct positive impact on cost control and service.

a leaner organization

Scheduled railway operations have removed much of the inconsistency from our business. Trains are longer and heavier, enabling CPR to move more freight in fewer trains at lower cost. Locomotives and freight cars are spending less time in repair shops. New IT applications are speeding decision making. With these improvements, fewer people are needed for operations, repairs and management. CPR's workforce has fallen to about 15,800 in 2001, from 20,500 in 1996, while labour productivity has increased almost 50 % in the same period.



asset utilization

CPR still has plenty of "runway" when it comes to asset utilization. This runway is the potential for efficiency and productivity yet to be harnessed from new assets.

When our accelerated franchise renewal program began in 1997, the biggest challenge was to make the right asset choices. Once choices were made, the new challenge became smart management of the assets.

genesis

Launched in 1999, Genesis was the name assigned to a complete redesign of the Integrated Operating Plan – the goal being a quantum leap in service, asset utilization and cost efficiency, and an overall improvement in dock-to-dock delivery.

Enabled by the new assets, Genesis resulted in a marked increase in train size and locomotive fleet utilization. CPR now handles more freight on time with fewer resources than at any time in its recent history.

Late in 2001, CPR introduced Genesis Mark IV, capitalizing on mainline capacity expansions and upgrades in yards and terminals to increase freight car and locomotive productivity. Since the launch of Genesis, on-time performance has improved dramatically and locomotive productivity alone has increased more than 30 %.

Complementing CPR's investment in hard assets was the acquisition of advanced IT to manage operations. With these IT systems, every aspect of railway operations is scheduled so the right assets and resources are in the right place at the right time.

Today, CPR is a fully scheduled railway and the integrated plan behind scheduled operations is amended quarterly to better manage seasonal peaks and valleys. We're seeing the benefit in higher asset utilization, which leads to lower operating costs, reduced capital investment needs, and better productivity.

Our customers are seeing the benefit in improved service quality.

There is more to come in 2002. CPR will harness the new power available from 56 AC locomotives acquired in 2001, extend sidings to increase train capacity on the mainline, and enhance trackside locomotive fueling, maintenance and service. We also expect to reduce our freight car fleet by up to 10 % as a result of gains in utilization and the higher-capacity cars CPR has acquired.

filling up the trains

Genesis addresses system-wide operations, but CPR also has the technology to micro-manage operations for day-to-day opportunities to enhance efficiency. For example, we now measure how full trains are against pre-set targets, corridor by corridor. Trains are monitored weekly to identify underused capacity and this capacity is marketed as part of our yield management initiative.




K LINE
TIR
TTX
45
48

International marine containers are loaded on a train at CPR's Vaughan Intermodal Facility in Greater Toronto. CPR has expanded and improved its rail-truck terminals to support a wholesale redesign of its intermodal train schedules. The Vaughan facility is at the heart of CPR's entire network of domestic, transborder and overseas intermodal services across North America. In 2001, capacity at Vaughan was expanded by 70 % to 400,000 container and trailer handlings a year, and the terminal layout was reconfigured to accommodate longer trains.



Ron Tepper, President and Chief Executive Officer of Consolidated Fastfrate, Inc. (CFF), has built a highly effective cross-docking network by locating freight distribution centres next to five CPR intermodal terminals. This co-location enables CFF, Canada's largest small-shipment consolidator, to receive and dispatch time-sensitive, high value freight within minutes of arrival or departure of CPR's expedited intermodal trains. The arrangement is generating better service for shippers and increased business. CFF's newest distribution centre is being built next to CPR's Calgary Intermodal Facility.

service

CPR has developed a sophisticated, aggressive customer service strategy with supporting tools that speak to a growing understanding of customers and a commitment to meet their needs. These tools provide the necessary foundation for creative and effective product development and problem resolution. All of this equates to increasing levels of customer satisfaction and, ultimately, customer loyalty.

a good experience

People, process and technology are the fundamentals behind the success of our Customer Service Team (CST). When it comes to looking after customer needs, CPR differentiates itself with a CST staffed by responsive people who make the shipper their first priority, who have immediate access to decision makers, and who have the best voice-channel and information technology available.

The CST occupies the front lines in a customer service effort that is dedicated to ensuring shippers have a good experience through the entire shipment cycle, beginning with their first call and ending with an accurate invoice. It focuses on three key areas: ease of doing business, customization of services, and proactive resolution of any issues that surface.

The CST uses leading-edge technology to track its performance in responding to customers. In 2001 alone, the CST handled 2.1 million calls from shippers – calls that required tens of millions of tasks being performed.

In Calgary, the CST is co-located with the operations management centre to facilitate communication between the customer and the people at CPR who deliver the customer's goods.

Cross-functional Account Service Teams (AST) are also helping to set CPR apart from the competition. With representation from marketing and sales, customer service, car management and service design groups, these teams bring together the expertise to meet customer needs. Knowing that our ASTs are considered the best in the industry, we plan to expand this service to a wider range of customers.

CPR has been steadily expanding its e-business capabilities. Using web-based transportation management technology, our customers can procure, monitor and manage their transportation services from their keypad.

Electronic documentation exchange with U.S. and Canadian customs enables an entire trainload of freight to be processed in a fraction of the time it takes to inspect and clear the same volume of truck freight.

With acceptance of e-business expanding quickly, our focus for 2002 is on improving the sophistication and ease of use of web-based tools.

Guy Stuart (middle of group) and Louis Auger (front, left) of Shell Canada Limited's sulphur marketing group with members of the Shell Account Service Team. The team ensures Shell's needs are being met continuously.



growth

Transportation product innovation – backed up by improved efficiencies, better planning, strategic alliances and sensitive customer service – is part of the CPR formula for expanding market share and enhancing shareholder value.

connetix reaches out

CPR's reload product, Connetix, characterizes this growth formula. It was among our fastest growing services in 2001, taking market share from trucks.

With a broad network of 20 rail-truck transfer facilities in Canada and the U.S., Connetix uses trucks to collect commodities in key resource production areas where there is no direct CPR access, and brings them to reload facilities on our mainline. Connetix adds value with climate-controlled storage facilities, specialized equipment for handling specific commodities, and people who build customized solutions based on the unique needs of shippers.

Lumber, plastics, bulk foods and steel all benefit from unique dock-to-dock solutions delivered through advanced shipment management systems. Connetix also allows CPR to consolidate activity on core rail routes, thereby improving train and route density, and service.

working with truckers

CPR's Expressway product took hold in 2001 as more shippers recognized the advantages of the only modern trailer-on-train service that can move non-reinforced truck trailers. Looking for innovative transportation solutions that offered business and environmental benefits, DaimlerChrysler chose Expressway's fast, scheduled roll-on/roll-off platform trains to move components from Montreal and Detroit to its plant in Brampton, Ontario. The move took 120 trucks a day off the highway, equating to 30,000 miles a day of reduced highway usage.

More recently, General Motors shifted some of its component traffic, which was moving by road, to Expressway, and Ford began using the service on a trial basis.

building alliances

CPR has championed alliances that create joint operating and service efficiencies, making the alliance partners more competitive against the truck industry. As an east-west transcontinental carrier, CPR's strategy has been to build alliances that expand our north-south reach, capitalizing on a network of eight border crossings.

CPR has working partnerships with all the major Class One railroads in the U.S., as well as with Transportacion Ferroviaria Mexicana and Ferrocarril Mexicano in Mexico.

A highly successful CPR-Union Pacific Railroad (UP) alliance, marketed under the CanAm brand name, is still expanding. It makes the most of the inherent route advantages and synergies of the CPR and UP networks.





A CPR Expressway train sprints across the congested Don Valley Parkway in the Toronto area. Using fast roll-on/roll-off technology and a continuous-platform train design, Expressway is the only modern intermodal service that can move non-reinforced truck trailers. Truck companies can put their trailers on an Expressway train in one city and pick them up hours later in another city, avoiding traffic tie-ups and reducing fuel costs. Operated in the Montreal-Toronto-Detroit corridor, the service grew by 150 % in 2001.

Freight moves as if it were being shipped over a single railway.

Launched as the Pacific CanAm, the CPR-UP alliance began in the service lane between western Canada and the west and southwest U.S., extending into Mexico. We integrated our train service and marketing strategies, and made locomotives fully compatible for end-to-end service. We introduced a joint customs inspection platform, and seamless one-stop customer service. The integration enabled CPR and UP to reduce transit times by as much as half.

Building on the success in the Pacific corridor, CPR and UP introduced the Midwest CanAm between western Canada and the south-central U.S., and into Mexico. We also began planning the next phase, the Eastern CanAm, between eastern Canada and the south-central and western U.S., extending into Mexico.

staying ahead of growth

Importantly, CPR has expanded and modernized facilities to ensure it has the capacity to handle volume growth at the lowest possible cost. In the modal-competitive business, which has been our fastest-growing market segment, intermodal facilities in Toronto, Calgary and Chicago were expanded and improved in 2001. Capacity at the Vaughan facility in Toronto, Canada's largest intermodal market, was increased to 400,000 container and trailer handlings a year. CPR's Calgary facility, opened in 1998, was expanded to 150,000 handlings. The expansion came two years ahead of schedule. And at the Bensenville facility in Chicago, which is linked directly by our track to the East and West coasts, improvements were made to speed the flow of containers moving to and from Europe and the Pacific Rim.

growing beyond rail services

Tronicus, a CPR subsidiary offering supply chain management solutions, completed its first full year of operation in 2001. Tronicus is growing CPR's service offerings into the extended supply chain. Opportunities span industries from agriculture to automotive, food and industrial materials. New business includes a major contract with Tenaris, a world leader in tubular technologies, to manage its import traffic through the Port of Houston for Canadian customers.

yield management bolsters performance

CPR has energized an asset yield and performance management team that will improve margins and help control costs. Yield management recognizes that transportation service and products should be priced to reflect fluctuations in demand, and availability of equipment and track capacity.



safety

No job on CPR will ever be so important that we can't take the time to do it safely. That's the bottom line in a safety policy that commits CPR to providing the leadership, organization, training and resources to maintain a healthy and safe working environment, and calls on every employee to make an unconditional commitment to safety.

Our success as a leader in railway and public safety is measured against targets for reducing injuries, as well as train, public crossing and trespassing accidents. CPR employees have consistently met or exceeded these targets. To those who say productivity comes at the expense of safety, we say look at the results. In 1996, CPR handled 8.5 million gross ton-miles of freight per employee. By 2001, that figure was up almost 50 %. In the same period, injuries fell to 3.8 per 100 employee years, from 7.2, and train accidents dropped to 1.9 per million train miles, from 5.3.

Safety is largely dependent on the commitment of the people who do the work, and our people prove their commitment year after year. Safety is also good business. CPR's accident-related expense has been sliced in half in just the last three years.

cross-functional teams

Among the measures behind our success is the Safety Framework, involving more than 1,000 employees in local safety teams. These cross-functional teams assess conditions and practices, and implement changes. Team members review safety failures and near misses. Their goal is not to assign blame. Their goal is to evolve processes and assign resources to prevent recurrences. Awareness, openness and dialogue are the keys to prevention.

CPR also conducts regular health and safety audits to identify where enhancements to the safety program should be made. Eleven audits were conducted in 2001, generating a list of recommendations that included introducing hazard recognition training and adopting a formalized risk evaluation process. Beyond implementing recommendations, in 2002 we will engage injured and ill employees in a Return to Work program, and implement and monitor Personal Safety Action plans for all managers and supervisors.

a Responsible Care® partner

CPR's partnership in Responsible Care® is a key part of its commitment to being a leader in railway and public safety. Responsible Care® is the largest industrial environmental, health and safety initiative in North America. As a Responsible Care® partner, CPR has taken a leading role in preventing the release of chemicals during transit, and in working with communities to improve preparedness and response in the event of an accidental spill. In 2002, CPR will be verified for adherence to the Responsible Care® codes of practice in Canada, a requirement of all partners.


CANADIAN PACIFIC
9603
CP

connecting

now



CPR's Holiday Train casts a festive glow over the New York skyline as it crosses Hellgate Bridge. The train rallied Canadians and Americans to the cause of fighting hunger, stopping in 75 communities and attracting thousands of onlookers. The 17-day journey raised 55 tons of food and almost $400,000 in cash donations for food banks.

Today, more than ever, CPR embraces a spirit of cooperation with our neighbours because it makes good business sense to do so. And 2001 was a watershed year, as CPR introduced initiatives that are bringing us closer to our neighbours.

community*connect*line call 1-800-766-7912

CPR expanded the Community Connect Line across its network in Canada and into the U.S. The toll-free line gives the public a fast, effective means of reaching CPR with questions or concerns. Callers have the ear of a community relations representative who has access to an extensive information database and other company resources. Hearing directly from our neighbours helps CPR get quickly to the root of an issue. Every call is recorded and tracked through to resolution. Tracking gives CPR a clearer picture of emerging community issues so that they can be dealt with proactively.

More than 4,000 callers in Canada and the U.S. used our Community Connect Line in 2001, its first full year of operation.

a model approach

Both CPR and the communities in which we operate benefit when disagreements are resolved without expensive and often divisive intervention by courts or regulators. Working with the Federation of Canadian Municipalities and municipal leaders, CPR developed an innovative and effective community-based dispute resolution process that emphasizes early and frequent consultation, with the goal of finding mutually agreeable solutions locally. The CPR model has been tested on small projects and, as a result of its early success, is being introduced as a potential rail industry standard in Canada.

community investment

Canadian Pacific Limited's reorganization and the spin-off of its five subsidiary companies in 2001 meant the end of the Canadian Pacific Charitable Foundation. But dissolution of the foundation, which attempted to balance the interests of five different companies, brought a new opportunity for CPR to shape its own community investment strategy.

CPR has carefully examined exactly how, why, where and when we should invest our charitable dollars and has developed a smaller program, but one that is more relevant to our business. Called Community Connect, it is more sharply focused on the company's community relations and business objectives. It is streamlined to ensure charitable dollars are invested where many decisions affecting CPR operations are made.

Our annual investment of $2.8 million will cover a small number of major programs, including the CPR Holiday Train, Breakfast for Learning, United Way, and safety and environmental initiatives. This allows CPR to maintain its corporate leadership role in fighting hunger and in supporting initiatives that make communities stronger.



results

now

This Management's Discussion and Analysis is supplemental to the consolidated financial statements and related notes contained in the 2001 Annual Report to Shareholders. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

operating results

Excluding non-recurring items, full-year operating income of $841 million for 2001 was virtually unchanged from $845 million in 2000, and increased $79 million from $762 million in 1999. CPR's operating ratio for the year was 77.3 %, a deterioration of 0.4 points from 2000 and an improvement of 0.9 points from 1999. CPR's strong performance is a result of continued focus on costs and its balanced commodity portfolio.

Total revenues in 2001 were $3,699 million, an increase of $44 million from $3,655 million in 2000 and a $203-million increase from $3,496 million in 1999. Freight revenues in 2001 were $3,497 million, an increase of $37 million over 2000 and a $173-million increase over 1999.

Operating expenses, excluding non-recurring items, were $2,858 million, up $48 million from $2,810 million in 2000 and up $124 million from $2,734 million in 1999.

Summarized consolidated statement of earnings

year ended December 31 (in millions)	2001	2000	1999
Revenues	**$ 3,698.6**	$ 3,655.1	$ 3,496.4
Operating expenses	**2,857.6**	2,809.9	2,734.1
Operating income [1]	**841.0**	845.2	762.3
Other charges	**42.7**	23.1	26.2
Interest expense	**209.6**	167.0	136.6
Income tax expense [1]	**218.7**	254.5	231.1
Income [1]	**370.0**	400.6	368.4
Non-recurring items:			
Spin-off related and incentive compensation charges	**(24.5)**	–	–
Bridge financing fee related to spin-off	**(17.2)**	–	–
Income tax recovery	**64.0**	131.7	–
Labour related restructuring charge	–	–	(422.2)
Enhancements to environmental remediation program	–	–	(50.0)
Year 2000 remediation work	–	–	(28.4)
Income tax recovery on non-recurring items	**18.1**	–	199.1
Net income	**$ 410.4**	$ 532.3	$ 66.9
Basic earnings per share [1]	**$ 2.34**	$ 2.53	$ 2.33
Diluted earnings per share [1]	**$ 2.33**	$ 2.52	$ 2.32

[1] Excluding non-recurring items.

Excluding non-recurring items, CPR's income in 2001 was $370 million, compared with $401 million in 2000 and $368 million in 1999. Diluted earnings per share were $2.33, compared with $2.52 in 2000 and $2.32 in 1999. The decrease in income was due to higher interest expense and higher other charges. Interest expense increased $43 million from 2000 and $73 million from 1999. The increase reflects CPR's new capital structure following the spin-off from Canadian Pacific Limited ("CPL"). Other charges increased $20 million from 2000 and $17 million from 1999. The increase is largely due to the strengthening U.S. dollar and its impact on CPR's U.S. dollar denominated long-term debt.

CPR's results, excluding non-recurring items as defined in this Management's Discussion and Analysis, are presented to provide the reader with information that is readily comparable to prior years' results and reflects the ongoing and underlying operations at CPR. It should be noted that operating results excluding non-recurring items are not defined by Canadian generally accepted accounting principles and therefore may not be readily comparable to other companies' presentations of operating results. A reconciliation of income excluding non-recurring items to net income as presented in the financial statements is presented in the previous table.

non-recurring items

In 2001, non-recurring items totalled $25 million ($14 million after tax) for spin-off related and incentive compensation charges, $17 million ($10 million after tax) for bridge financing fees, and $64 million for income tax rate recoveries. In 2000, non-recurring items consisted of a $132-million reduction in the future income tax liability associated with a decrease in the Canadian federal income tax rates. In 1999, non-recurring items totalled $501 million ($302 million after tax), comprised of $422 million of labour-related restructuring charges, $50 million for enhancements to the environmental remediation program, and a one-time charge of approximately $29 million mostly relating to Year 2000 remediation work.

volumes

Despite the weaker economy in 2001, volumes remained relatively flat. Gross ton-miles ("GTM") in 2001 were 211,157 million, a slight increase over record volumes generated in 2000 of 210,719 million and an increase from 1999 volumes of 192,206 million.

year ended December 31 (unaudited)	**2001**	2000	1999
Freight revenues (in millions)			
Grain	**$ 749**	$ 755	$ 688
Coal	**474**	388	392
Sulphur and fertilizers	**381**	426	419
Forest products	**354**	366	361
Industrial products	**431**	438	433
Intermodal	**804**	782	752
Automotive	**304**	305	279
Total freight revenue	**$ 3,497**	$ 3,460	$ 3,324
Carloads (in thousands)			
Grain	**343**	351	316
Coal	**379**	315	337
Sulphur and fertilizers	**170**	185	177
Forest products	**172**	179	177
Industrial products	**276**	286	293
Intermodal	**917**	904	867
Automotive	**166**	175	163
Total carloads	**2,423**	2,395	2,330
Revenue ton-miles (in millions)			
Grain	**24,785**	25,329	21,915
Coal	**24,229**	20,695	18,651
Sulphur and fertilizers	**14,941**	16,169	15,004
Forest products	**10,684**	11,502	10,775
Industrial products	**13,033**	13,349	12,499
Intermodal	**20,347**	20,778	19,126
Automotive	**2,603**	2,587	2,464
Total revenue ton-miles	**110,622**	110,409	100,434

freight revenues

Revenues in 2001 were $3,497 million, an increase of $37 million over 2000 freight revenues of $3,460 million on relatively flat volumes. CPR's balanced commodity portfolio mitigated the impact of the weaker economy and contributed to an increase in freight revenues. CPR's freight revenues increased $173 million over the same period in 1999. Canadian and U.S. coal, as well as U.S. grain, experienced sharp increases year over year. Growth in the domestic intermodal business more than offset a decline in international intermodal revenue. Further revenue growth was hindered by the effects of the slowing economy, lower Canadian grain shipments in the last half of the year, and weak demand for sulphur and fertilizers.

grain

Revenues of $749 million in 2001 were down slightly from $755 million in 2000 and up $61 million from $688 million in 1999. Canadian grain revenues were lower versus 2000 as a result of the drought in western Canada, some shorter-haul distances and fewer shipments of grain from Canada to the U.S. Partially offsetting this, CPR generated increased U.S. grain revenues compared with 2000 due to steady demand for milled products, strong export demand and increased length of hauls as a result of CanAm, a highly successful Union Pacific and CPR alliance. In 2000, a higher demand in export markets, as well as delayed 1999 shipments, resulted in increased revenues over 1999.

coal

Revenues were $474 million in 2001, an improvement of $86 million from $388 million in 2000 and $82 million from $392 million in 1999. In 2001, world markets for metallurgical coal strengthened following closure of several mines not served by CPR. Production at CPR-served mines in British Columbia increased to fill the demand, generating higher revenues over 2000 and 1999.

sulphur and fertilizers

Revenues were $381 million in 2001, a decline of $45 million from $426 million in 2000 and $38 million from $419 million in 1999. Sulphur revenues decreased from both 2000 and 1999 levels as a result of reduced demand by U.S. phosphate fertilizer producers and reduced rail rates caused by soft world sulphur prices. Fertilizer revenues decreased due to softening of offshore potash demand in relation to the record year in 2000, as well as production cuts in the nitrogen fertilizer sector due to high costs of production early in 2001. Fertilizer revenues decreased marginally in 2001 compared with 1999.

forest products

Revenues were $354 million in 2001, down slightly from $366 million in 2000 and from $361 million in 1999. In 2001, revenues were negatively impacted by a decline in pulp and newsprint volumes. This was partially offset by an increase in lumber and panel product revenues. Strong revenues in 2000 and 1999 resulted from robust markets for pulp, newsprint and lumber. An expanded network of reload centres and an ongoing railcar renewal program contributed to stabilized 2001 revenues.

industrial products

Revenues were $431 million in 2001, down slightly from $438 million in 2000 and $433 million in 1999. This was mainly a result of Methanex Corp.'s indefinite closure of its methanol plant in Medicine Hat, Alberta, as well as several other extended plant shutdowns. Partially offsetting this revenue decrease, revenue from plastic grew, primarily because Dow Chemical's new plant in Prentiss, Alberta, was operational for all of 2001.

intermodal

Revenues of $804 million in 2001 were up from $782 million in 2000 and $752 million in 1999. CPR's intermodal revenues increased in 2001 despite a decrease in import/export traffic as a result of the slowing economy. Increased revenues in 2001 were achieved by strengthening partnerships with major retailers, such as Hudson's Bay Company, Sears Canada, Canadian Tire and less-than-truckload customers, such as Consolidated Fastfrate. Partnership initiatives included a continuing co-location strategy whereby customers constructed distribution centres next to CPR terminals in Calgary and Toronto. In addition, CPR's focus on small accounts produced growth in domestic intermodal revenues in 2001.

automotive

Revenues of $304 million were essentially flat in 2001 compared with 2000, following a 9 % increase to $305 million in 2000 from $279 million in 1999. Despite the economic uncertainties during 2001, sales rebounded in the fourth quarter due to significant dealer incentives in the marketplace. CPR also benefited from the strong market performance of certain models produced at plants served by CPR.

other revenues

Revenues for the year ended December 31, 2001, were $202 million, an increase of $7 million over 2000 and $29 million over 1999. Other revenues were derived mainly from switching fees, building rentals and gains on the sale of real estate which was part of the ongoing rationalization of railway operations.

performance indicators

year ended December 31	2001	2000	1999
Gross ton-miles (GTM) of freight (millions)	**211,157**	210,719	192,206
Freight revenue per revenue ton-mile (cents)	**3.16**	3.13	3.31
Number of active employees at end of period	**15,840**	17,519	18,150
Miles of road operated at end of period [1]	**13,893**	13,959	14,358
GTMs per active locomotive per day (thousands)	**672**	646	572
GTMs per mile of road operated (thousands) [1]	**15,199**	15,096	13,387
GTMs per average active employee (thousands)	**12,431**	11,729	10,031
Average train weights (tons)	**5,533**	5,386	5,102
U.S. gallons of fuel per thousand GTMs	**1.26**	1.30	1.38
FRA personal injuries per 100 employee years	**3.8**	3.9	4.4
FRA train accidents per million train miles	**1.9**	2.0	2.1

[1] Excluding track on which CPR has haulage rights.


Grain
revenues
carloads
687.5
755.2
316.0
351.3
99
00
revenues (millions of dollars)
carloads (thousands)


Coal
revenues
carloads
391.6
387.8
337.3
99
00
revenues (millions of dollars)
carloads (thousands)


Sulphur and fertilizers
revenues
carloads
419.6
425.8
176.5
99
00
revenues (millions of dollars)
carloads (thousands)

operating expenses

Productivity improvement measures put in place during the year partially mitigated the effect of higher costs resulting from the severe winter and flooding in the first half of the year. For the full year, employee productivity was up 6 %, train weights were up 3 %, locomotive productivity increased 4 %, freight car utilization improved 12 %, and fuel consumption rates improved 3 %.

Operating expenses, excluding non-recurring items

(in millions)	**Fiscal 2001**	**% of revenue**	Fiscal 2000	% of revenue	Fiscal 1999	% of revenue
Compensation and benefits	**$ 1,122**	**30.3 %**	$ 1,148	31.4 %	$ 1,173	33.5 %
Fuel	**403**	**10.9**	410	11.2	279	8.0
Materials	**181**	**4.9**	213	5.8	199	5.7
Equipment rents	**272**	**7.4**	267	7.3	270	7.7
Depreciation and amortization	**335**	**9.1**	305	8.4	293	8.4
Purchased services and other	**545**	**14.7**	467	12.8	520	14.9
Total operating expenses	**$ 2,858**	**77.3 %**	$ 2,810	76.9 %	$ 2,734	78.2 %

compensation and benefits

Expenses were $1,122 million in 2001, down from $1,148 million in 2000 and $1,173 million in 1999. At year-end 2001, CPR's workforce included 15,840 employees, down from 17,519 at year-end 2000 and 18,150 at year-end 1999. The decrease in compensation and benefits expense in 2001 was due to workforce reductions and lower variable incentive benefits, which were partially offset by inflationary rate increases. The decrease in compensation and benefits from 1999 to 2000 was a result of workforce reductions offset in part by the impact of inflation.

fuel

Expenses were $403 million in 2001, down from $410 million in 2000 and up from $279 million in 1999. The decrease in 2001 resulted from efficiency gains and a 14 % drop in fuel prices over 2000 pricing. The increase in 2000 resulted from a 57 % rise in fuel prices over 1999 pricing and higher workloads, offset in part by improved fuel efficiency.

materials, purchased services and other

Expenses were $726 million in 2001, up from $680 million in 2000 and $719 million in 1999. Repair expenses incurred during harsh winter weather and flooding in the first half of 2001 contributed significantly to the increase. For 2000,

Forest products


revenues
carloads
500
400
300
200
100
361.2
365.9
177.1
179.3
99
00
revenues (millions of dollars)
carloads (thousands)

Industrial products


revenues
carloads
500
400
300
200
100
433.0
438.1
292.8
286.2
99
00
revenues (millions of dollars)
carloads (thousands)

Intermodal


revenues
carloads
900
700
500
300
100
1500
1300
1100
751.8
781.9
867.4
903.9
99
00
revenues (millions of dollars)
carloads (thousands)

reduced maintenance requirements resulting from the modernization of the asset base and procurement initiatives contributed to the decrease in expenses from 1999.

equipment rents

Expenses increased to $272 million in 2001 from $267 million in 2000 and $270 million in 1999. The increase in car leases to handle the growth in coal and domestic intermodal traffic combined with lower car hire receipts in 2001 contributed to the increase in rental expense. In 2000, the increase was principally due to a larger hired car fleet to handle the 10 % growth in traffic.

depreciation and amortization

Expenses increased to $335 million in 2001 from $305 million in 2000 and $293 million in 1999. CPR's increased asset base, along with the change in mix of assets largely due to an increase in information technology assets, were the principal reasons for the rise in depreciation expense for both years.

other income statement items

other charges

Other charges increased to $43 million in fiscal 2001 compared with $23 million in 2000 and $26 million in 1999. The increase was largely due to the amortization of the foreign exchange loss on the translation of CPR's U.S. dollar denominated long-term debt.

interest expense

Interest expense, net of interest income, increased to $210 million on net debt of $3,190 million in 2001, up from $167 million on net debt of $2,209 million in 2000 and $137 million on net debt of $2,122 million in 1999. The increase reflects CPR's new capital structure and increased debt following the spin-off from CPL.

income taxes

Income taxes in 2000 decreased when the Canadian federal government announced a 7 % reduction in the corporate tax rate for certain industry sectors to be phased in over a four-year period. In accordance with the accounting standards required by the Canadian Institute of Chartered Accountants ("CICA"), the anticipated benefit on future income taxes of $132 million was immediately recognized, resulting in a lower effective tax rate of 18.7 % in 2000 compared with 32.4 % in 1999. The normalized tax rate for 2000 was approximately 39 %.

Along with similar corporate future tax rate reductions instituted by various provincial governments in 2001 and a reduction in the apportioned provincial tax rate caused by the amalgamation on January 1, 2001, of CPR and its Canadian subsidiary, St. Lawrence & Hudson Railway Company Limited, CPR recognized a $64-million decrease in future income tax expense in 2001. This resulted in an effective tax rate of 25 % for 2001, as compared with a normalized rate for the year of approximately 37 %.


Automotive
revenues
carloads
500
400
300
200
100
278.9
305.4
163.1
174.8
99
00
revenues (millions of dollars)
carloads (thousands)


Operating ratio
(percentage) *
85.0
80.0
75.0
70.0
78.2
76.9
99
00
* excluding non-recurring items


GTMs per average active
employee (thousands)
14000
12000
10000
8000
10,031
11,729
99
00

changes in accounting policy

foreign currency translation

Effective January 1, 2002, the accounting standards in Canada for the treatment of foreign exchange gains and losses will change. The new CICA standards will no longer allow for the deferral and amortization of foreign exchange gains/losses on long-term debt. Long-term debt of approximately CDN$3.0 billion denominated in U.S. dollars will have to be marked-to-market in Canadian dollars at the end of each reporting period. The impact on income will be partially mitigated by a designated net investment hedge of approximately CDN$1.3 billion in self-sustaining U.S. subsidiaries. These standards will be adopted by CPR January 1, 2002, and applied retroactively with restatement. The unamortized deferred foreign exchange loss on long-term debt at December 31, 2001, was $192 million based on an exchange rate of 1.59. The resulting charge to retained earnings in 2002 for this change in accounting standards will be $165 million, which is net of future income tax effects of $27 million. When restated, the net income for 2001 will be reduced by $38 million.

stock-based compensation

Effective January 1, 2002, CPR will adopt prospectively the new CICA accounting standard related to stock-based compensation. Had this section been implemented in 2001, the effect on net income would have been immaterial.

hedging transactions

In November 2001, CICA issued an accounting guideline which will be effective for years beginning on or after July 1, 2002. The guideline addresses the identification, designation, documentation and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying and deals with the discontinuance of hedge accounting. Under the new guideline, CPR is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. CPR plans to continue accrual accounting for hedges under the new guideline for forward foreign currency exchange contracts, crude oil futures contracts and interest rate swaps. Management believes the effect on net income of adopting this guideline will be immaterial.

liquidity and capital resources

operating activities

Cash provided by operating activities during 2001 was $759 million, up $82 million from 2000 and up $86 million from 1999. This increase is attributable to reduced payments related to restructuring initiatives, increased deferred revenue mostly in fibre optics lease revenues, and reduced prepaid pension contribution.

During the second quarter of 2001, CPR announced an additional restructuring initiative to reduce costs by eliminating 500 positions. The reductions occurred mainly in administrative areas, but also affected most operating areas, particularly fleet maintenance. The new initiative required an increase to the provision of $60 million. This change was offset by a net reduction of $65 million of previously accrued initiatives. The reductions resulted from a decrease in the number of surplus crews due to a projected increase in traffic volumes, modifications to branch line rationalization plans resulting from changes in the regulatory environment, and reduced rationalization costs stemming from rule modifications in the latest collective agreements. In the fourth quarter, the provision was further reduced by $7 million due to lower than expected costs in achieving the downsizing targets.

At December 31, 2001, employee reductions related to all prior restructuring initiatives, including the initiatives announced earlier this year to eliminate 500 positions, were substantially complete. However, employment security and bridging payments related to these reductions will continue into future years.

Cash payments in 2001 related to severance under all restructuring initiatives and the environmental remediation program amounted to $132 million compared with $163 million in 2000 and $140 million in 1999. The total accrued restructuring and environmental liability at December 31, 2001, was $551 million, of which $126 million was included in current liabilities.

There are no specific or unusual requirements relating to CPR's working capital. In addition, there are no unusual restrictions on any subsidiary's ability to transfer funds to CPR as required.

investing activities

Cash used in investing activities during 2001 was $590 million, an increase of $53 million from 2000 and a decrease of $486 million from 1999. The increase during 2001 was due to a reduction in proceeds from the sale of transportation properties. Proceeds from disposal of transportation properties for the year ended December 31, 2000, included the sale of the Toronto Terminal Railway and Weston Main Shop. The decrease from the year ended December 31, 1999, reflects the completion in 1999 of CPR's three-year franchise renewal program.

financing activities

Cash provided by financing activities in 2001 was $268 million, an increase of $327 million from 2000 and a decrease of $125 million from 1999. The increase during 2001 was due to changes in CPR's financing structure primarily related to the spin-off from CPL. Bridge financing of $1,217 million was attained in February 2001 to facilitate the spin-off of CPR, including a $700-million return of capital paid to CPL as part of the Plan of Arrangement to create a publicly held company. CPR issued long-term debt of $1,176 million in the fourth quarter of 2001. The proceeds from the debt issuance were primarily used to repay the bridge financing facility set up in February 2001.

During 2001, both the additional debt issued and the return of capital paid to CPL increased CPR's net debt to net debt plus equity ratio to 50.4 %, compared with 38.3 % in 2000 and 40.5 % in 1999.

CPR has available, as sources of financing, credit facilities of up to $340 million. CPR anticipates that it can raise capital in excess of these amounts, if required, while maintaining its credit quality in international debt markets. CPR's unsecured long-term debt securities are rated "Baa2" and "BBB" by Moody's Investors Service, Inc. and Standard and Poor's Corporation, respectively.

balance sheet

Assets totalled $9,853 million at December 31, 2001, an increase of $1,045 million from $8,808 million at December 31, 2000. The increase in 2001 was due to capital additions to net properties and an increase in cash held in temporary investments.

The following table indicates CPR's known contractual obligations and commitments to make future payments under contracts such as debt, lease agreements and commercial commitments at December 31, 2001:

Summary of contractual obligations and commitments

(in millions)		Payments due by period			
Liabilities at December 31, 2001 reflected on the balance sheet	Total	2002	2003 & 2004	2005 & 2006	After 2006
Long-term debt	$ 3,288	$ 2	$ 402	$ 276	$ 2,608
Capital lease obligations	459	36	9	107	307
Letters of credit	211	210	1	–	–
Sale of accounts receivable	120	120	–	–	–
Surety bonds	118	118	–	–	–
Total contractual obligations	**$ 4,196**	**$ 486**	**$ 412**	**$ 383**	**$ 2,915**

(in millions)		Amount of commitment per period			
Other commitments on future operating income	Total	2002	2003 & 2004	2005 & 2006	After 2006
Supplier purchase obligations	$ 1,445	$ 265	$ 298	$ 255	$ 627
Operating leases [1]	535	126	185	133	91
Capital obligations	69	69	–	–	–
Forward foreign currency contracts – unrealized loss	25	25	–	–	–
Crude oil futures – unrealized loss	19	16	3	–	–
Total commitments	**$ 2,093**	**$ 501**	**$ 486**	**$ 388**	**$ 718**

[1] CPR has guaranteed residual values on certain leased equipment with a maximum exposure of $185 million in 2006 and beyond. Based on outside appraisals, management estimates that CPR will have no net payments under these residual value guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.

financial instruments

CPR's policy with respect to hedging of risk exposure is to reduce volatility associated with U.S. dollar exchange rate changes, variable interest rate loans, as well as fluctuations in the price of crude oil.

forward foreign currency exchange contracts

At December 31, 2001, CPR had entered into foreign exchange contracts to sell approximately US$170 million at effective exchange rates ranging from 1.45 to 1.47 during 2002.

commodity contracts

At December 31, 2001, CPR had entered into futures contracts to purchase approximately 5,755,000 barrels over the years 2002 to 2005 at average annual prices ranging from US$23.79 to US$20.68 per barrel.

interest rate swap

At December 31, 2001, CPR had an outstanding swap agreement for a nominal amount of CDN$41 million.

future trends, commitments and risks

In 2002, CPR will continue its focus on revenue growth and cost reduction as well as improved utilization of its asset base. Revenue growth initiatives currently under way are aimed at enhancing yield and further developing carload business. These initiatives include Connetix™, which through the use of truck-rail transfer facilities, has enabled CPR to service areas traditionally served by other modes of transportation, and Expressway, which allows CPR to provide high quality intermodal services in the short-haul market. Expressway works in partnership with the trucking industry by allowing standard, non-reinforced trailers to be transported on specially designed trains running parallel or close to major highways. CPR anticipates continued gains in the domestic intermodal sector subject to growth in the North American economy. In addition, CPR recently established a subsidiary, Tronicus, to provide integrated and customized supply chain management solutions for both rail and non-rail customers.

Continuing cost containment programs are vital to the achievement of CPR's financial performance targets. By the end of 2000, CPR had largely completed a program of cost reductions which started in 1999 and eliminated 1,900 permanent positions from the organization. In 2001, new and ongoing cost reduction initiatives resulted in the elimination of over 800 positions. In addition, approximately 600 positions were transferred to service suppliers who were able to improve utilization of facilities through a larger customer base. These eliminations related to refinements of CPR's operating plan, improved asset utilization and rationalization of administrative functions.

Improved asset utilization is expected to result from further railcar modernization and from recent investments in information technology. Overall, the rail industry is leveraging its information technology to facilitate its dealings with suppliers and shippers. CPR's plan is to strategically apply selected information technology to improve its competitive position.

CPR remains committed to maintaining its current high level of plant quality and renewing its franchise. At December 31, 2001, CPR had committed to future capital expenditures amounting to $69 million, which will be financed by cash generated from operations. With respect to existing operating lease commitments, minimum lease payments in 2002 will total $126 million. In spite of these commitments, CPR expects to generate positive free cash flow before dividends in 2002. Minimum payments under operating leases are currently estimated at $535 million in aggregate over the next 10 years.

During 2001, CPR took advantage of an opportunity for external financing of certain of its locomotives. Management is committed to ensuring that any resulting increase in CPR's borrowing will be within a manageable range of debt coverage.

CPR's traffic volumes and revenues are largely dependent upon the health and growth of the North American and global economies, exchange rates, and other factors affecting the volume and patterns of international trade.

CPR has a substantial investment in fixed plant and equipment and limited flexibility to adjust output levels and expenditures in response to short-term declines in traffic, potentially resulting in a cyclical adverse impact on future earnings levels. However, CPR actively manages its processes and resources to control variable costs, increase efficiency and mitigate the negative impacts of declines in traffic.

safety

CPR's Safety and Health Management Committee, established in 1996, provides ongoing focus, leadership, commitment and support for efforts to improve the safety of the operations and the safety and health of all employees. A bottom-up safety action process, called the Safety Framework, involves over 1,000 employees in planning and implementing safety-related activities. This, combined with a top-down planning process that encompasses all operational functions, ensures a continuous and consistent focus on safety.

In 2001, U.S. Federal Railroad Administration ("FRA") personal injuries per 200,000 employee hours (100 employee years) were 3.8, down approximately 3 % from 2000 and down 34 % since 1997. FRA reportable train accidents per million train miles declined to 1.9, down 5 % from 2000 and down 44 % since 1997.

labour relations

At the end of 2001, CPR's workforce consisted of 15,840 employees, of whom approximately 78 % are unionized. About 80 % of CPR's workforce is located in Canada. There are 37 bargaining units in total. Seven represent CPR employees in Canada, and the remaining 30 bargaining units represent employees in CPR's U.S. operations.

labour relations – canada

At December 31, 2001, each of the seven Canadian bargaining units at CPR had labour agreements in effect. Agreements with the three bargaining units representing police, rail traffic controllers and train operating employees extend to the end of 2002. Agreements with the two bargaining units representing clerical employees and track maintenance employees extend to the end of 2003, and CPR's agreements with car and locomotive repair employees, and signal maintenance workers extend to the end of 2004.

The seven collective agreements that are now in effect provide for wage increases of 2 % annually in

2001, 2002 and 2003, and 3 % in 2004, the fourth year of the agreement with car and locomotive repair employees and signal maintenance workers. All agreements contain improvements to health plans and pension and life insurance benefits. The agreements also include work-rule changes designed to increase flexibility and reduce costs.

Incentive-based compensation programs are in place for six of the seven bargaining units, and a program is currently being developed for the seventh bargaining unit. Through the programs, employees receive a share of the financial gains or savings they help generate for CPR. All of the programs are linked to certain of CPR's financial, operating or customer service goals. The programs have improved workplace productivity and operating efficiencies.

labour relations – u.s.

In the U.S., CPR is party to collective agreements with 30 bargaining units: 16 with the Soo Line and 14 with the Delaware and Hudson ("D&H").

soo line

The 16 collective agreements applicable to Soo Line employees were up for renegotiation at the end of 1999. Section VI notices have been received from 15 of the 16 bargaining units. Negotiations on local issues are being held directly with the bargaining unit representing locomotive engineers. As part of the negotiating process under the U.S. *Railway Labor Act*, Soo Line is currently in mediation with the two bargaining units representing track maintenance workers and train dispatchers.

Incentive-based compensation programs are in place for employees represented by nine of the 16 bargaining units. These programs have improved workplace productivity and operating efficiencies.

delaware and hudson

At December 31, 2001, D&H had agreements in effect with seven of its 14 bargaining units. Of the seven agreements, six extend to the end of 2002 and one extends to the end of 2004. Negotiations are continuing with the bargaining unit representing conductors and trainpersons, and D&H is currently in mediation with the bargaining unit representing track maintenance workers. Of the five remaining bargaining units whose agreements expired at the end of 2001, four have served Section VI notices, and collective bargaining will commence soon.

Incentive-based compensation programs are in place for employees represented by 11 of the 14 D&H bargaining units. These programs have improved workplace productivity and operating efficiencies.

environmental protection

CPR is governed by legislation and regulations in Canada and the U.S. relating to waste and wastewater management, contaminated sites, spill reporting and emergency response, environmental assessment, storage tanks and other environmental matters.

CPR has implemented and trained its employees in environmental protection policies and procedures and has improved its environmental infrastructure by upgrading diesel fuel storage and dispensing areas, wastewater treatment plants and waste storage areas. CPR also has procedures in place to ensure it minimizes the impact of its operations on ecologically sensitive areas such as fish habitats and national parks. CPR continues to focus on preventing spills and other incidents that have a negative impact on the environment. As a precaution, CPR has established a Strategic Emergency Response Contractor network and located spill equipment kits across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. The contractor network was pioneered and established in the U.S. Midwest and has been able to respond within three hours anywhere on the 3,200 miles of track in the region. This standard is the target for CPR's entire system. In addition, CPR's emergency preparedness and response plans are regularly updated and tested to ensure rapid and effective action. CPR undertakes environmental compliance audits or inspections of its operations to monitor environmental performance against federal, provincial, state and municipal regulations as well as CPR's environmental policies.

In 2000, CPR's environmental audit program was benchmarked by an external consultant against the programs of Fortune 500 corporations from the automotive, utility and chemical industries. In all cases, the consultant viewed the CPR programs, including documentation, to be superior in relation to the documentation and programs instituted by these corporations.

In 1995, CPR recorded a provision of $144 million before tax to cover anticipated expenditures on environmental remediation programs to 2005. Environmental liability needs were re-evaluated in 1999, resulting in increased expected remediation costs of $50 million before tax, and the entire provision was extended to cover the programs until 2010.

CPR spent approximately $33 million in 2001 for environmental management. Of this amount, $10 million was spent on ongoing operations, $3 million was related to capital program upgrades, and $20 million was spent under the remediation programs.

CPR plays a leading role as a partner in Responsible Care®, a chemical industry initiative directed at fostering continuous improvements to health, safety and environmental performance in the transportation, handling, use and disposal of chemicals. CPR has built on existing health, safety and environmental programs by integrating Responsible Care® into its operations. During 2001, as part of its commitment to Responsible Care®, CPR successfully conducted numerous emergency preparedness workshops and full-scale mock emergencies. It also teamed up with other transport companies to develop a set of verification protocols for Responsible Care® membership and partnership in the transportation industry. CPR plans to complete the verification process in 2002. Other significant CPR Responsible Care® initiatives in 2001 included increasing communication with employees, customers and communities, conducting Transportation Community Awareness and Emergency Response Program workshops and developing a web page.

CPR was recognized in 2001 for excellence in the environmental field. CPR won the top prize, the Grand Conceptor Award, from the New York Association of Consulting Engineers for an historic railway site cleanup at North Creek, New York. This project was also given a 2001 Engineering Excellence Award from the American Consulting Engineers Council. CPR was a Large Business Award Finalist in the Alberta Emerald Awards for a CPR-Parks Canada project to improve water flows in the Vermilion Wetlands in Banff National Park, Alberta.

litigation

As to be expected during the normal course of business activity, CPR and its subsidiaries are occasionally involved in litigation incidental to their respective businesses. Management believes that it has made adequate provisions in its financial statements with respect to such litigation.

regulation and other issues

In 2000, Canada's Transport minister initiated a review of the *Canada Transportation Act* ("CTA") to assess whether it provides Canadians with "an efficient, flexible and affordable transportation system." The report of the panel appointed by the minister to conduct the review was made public on July 18, 2001. The report acknowledged that there is a significant level of competition within the Canadian transportation industry, that railways are entitled to adequate financial returns, and that railways have improved their productivity and returned that productivity to customers. In addition, the panel recognized that the freight rail system works well for the vast majority of users in most markets.

The report recommended a number of changes to the CTA, including a provision that would allow any railway to have access to the lines and facilities of federally chartered railways in defined extraordinary circumstances. In such circumstances, a compensation mechanism for the host railway is contemplated to limit the ability of a guest railway to extract windfall profits. The report also proposed that competitive connection rates replace competitive line rates in defined situations.

It is uncertain whether any or all of the changes recommended by the panel will be incorporated into amendments to the CTA. No substantive changes to the CTA are expected to be made before the second half of 2002. CPR will continue to provide input to the federal government as it develops a new blueprint for transportation in Canada. Since the terrorist events in the U.S. on September 11, 2001, the blueprint process has focused on border security and related infrastructure issues, and CPR is working with the federal government on these matters.

forward-looking information

This annual report contains certain forward-looking statements within the meaning of the *Private Securities Litigation Reform Act of 1995* (United States), relating but not limited to CPR's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan" or similar words suggesting future outcomes. Much of this information appears in the Management's Discussion and Analysis section.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by CPR. In addition, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, CPR's forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations, including severe weather conditions; and technological changes.

The performance of the North American and global economies and the persistence of drought conditions in some grain producing areas of Canada and the U.S. remain uncertain in 2002. CPR would attempt to mitigate the effects of any downward pressure on transportation revenues resulting from these factors primarily through cost-containment measures. Fuel prices also remain an uncertainty in 2002. Although there are indications that oil prices are stabilizing, price is affected by many factors, including worldwide oil demand, international politics, and the ability of major oil producing countries to comply with recently agreed upon production quotas.

There is also some uncertainty with respect to security issues around the movement of goods in populous areas of the U.S. and Canada and the protection of North America's rail infrastructure.

In the competitive environment, a moratorium on major U.S. rail mergers imposed in 2000 by the U.S. Surface Transportation Board ("STB") expired in 2001, and new rules governing mergers were put in place at that time. The new rules will likely result in increased STB scrutiny of proposed railway mergers and have broadened the scope of competition-enhancing conditions that the STB may impose in connection with such mergers. Any future merger activity among North American railways might affect CPR's competitive position, however, detrimental effects may be mitigated by CPR's increasing participation in operational and commercial alliances.

In Canada, the ongoing review of the CTA may result in amendments that could affect the competitive capability and commercial strategies of Canadian railways. While it is not possible to predict the outcome of the review, the final report issued in July 2001 expressly recognized that to compete internationally, Canada requires a viable, sustainable rail industry. It is hoped that this philosophy will serve as a framework for any future changes in the law.

management's responsibility for financial reporting

The information in this Annual Report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management's best estimates and careful judgment.

Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal audit department reviews these accounting controls on an ongoing basis and reports its findings and recommendations to management and the Audit Committee of the Board of Directors.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of five members, all of whom are outside directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls, as well as the actions of management to implement such recommendations.

Michael T. Waites
Executive Vice-President and
Chief Financial Officer

Robert J. Ritchie
President and
Chief Executive Officer

February 19, 2002

auditors' report

to the shareholders of canadian pacific railway limited

We have audited the consolidated balance sheets of Canadian Pacific Railway Limited as at December 31, 2001 and 2000, and the consolidated statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Canadian Pacific Railway Limited as at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in accordance with generally accepted accounting principles in Canada.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
February 19, 2002

comments by auditors for u.s. readers on canada-u.s. reporting difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in Note 3 to the consolidated financial statements. Our report to the shareholders dated February 19, 2002, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
February 19, 2002

statement of consolidated income

year ended December 31 (in millions, except per share data)	2001	2000	1999
Revenues			
Freight	$ 3,496.7	$ 3,460.1	$ 3,323.6
Other	201.9	195.0	172.8
	3,698.6	3,655.1	3,496.4
Operating expenses			
Compensation and benefits	1,122.1	1,147.8	1,173.2
Fuel	403.0	409.7	279.2
Materials	180.9	213.3	199.4
Equipment rents	272.1	266.7	269.7
Depreciation and amortization	334.4	304.7	292.5
Purchased services and other	545.1	467.7	520.1
	2,857.6	2,809.9	2,734.1
Operating income before the following:	841.0	845.2	762.3
Spin-off related, incentive compensation and unusual charges (Note 1 and Note 4)	24.5	–	500.6
Operating income	816.5	845.2	261.7
Other charges (Note 6)	42.7	23.1	26.2
Bridge financing fees related to spin-off (Note 1)	17.2	–	–
Interest expense (Note 7)	209.6	167.0	136.6
Income tax expense (Note 8)	136.6	122.8	32.0
Net income	$ 410.4	$ 532.3	$ 66.9
Basic earnings per share (Note 9)	$ 2.59	$ 3.36	$ 0.42
Diluted earnings per share (Note 9)	$ 2.58	$ 3.35	$ 0.42

statement of consolidated retained income

year ended December 31 (in millions)	2001	2000	1999
Balance, January 1, as previously reported	$ 1,366.6	$ 959.8	$ 1,042.9
Adjustment for change in accounting policy (Note 3)	–	55.0	–
Balance, January 1, as restated	1,366.6	1,014.8	1,042.9
Net income for the year	410.4	532.3	66.9
Dividends			
Common Shares	(20.2)	–	–
Ordinary Shares	(150.0)	(180.5)	(150.0)
Balance, December 31	$ 1,606.8	$ 1,366.6	$ 959.8

See notes to consolidated financial statements.

consolidated balance sheet

year ended December 31 (in millions)	2001	2000
Assets		
Current assets		
Cash and short-term investments	$ 556.9	$ 120.3
Accounts receivable (Note 10)	464.1	495.3
Materials and supplies	102.3	131.0
Future income taxes (Note 8)	92.2	82.8
	1,215.5	829.4
Investments (Note 12)	94.9	105.2
Net properties (Note 13)	7,935.5	7,389.3
Other assets and deferred charges (Note 14)	607.1	484.3
Total assets	$ 9,853.0	$ 8,808.2
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,028.8	$ 1,023.5
Income and other taxes payable	103.4	158.1
Dividends payable on Common Shares	20.2	–
Long-term debt maturing within one year (Note 15)	38.2	3.1
	1,190.6	1,184.7
Deferred liabilities (Note 18)	720.4	796.7
Long-term debt (Note 15)	3,709.0	2,276.3
Advances from former affiliates (Note 22)	–	50.0
Future income taxes (Note 8)	1,095.5	937.7
Shareholders' equity (Note 19)		
Share capital	1,114.1	1,812.5
Contributed surplus	291.1	299.4
Foreign currency translation adjustments	125.5	84.3
Retained income	1,606.8	1,366.6
	3,137.5	3,562.8
Total liabilities and shareholders' equity	$ 9,853.0	$ 8,808.2

Commitments and contingencies (Note 23).

See notes to consolidated financial statements.

Approved on behalf of the Board:

J.E. Newall, Director

R. Phillips, Director

statement of consolidated cash flows

year ended December 31 (in millions)	2001	2000	1999
Operating activities			
Net income	**$ 410.4**	$ 532.3	$ 66.9
Add (deduct) items not affecting cash flow			
Depreciation and amortization	**334.4**	304.7	292.5
Future income taxes (Note 8)	**134.8**	111.6	16.0
Restructuring costs (Note 4)	**–**	–	472.2
Amortization of deferred charges	**43.0**	28.3	23.3
Other	**(5.5)**	(1.3)	(9.4)
	917.1	975.6	861.5
Restructuring payments	**(132.4)**	(163.1)	(140.3)
Other operating activities, net	**(30.4)**	(134.9)	(6.4)
Change in non-cash working capital balances related to operations (Note 11)	**4.2**	(1.0)	(41.9)
Cash provided by operating activities	**758.5**	676.6	672.9
Investing activities			
Additions to properties (Note 13)	**(566.4)**	(586.1)	(1,109.8)
Other investments	**3.8**	11.3	26.3
Track dismantling (costs) net of proceeds from disposal of transportation properties	**(27.0)**	37.9	7.9
Cash used in investing activities	**(589.6)**	(536.9)	(1,075.6)
Financing activities			
Net dividends paid to Canadian Pacific Limited	**(150.0)**	(180.5)	(150.0)
Return of capital to Canadian Pacific Limited (Note 1)	**(700.0)**	–	–
Issuance of Common Shares	**1.6**	–	–
Issuance of long-term debt	**2,395.6**	599.8	235.0
Repayment of long-term debt	**(1,221.2)**	(0.9)	(20.1)
Equity contribution (to) from former affiliates (Note 19)	**(8.3)**	1.5	14.2
Advances (to) from former affiliates	**(50.0)**	(479.3)	314.1
Cash provided by (used in) financing activities	**267.7**	(59.4)	393.2
Cash position			
Increase (decrease) in net cash	**436.6**	80.3	(9.5)
Net cash at beginning of year	**120.3**	40.0	49.5
Net cash at end of year	**$ 556.9**	$ 120.3	$ 40.0
Net cash is defined as:			
Cash and short-term investments	**$ 556.9**	$ 120.3	$ 54.7
Bank overdraft	**–**	–	(14.7)
	$ 556.9	$ 120.3	$ 40.0

See notes to consolidated financial statements.

notes to consolidated financial statements

1. reorganization

For the periods prior to October 1, 2001, Canadian Pacific Railway Company ("CPRC") was a wholly owned subsidiary of Canadian Pacific Limited ("CPL"). On October 1, 2001, as part of a corporate Plan of Arrangement, CPL distributed its interests in CPRC to a newly created, publicly held company, Canadian Pacific Railway Limited ("CPRL"). As a result, CPRC is now a wholly owned subsidiary of CPRL. As CPRL, CPRC and CPRC's subsidiaries (collectively referred to as "CPR" or "Canadian Pacific Railway") were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPRC became the historical financial information of newly formed CPRL.

Prior to the corporate reorganization, CPRC paid a return of capital of $700.0 million to CPL. At December 31, 2001, CPR had recorded charges of $24.5 million due to the spin-off and related incentive compensation, and $17.2 million in a spin-off related bridge financing fee.

2. summary of significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts for CPRL ("the Company") and all of its subsidiaries. The Company's accounts have been adjusted to reflect an accounting basis that is comparable with that employed by other Class I railways in North America. The unconsolidated books and records of the railway entities within the consolidated group continue to be reported according to generally accepted accounting practices for railways as prescribed in the regulations of the Canadian Transportation Agency in Canada and the Surface Transportation Board in the United States.

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated.

Principal subsidiaries

The following list sets out the Company's principal railway operating subsidiaries, including the jurisdiction of incorporation and the percentage of voting securities owned directly or indirectly by the Company as of the date hereof.

Principal subsidiary	Incorporated under the laws of	Percentage of voting securities held directly or indirectly by the Company
Canadian Pacific Railway Company	Canada	100 %
Soo Line Railroad Company	Minnesota	100 %
Delaware and Hudson Railway Company, Inc.	Delaware	100 %

Revenue recognition

Railway freight revenues are recognized based on the percentage of completed service method. Other revenue is recognized as service is performed or contractual obligations are met.

Cash and short-term investments

Cash and short-term investments include highly liquid investments that are readily convertible to cash and purchased three months or less from maturity. Short-term investments are stated at cost, which approximates market value.

Foreign currency translation

Foreign currency assets and liabilities of the Company's operations, other than through foreign subsidiaries, are translated into Canadian dollars at the year-end exchange rate for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. With the exception of unrealized gains and losses on long-term monetary assets and liabilities, which are being amortized to income over the remaining lives of the related items, foreign currency gains and losses are included immediately in income.

The accounts of the Company's foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect for the year for revenues and expenses. Exchange gains or losses arising from translation of foreign subsidiaries' accounts are included under Shareholders' equity as foreign currency translation adjustments. Also included as a foreign currency translation adjustment is the exchange credit arising from translation of the Company's Perpetual 4 % Consolidated Debenture Stock.

Pensions and other benefits

Pension costs are actuarially determined using the projected benefit method prorated over the credited service periods of employees. This method incorporates management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Market-related values are used to calculate the expected return on plan assets. The discount rate used to determine the benefit obligation is based on market interest rates on high quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 13 years). The transitional asset and obligation, arising from the implementation of the Canadian Institute of Chartered Accountants ("CICA") accounting standard Section 3461 "Employee Future Benefits" effective January 1, 2000 (see Note 3), is being amortized over the expected average remaining service period of active employees expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).

Benefits other than pensions including accrued termination benefits, as well as health care, life insurance and workers' compensation benefits, are actuarially determined and accrued on a basis similar to pension costs.

Materials and supplies

Inventories of materials and supplies are valued at the lower of average cost and replacement value.

Properties

Fixed asset additions and major renewals are recorded at cost. Computer system development costs on major new systems are capitalized. When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less salvage, is charged to accumulated depreciation.

Depreciation is calculated on the straight-line basis at rates based upon the estimated service life, taking into consideration the projected annual usage of depreciable property, except for rail and other track material in the United States, which is based directly on usage.

Equipment under capital lease is included in properties and depreciated over the period of expected use. Estimated service life used for principal categories of properties is as follows:

Assets	Years
Diesel locomotives	28 to 32
Freight cars	23 to 47
Ties	35 to 45
Rails – in first position	21 to 30
– in other than first position	54
Computer system development costs	5 to 10

Financial instruments

Derivative financial instruments may be used by the Company from time to time to manage its exposure to market risks relating to foreign currency exchange rates, interest rates and fuel prices. Unrealized gains and losses on derivative instruments, if any, except those used as hedges, are recognized in income in the current period. Unrealized gains and losses on derivative instruments used as hedges are deferred and recognized in income in the period that the hedged exposure is recognized in income, which is the same period the instrument is settled.

Restructuring charges

Restructuring charges are recorded in the year detailed exit or restructuring plans are approved and communicated. Restructuring liabilities are recorded at their present value with the related discount being amortized over the payment period. Environmental remediation accruals cover 10 years of a site-specific hydrocarbon remediation program. Provisions for labour restructuring and environmental remediation costs are recorded in deferred liabilities except for the current portion which is recorded in accrued liabilities.

Income taxes

The Company follows the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. These differences are then measured using substantially enacted tax rates and laws that will be in effect when these differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs.

Earnings per share

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method for determining the dilutive effect of options.

Stock-based compensation

The Company uses the intrinsic value based method to account for stock-based compensation. No compensation expense is recognized for stock-based compensation plans when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

3. changes in accounting policy

Employee future benefits

Effective January 1, 2000, the Company adopted prospectively the CICA recommendations for accounting for employee future benefits. The effect on current earnings from adopting these changes is immaterial.

Under the recommendations, the Company's projected benefit obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments. Previously, the discount rate used was based on management's best estimate of the long-term rate of return on pension fund assets.

In addition, the Company provides post-retirement benefits other than pensions, which primarily include health care, life insurance benefits and workers' compensation benefits that are not covered under the Company's principal pension plans. The recommendations require that these costs, based on the terms of the plans, be recognized on an accrual basis during the periods the plan participants provide the services. Previously, the cost of providing these benefits was expensed when paid.

Income taxes

Effective January 1, 2000, the Company adopted retroactively without restating prior years the CICA recommendations with respect to accounting for income taxes. The result was to decrease future tax liabilities by $55.0 million and increase opening retained earnings by $55.0 million.

Under the liability method, future tax assets and liabilities are determined based on reporting differences between the basis of assets and liabilities used for financial statement and income tax purposes. Such differences are then measured using substantially enacted tax rates and laws that will be in effect when these differences are expected to reverse. Prior to the adoption of these recommendations, income tax expense was determined using the deferral method of tax allocation.

Foreign currency translation

Effective January 1, 2002, the CICA accounting standards for the treatment of foreign exchange gains and losses will change. The new standards will no longer allow for the deferral and amortization of foreign exchange gains/losses on long-term debt. Long-term debt of approximately CDN$3.0 billion denominated in U.S. dollars will have to be marked-to-market in Canadian dollars at the end of each reporting period. The impact on income will be partially mitigated by a designated net investment hedge of approximately CDN$1.3 billion in self-sustaining U.S. subsidiaries. These standards will be adopted January 1, 2002, and applied retroactively with restatement. The unamortized deferred foreign exchange loss on long-term debt at December 31, 2001, was $191.9 million. The resulting charge to retained earnings in 2002 for the change in accounting standards will be $165.1 million, which is net of future income tax effects of $26.8 million. When restated, the net income for 2001 will be reduced by $37.9 million.

Stock-based compensation

Effective January 1, 2002, the Company will adopt prospectively Section 3870 "Stock-based Compensation and Other Stock-based Payments." Had this section been implemented in 2001, the effect on net income would have been immaterial.

Hedging transactions

In November 2001, CICA issued Accounting Guideline 13 (AcG 13) "Hedging Relationships," which will be effective for years beginning on or after July 1, 2002. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying, and deals with the discontinuance of hedge accounting.

Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The Company plans to continue accrual accounting for hedges under the new guideline for forward foreign currency exchange contracts, crude oil futures contracts and interest rate swaps. Thus, the effect on net income of adopting this guideline will be immaterial.

4. unusual items

During the second quarter of 1999, the Company recorded unusual items of $500.6 million against its operating income ($301.5 million after tax). These charges were comprised of labour-related restructuring charges of $422.2 million, enhancements to the environmental remediation program of $50.0 million, and a one-time charge of $28.4 million mostly relating to Year 2000 remediation work.

5. segmented information

Operating segment

The Company operates in only one operating segment: rail transportation. The financial information presented at this level is used by management for decision making.

No customer accounts for more than 10 % of the Company's revenue.

Geographic information

(in millions)	Canada	United States	Total
2001			
Revenues	**$ 2,665.6**	**$ 1,033.0**	**$ 3,698.6**
Net properties	**$ 5,992.6**	**$ 1,942.9**	**$ 7,935.5**
2000			
Revenues	$ 2,697.1	$ 958.0	$ 3,655.1
Net properties	$ 5,620.4	$ 1,768.9	$ 7,389.3
1999			
Revenues	$ 2,538.7	$ 957.7	$ 3,496.4
Net properties	$ 5,383.2	$ 1,693.0	$ 7,076.2

Consolidating information

(in millions)	Canada	United States	Other countries	Consolidating entries	Total
2001					
Revenues	$ 2,665.1	$ 1,033.0	$ –	$ 0.5	$ 3,698.6
Operating expenses	2,191.2	870.5	–	(179.6)	2,882.1
Operating income	473.9	162.5	–	180.1	816.5
Interest and other charges	264.6	38.5	(33.6)	–	269.5
Income taxes	62.0	50.8	0.5	23.3	136.6
Net income	$ 147.3	$ 73.2	$ 33.1	$ 156.8	410.4
Current assets	$ 956.1	$ 310.6	$ 3.1	$ (54.3)	$ 1,215.5
Net properties	4,958.3	1,942.9	–	1,034.3	7,935.5
Other long-term assets	678.1	23.9	–	–	702.0
Total assets	$ 6,592.5	$ 2,277.4	$ 3.1	$ 980.0	$ 9,853.0
Current liabilities	$ 954.6	$ 292.8	$ 0.1	$ (56.9)	$ 1,190.6
Long-term liabilities	4,636.9	735.5	(0.5)	153.0	5,524.9
Shareholders' equity	1,001.0	1,249.1	3.5	883.9	3,137.5
Total liabilities and shareholders' equity	$ 6,592.5	$ 2,277.4	$ 3.1	$ 980.0	$ 9,853.0

(in millions)	Canada	United States	Other countries	Consolidating entries	Total
2000					
Revenues	$ 2,701.9	$ 958.0	$ –	$ (4.8)	$ 3,655.1
Operating expenses	2,149.6	844.0	–	(183.7)	2,809.9
Operating income	552.3	114.0	–	178.9	845.2
Interest and other charges	228.0	18.4	(56.3)	–	190.1
Income taxes	76.4	17.8	4.4	24.2	122.8
Net income	$ 247.9	$ 77.8	$ 51.9	$ 154.7	$ 532.3
Current assets	$ 543.8	$ 276.0	$ 71.6	$ (62.0)	$ 829.4
Net properties	4,773.4	1,768.9	–	847.0	7,389.3
Other long-term assets	550.4	39.2	–	(0.1)	589.5
Total assets	$ 5,867.6	$ 2,084.1	$ 71.6	$ 784.9	$ 8,808.2
Current liabilities	$ 918.9	$ 317.3	$ 12.8	$ (64.3)	$ 1,184.7
Long-term liabilities	3,307.3	587.1	44.0	122.3	4,060.7
Shareholder's equity	1,641.4	1,179.7	14.8	726.9	3,562.8
Total liabilities and shareholder's equity	$ 5,867.6	$ 2,084.1	$ 71.6	$ 784.9	$ 8,808.2

Consolidating information (continued)

(in millions)	Canada	United States	Other countries	Consolidating entries	Total
1999					
Revenues	$ 2,534.9	$ 957.7	$ –	$ 3.8	$ 3,496.4
Operating expenses	2,450.0	950.0	–	(165.3)	3,234.7
Operating income	84.9	7.7	–	169.1	261.7
Interest and other charges	174.5	18.6	(30.3)	–	162.8
Income taxes	(46.4)	(0.4)	2.5	76.3	32.0
Net income (loss)	$ (43.2)	$ (10.5)	$ 27.8	$ 92.8	$ 66.9
Current assets	$ 617.7	$ 257.8	$ 0.8	$ (82.9)	$ 793.4
Net properties	4,739.9	1,693.0	–	643.3	7,076.2
Other long-term assets	449.3	50.5	–	(0.2)	499.6
Total assets	$ 5,806.9	$ 2,001.3	$ 0.8	$ 560.2	$ 8,369.2
Current liabilities	$ 1,025.8	$ 321.4	$ 3.2	$ (89.0)	$ 1,261.4
Long-term liabilities	3,482.9	377.5	32.3	77.1	3,969.8
Shareholder's equity	1,298.2	1,302.4	(34.7)	572.1	3,138.0
Total liabilities and shareholder's equity	$ 5,806.9	$ 2,001.3	$ 0.8	$ 560.2	$ 8,369.2

The condensed income statement and balance sheet for the Canadian operations have been prepared in accordance with the Uniform Classification of Accounts issued by the Canadian Transportation Agency in Canada. The changes required to consolidate the Canadian operations are identified above as consolidating entries with the exception of amounts adjusting current assets and liabilities, which are eliminations of inter-company balances between countries.

6. other charges

(in millions)	2001	2000	1999
Amortization of discount on accruals recorded at present value	**$ 26.7**	$ 29.4	$ 11.8
Amortization of foreign exchange losses on long-term debt	**16.3**	2.1	4.4
Other exchange gains	**(14.8)**	(17.3)	–
Charges on sale of accounts receivable	**5.7**	7.1	6.5
Other	**8.8**	1.8	3.5
Total other charges	**$ 42.7**	$ 23.1	$ 26.2

7. interest expense

(in millions)	2001	2000	1999
Interest expense	**$ 229.5**	$ 178.2	$ 151.9
Interest income	**(19.9)**	(11.2)	(15.3)
Total interest expense	**$ 209.6**	$ 167.0	$ 136.6
Cash interest payments	**$ 197.9**	$ 168.3	$ 138.8

Interest paid to former affiliates during 2001 was $2.1 million (2000 – $25.6 million; 1999 – $24.6 million).

8. income taxes

The following is a summary of the major components of the Company's income tax expense:

(in millions)	2001	2000	1999
Canada (domestic)			
Current income tax expense	$ 10.3	$ 10.0	$ 15.6
Future income tax expense			
Origination and reversal of temporary differences	143.6	222.4	14.3
Effect of change in tax rates	(64.0)	(131.7)	–
Other	(4.6)	–	–
Total future income tax expense	75.0	90.7	14.3
Total income taxes (domestic)	$ 85.3	$ 100.7	$ 29.9
Other (foreign)			
Current income tax expense	$ (8.5)	$ 1.2	$ 0.4
Future income tax expense			
Origination and reversal of temporary differences	53.9	27.0	1.7
Effect of change in tax rates	–	0.9	–
Previously unrecognized tax losses	–	(7.0)	–
Other	5.9	–	–
Total future income tax expense	59.8	20.9	1.7
Total income taxes (foreign)	$ 51.3	$ 22.1	$ 2.1
Total			
Current income tax expense	$ 1.8	$ 11.2	$ 16.0
Future income tax expense	134.8	111.6	16.0
Total income taxes (domestic and foreign)	$ 136.6	$ 122.8	$ 32.0

The provision for future income taxes arises from temporary differences in the recognition of revenues and expenses for financial statement and income tax purposes. The temporary differences comprising the future income tax assets and liabilities are as follows:

(in millions)	2001	2000
Future income tax assets		
Restructuring liability	$ 180.9	$ 251.0
Amount related to tax losses carried forward	114.8	168.1
Liabilities carrying value in excess of tax basis	127.6	116.7
Future site restoration costs	24.9	26.5
Other	55.9	58.1
Total future income tax assets	$ 504.1	$ 620.4
Future income tax liabilities		
Capital assets carrying value in excess of tax basis	$ 1,337.8	$ 1,333.3
Prepaid expenses	93.1	82.0
Other	76.5	60.0
Total future income tax liabilities	$ 1,507.4	$ 1,475.3
Total net future income tax liability	1,003.3	854.9
Net current future income tax asset	92.2	82.8
Net long-term future income tax liability	$ 1,095.5	$ 937.7

The Company's consolidated effective income tax rate differs from the expected statutory tax rate. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

(in millions)	**2001**	2000	1999
Expected income tax expense			
at Canadian statutory tax rates	**$ 206.7**	$ 294.8	$ 43.3
Increase (decrease) in taxes resulting from:			
Large corporations tax	**10.3**	10.0	9.4
Gains not subject to tax	**(1.4)**	(20.5)	(10.1)
Foreign tax rate differentials	**(10.4)**	(26.7)	(10.0)
Effect of reduction in tax rates	**(64.0)**	(130.8)	–
Previously unrecognized tax losses	**–**	(7.0)	–
Other	**(4.6)**	3.0	(0.6)
Total income tax expense	**$ 136.6**	$ 122.8	$ 32.0

The Company has $184.0 million of unused tax losses, expiring between 2004 and 2018, for which no future income tax asset has been recognized.

9. earnings per share

At December 31, 2001, the number of shares outstanding was 158.4 million.

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year. For the year ended December 31, 2001, the weighted average number of shares was calculated using the number of shares issued as a result of the corporate reorganization for the first nine months of 2001 (see Note 1) and the actual number of shares outstanding for the last three months of the year. For the years ended December 31, 2000 and 1999, basic earnings per share have been calculated using the number of shares outstanding immediately after completion of the corporate reorganization.

Diluted earnings per share have been calculated using the treasury stock method which gives effect to the dilutive value of outstanding options. At December 31, 2001, there were 0.9 million replacement options outstanding that had been exchanged after the spin-off for CPL stock options held by CPL employees. A further 2.7 million new stock options were issued to CPR employees in the fourth quarter. For the years ended December 31, 2000 and 1999, the dilutive effect of stock options was calculated based on the 0.9 million replacement options outstanding immediately after completion of the corporate reorganization.

The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	**2001**	2000	1999
Weighted average shares outstanding	**158.3**	158.3	158.3
Dilutive effect of stock options	**0.5**	0.4	0.4
Weighted average diluted shares outstanding	**158.8**	158.7	158.7
(in dollars)			
Basic earnings per share	**$ 2.59**	$ 3.36	$ 0.42
Diluted earnings per share	**$ 2.58**	$ 3.35	$ 0.42

10. sale of accounts receivable

The Company has a securitization agreement involving the non-recourse sale of accounts receivable on a revolving basis which at December 31, 2001, amounted to $132.0 million (2000 – $132.0 million). Cash proceeds on these receivables were $120.0 million (2000 – $120.0 million) with $12.0 million (2000 – $12.0 million) having been held back as a reserve to be released to the Company upon termination of the agreement. Discounts on the revolving sales and program fees of $5.7 million in 2001 (2000 – $7.1 million) were included in the income statement as part of "other charges." The reserve is valued on the Company's books at an amount equal to the undiscounted expected future cash flows. The Company acts as the collector of the receivable but has no claim against the proceeds of collection of the securitized receivables.

11. change in non-cash working capital balances related to operations

(in millions)	2001	2000	1999
Source (use) of cash:			
Accounts receivable	$ 31.2	$ 8.5	$ (45.1)
Materials and supplies	28.7	45.1	18.5
Accounts payable and accrued liabilities	5.3	(111.3)	(254.4)
Income and other taxes payable	(54.7)	47.1	8.2
Change in non-cash working capital	10.5	(10.6)	(272.8)
Exclude amounts reported elsewhere on the statement of consolidated cash flows:			
(Increase) decrease in current portion of restructuring provisions	(2.4)	53.5	(35.9)
Decrease in payables resulting from additions to properties	3.7	14.9	266.8
Other	–	(18.7)	–
Other changes in non-cash working capital balances (reclassification from long-term liabilities to current liabilities)	(7.6)	(40.1)	–
Change in non-cash working capital balances related to operations	$ 4.2	$ (1.0)	$ (41.9)

12. investments

(in millions)	2001	2000
Rail investments accounted for on an equity basis	$ 50.9	$ 65.8
Other investments accounted for on a cost basis	44.0	39.4
Total investments	$ 94.9	$ 105.2

13. net properties

(in millions)	Cost	Accumulated depreciation	Net book value
2001			
Track and roadway	**$ 7,005.5**	**$ 2,179.7**	**$ 4,825.8**
Buildings	**340.3**	**120.8**	**219.5**
Rolling stock	**3,100.2**	**1,264.0**	**1,836.2**
Other	**1,554.7**	**500.7**	**1,054.0**
	$ 12,000.7	**$ 4,065.2**	**$ 7,935.5**
2000			
Track and roadway	$ 6,719.8	$ 2,193.7	$ 4,526.1
Buildings	328.4	119.4	209.0
Rolling stock	2,833.9	1,183.8	1,650.1
Other	1,456.9	452.8	1,004.1
Total net properties	$ 11,339.0	$ 3,949.7	$ 7,389.3

At December 31, 2001, net properties included assets held under capital lease of $399.8 million at cost (2000 – $201.9 million), and related accumulated depreciation of $44.2 million (2000 – $35.2 million).

During the year, capital assets were acquired under the Company's capital program at an aggregate cost of $688.3 million (2000 – $571.2 million), of which $133.0 million of assets was acquired by means of capital leases (2000 – $NIL). Also during 2001, operating leases on certain rolling stock were converted to capital leases, increasing properties by $64.8 million. Cash payments related to capital purchases were $566.4 million in 2001 (2000 – $586.1 million), which included payments for capital purchases included in accounts payable in prior years. At December 31, 2001, $7.4 million (2000 – $11.1 million) remained in accounts payable related to the above purchases.

14. other assets and deferred charges

(in millions)	2001	2000
Prepaid pension costs	**$ 270.2**	$ 213.6
Unamortized exchange loss	**191.9**	150.0
Other	**145.0**	120.7
Total other assets and deferred charges	**$ 607.1**	$ 484.3

15. long-term debt

(in millions)	Currency in which payable	2001	2000
6.250 % Notes due 2011	US$	**$ 636.0**	$ –
7.125 % Debentures due 2031	US$	**556.5**	–
6.875 % Debentures due 2003	US$	**397.5**	377.5
9.450 % Debentures due 2021	US$	**397.5**	377.5
8.850 % Debentures due 2022	US$	**397.5**	377.5
7.20 % Medium Term Notes due 2005	CDN$	**250.0**	250.0
6.91 % Secured Equipment Notes due 2005 – 2024	CDN$	**235.0**	235.0
7.49 % Equipment Trust Certificates due 2005 – 2021	US$	**190.8**	181.2
Secured Equipment Loan due 2002 – 2015	CDN$	**162.8**	165.0
Obligations under capital leases due 2002 – 2014 (3.27 % – 7.63 %)	US$	**456.4**	253.0
Obligations under capital leases due 2006 (7.89 % – 10.93 %)	CDN$	**2.1**	–
Other	US$	**1.2**	1.4
		3,683.3	2,218.1
Perpetual 4 % Consolidated Debenture Stock	US$	**50.9**	48.5
Perpetual 4 % Consolidated Debenture Stock	GBP£	**13.0**	12.8
		3,747.2	2,279.4
Less: Long-term debt maturing within one year		**38.2**	3.1
		$ 3,709.0	$ 2,276.3

At December 31, 2001, long-term debt denominated in U.S. dollars was CDN$3,084.3 million (2000 – CDN$1,616.6 million).

The 6.250 % Notes and 7.125 % Debentures are unsecured but carry a negative pledge. Interest is payable semi-annually on April 15 and October 15 of each year commencing April 15, 2002.

The Company's 6.875 %, 9.450 % and 8.850 % Debentures are unsecured but carry a negative pledge. The 8.850 % Debentures are callable starting in 2002 at a premium which declines over time. Interest is paid semi-annually.

The Medium Term Notes are unsecured but carry a negative pledge. Interest is payable semi-annually in arrears on June 28 and December 28 of each year.

The Secured Equipment Notes are full recourse obligations of the Company secured by a first charge on specific units of railway rolling stock. The Company will make semi-annual payments of interest in the amount of $8.1 million on April 1 and October 1 of each year, up to and including October 1, 2004. Thereafter, the Company will pay on April 1 and October 1 of each year, commencing April 1, 2005, up to and including October 1, 2024, equal blended semi-annual payments of principal and interest of $10.9 million.

The Equipment Trust Certificates are secured by specific locomotive units. Commencing January 15, 2002, semi-annual interest payments of US$4.5 million will be paid on January 15 and July 15 of each year, up to and including January 15, 2005. Thereafter, semi-annual payments will vary in amount and will be interest-only payments or blended principal and interest payments. Final payment of principal is due January 15, 2021.

The Secured Equipment Loan is secured by specific locomotive units. The interest rate is floating and is calculated based on a six-month average CDOR (calculated based on an average of Bankers' Acceptance rates) plus 53 basis points (2001 – 4.67 %). The Company will make blended payments of interest and principal semi-annually on February 1 and August 1 of each year.

The Consolidated Debenture Stock, created by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions. Despite its perpetual nature, the relatively small remaining amount of Consolidated Debenture Stock has been included with long-term debt to simplify the balance sheet presentation.

Annual maturities and sinking fund requirements, excluding those pertaining to capital leases, for each of the five years following 2001 are (in millions): 2002 – $2.4; 2003 – $400.0; 2004 – $2.4; 2005 – $260.9; 2006 – $14.6.

At December 31, 2001, capital lease obligations included in long-term debt above were as follows:

(in millions)	Year	Capital leases
Minimum lease payments in:	2002	$ 64.6
	2003	33.3
	2004	35.3
	2005	35.9
	2006	131.3
	Thereafter	454.9
Total minimum lease payments		755.3
Less: Imputed interest		296.8
Present value of minimum lease payments		458.5
Less: Current portion		35.8
Long-term portion of capital lease obligations		$ 422.7

16. financial instruments

Forward foreign currency exchange contracts

Exposure to changes arising from fluctuations in exchange rates between Canadian and U.S. dollars on future revenue streams and certain U.S. dollar expenditures has been managed by selling or purchasing forward U.S. dollars at fixed rates in future periods. At December 31, 2001, the Company had entered into foreign exchange contracts to sell approximately US$170.0 million at exchange rates ranging from 1.45 to 1.47 over the year 2002. At December 31, 2001, the unrealized loss on forward foreign currency exchange contracts was CDN$25.0 million.

Commodity contracts

Exposure to fluctuations in the price of crude oil has been managed by selling or purchasing crude oil futures. At December 31, 2001, the Company had entered into futures contracts to purchase approximately 5,755,000 barrels over the years 2002 to 2005 at average annual prices ranging from US$23.79 to US$20.68 per barrel. At December 31, 2001, the unrealized loss on crude oil futures was CDN$19.4 million.

Interest rate swaps

The Company is party to an interest rate swap agreement which converts a portion of its fixed interest rate liability into a variable rate liability. At December 31, 2001, the Company had an outstanding swap agreement for a nominal amount of $40.8 million.

The following table discloses the terms of the swap agreement in place at December 31, 2001:

Expiration	November 2003
Notional amount of principal (in millions)	$ 40.8
Fixed receiving rate	8.0 %
Variable paying rate [1]	4.4 %

[1] Based on Bankers' Acceptances.

Credit risk management

The Company is exposed to credit losses in the event of non-performance by counterparties to financial instruments, however, the Company does not anticipate such non-performance as dealings have been with counterparties of high credit quality. In addition, the Company believes there are no significant concentrations of credit risk.

Interest rate exposure and fair values

The Company's exposure to interest rate risk along with the total carrying amounts and fair values of its financial instruments is summarized in the following table:

(in millions)	At floating interest rates	Fixed interest rate maturing in 2002	Fixed interest rate maturing in 2003 to 2006	Fixed interest rate maturing in 2007 and after	Total carrying value	Fair value
Financial assets						
Cash and short-term investments	$ 556.9	$ –	$ –	$ –	$ 556.9	$ 556.9
Financial liabilities						
6.250 % Notes	–	–	–	636.0	636.0	622.3
7.125 % Debentures	–	–	–	556.5	556.5	560.8
6.875 % Debentures	–	–	397.5	–	397.5	412.6
9.450 % Debentures	–	–	–	397.5	397.5	479.8
8.850 % Debentures	–	–	–	397.5	397.5	417.8
Medium Term Notes	–	–	250.0	–	250.0	266.3
Secured Equipment Notes	–	–	11.8	223.2	235.0	240.9
Equipment Trust Certificates	–	–	6.6	184.2	190.8	202.1
Secured Equipment Loan	162.8	–	–	–	162.8	162.8
4 % Consolidated Debenture Stock	–	–	–	63.9	63.9	47.2
Obligations under capital leases	124.0	4.8	24.0	305.7	458.5	480.3
Other	–	0.2	1.0	–	1.2	1.2
Forward foreign currency contracts	–	–	–	–	–	(25.0)
Crude oil futures	–	–	–	–	–	(19.4)
Interest rate swaps	$ 40.8	$ –	$ (40.8)	$ –	$ –	$ 2.0

The Company has determined the estimated fair value of its financial instruments based on appropriate valuation methodologies. However, considerable judgment is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what the Company could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

- Short-term financial assets and liabilities are valued at their carrying amounts as presented in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.
- The fair value of publicly traded long-term debt is determined based upon market prices at December 31, 2001. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings with similar terms and conditions to those borrowings in place at the balance sheet date.
- The fair value of derivative instruments is estimated as the unrealized gain or loss calculated based on market prices or rates at December 31, 2001, which generally reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the balance sheet date.

17. restructuring charges and environmental remediation

At December 31, 2001, the provision for restructuring and environmental remediation was $551.0 million (2000 – $676.9 million). This provision primarily includes labour liabilities for restructuring plans that are, in many cases, substantially implemented. The majority of the provision consists of expected residual payments to protected employees and the cost of a multi-year soil remediation program.

During the second quarter of 2001, CPR announced an additional restructuring initiative to reduce costs by eliminating 500 positions. The reductions occurred mostly in administrative areas, but also affected operating areas, particularly fleet maintenance. The new initiative required an increase to the provision of $59.5 million (2000 – $18.2 million). This change was offset by a net reduction of $65.0 million (2000 – $24.1 million) of previously accrued initiatives. The reductions resulted from a decrease in the number of surplus crews due to a projected increase in traffic volumes, modifications to branch line rationalization plans resulting from changes in the regulatory environment, and reduced rationalization costs stemming from rule modifications in the latest collective agreements. In the fourth quarter of 2001, the provision was further reduced by $7.2 million due to experience gains.

18. deferred liabilities

(in millions)	2001	2000
Provision for restructuring and environmental remediation	$ 551.0	$ 676.9
Deferred workers' compensation	143.6	139.0
Accrued employee benefits	100.3	77.4
Fibre optics rights-of-way deferred revenue	58.0	41.1
Other	77.4	64.9
	930.3	999.3
Less: Amount payable within one year	209.9	202.6
Total deferred liabilities	$ 720.4	$ 796.7

Fibre optics rights-of-way deferred revenue is being amortized to income on a straight-line basis over the related lease terms.

19. shareholders' equity

Reorganization

During 2001, as part of a corporate reorganization, CPL distributed its interest in CPRC to a newly created publicly held company, CPRL. CPRL Common Shares were issued at a ratio of 1:2 for each CPL share outstanding. The number of CPRL shares outstanding on October 5, 2001, being the date that former shareholders of CPL became shareholders of CPRL, was 158.3 million. The CPRC Ordinary Shares outstanding at the time of reorganization are now wholly owned by CPRL.

Authorized and issued share capital

The Company's Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2001, no Preferred Shares had been issued.

The following table shows the effect of the corporate reorganization on the Company's share capital:

(in millions)	Common Shares		Ordinary Shares	
	Number	Amount	Number	Amount
Pre-reorganization				
Balance, January 1	–	$ –	347.2	$ 1,812.5
Issued during the period	–	–	–	–
Balance, October 5	–	–	347.2	1,812.5
Reorganization				
Return of capital to CPL	–	–	–	(700.0)
Share exchange	158.3	1,112.5	(347.2)	(1,112.5)
Issued under stock option plans	0.1	1.6	–	–
Balance, December 31	158.4	$ 1,114.1	–	$ –

Contributed surplus

During 2001, the Company paid net capital contributions totalling $8.3 million to former affiliates (2000 – received net capital contributions totalling $1.5 million from former affiliates).

Foreign currency translation adjustments

Included in equity are the following cumulative foreign currency translation adjustments:

(in millions)	2001	2000
Balance, January 1	$ 84.3	$ 67.8
Effect of exchange rate changes on Perpetual 4 % Consolidated Debenture Stock	(2.9)	(0.6)
Change in foreign currency translation rates on foreign subsidiaries	44.1	17.1
Balance, December 31	$ 125.5	$ 84.3

20. pensions and other benefits

Pensions and other benefits excluding post-employment restructuring benefits

The Company has both defined benefit ("DB") and defined contribution ("DC") pension plans.

The DB plans provide for pensions based principally on years of service and compensation rates near retirement. Annual contributions to the DB plans, which are actuarially determined, are made on the basis of not less than the minimum amounts required by federal or provincial pension supervisory authorities.

Other benefits include post-retirement medical and life insurance for pensioners, and post-employment workers' compensation benefits which are based on Company-specific claims.

At December 31, the net benefit (credit) expense for DB pension plans and other benefits included the following components:

	Pensions		Other benefits	
(in millions)	**2001**	2000	**2001**	2000
Current service cost (benefits earned by employees in the year)	**$ 60.5**	$ 38.8	**$ 16.5**	$ 16.3
Interest cost on benefit obligation	**374.3**	364.1	**23.7**	22.3
Expected return on pension fund assets	**(444.2)**	(428.6)	**–**	(1.1)
Amortization of:				
Transitional (asset) obligation	**(15.6)**	(16.1)	**13.8**	12.7
Prior year service cost	**8.6**	–	**–**	–
Net actuarial gain	**(0.2)**	–	**–**	(0.5)
Net benefit (credit) expense	**$ (16.6)**	$ (41.8)	**$ 54.0**	$ 49.7

Information about the Company's DB pension plans and other benefits, in aggregate, is as follows:

	Pensions		Other benefits	
(in millions)	**2001**	2000	**2001**	2000
Change in benefit obligation:				
Benefit obligation at January 1	**$ 5,604.0**	$ 5,140.3	**$ 340.5**	$ 305.7
Transferred to DC plan	**(31.6)**	–	**–**	–
Current service cost	**60.5**	38.8	**16.5**	16.3
Interest cost	**374.3**	364.1	**23.7**	22.3
Employee contributions	**49.0**	50.5	**–**	–
Benefits paid	**(350.2)**	(347.2)	**(28.4)**	(26.9)
Foreign currency changes	**7.8**	3.7	**2.7**	1.2
Plan amendments	**88.6**	42.4	**–**	–
Actuarial loss	**42.1**	311.4	**24.2**	21.9
Benefit obligation at December 31	**$ 5,844.5**	$ 5,604.0	**$ 379.2**	$ 340.5
Change in fund assets:				
Fair value of fund assets at January 1	**$ 5,711.3**	$ 5,462.4	**$ 11.7**	$ 13.0
Transferred to DC plan	**(31.6)**	–	**–**	–
Actual return on fund assets	**57.7**	501.0	**–**	(1.3)
Employer contributions	**42.3**	41.3	**16.7**	26.9
Employee contributions	**49.0**	50.5	**–**	–
Benefits paid	**(350.2)**	(347.2)	**(28.4)**	(26.9)
Foreign currency changes	**6.2**	3.3	**–**	–
Fair value of fund assets at December 31	**$ 5,484.7**	$ 5,711.3	**$ –**	$ 11.7
Funded status – plan (deficit) surplus	**$ (359.8)**	$ 107.3	**$ (379.2)**	$ (328.8)
Unamortized prior service cost	**122.8**	42.7	**–**	–
Unamortized net transitional (asset) obligation	**(176.4)**	(192.0)	**151.6**	152.4
Unamortized net actuarial loss	**675.0**	245.3	**32.8**	9.9
Accrued benefit asset (liability) in the consolidated balance sheet	**$ 261.6**	$ 203.3	**$ (194.8)**	$ (166.5)

Fund assets consist primarily of listed stocks and bonds, including 775,000 CPRL Common Shares at a market value of $24.9 million at December 31, 2001.

Included in the benefit obligation and fair value of fund assets at year end are the following amounts in respect of plans where the benefit obligation exceeds the fund assets:

	Pensions		Other benefits	
(in millions)	2001	2000	2001	2000
Benefit obligation	$ (5,844.5)	$ (206.0)	$ (379.2)	$ (340.5)
Fair value of fund assets	5,484.7	122.8	–	11.7
	$ (359.8)	$ (83.2)	$ (379.2)	$ (328.8)

Actuarial assumptions used at December 31 are approximately:

(percentage)	2001	2000
Discount rate for plan obligation	6.75	6.75
Projected future salary increases	3.00	3.00
Expected rate of return on fund assets for the year ended December 31	8.00	8.00
Health care cost trend rate [1]	7.50	7.90

[1] The health care cost trend rate is projected to decrease by 0.6 % per year to approximately 4.5 % per year.

Effective January 1, 2001, the Company offered Canadian non-unionized employees the option to convert to a DC plan. The DC plan provides a pension based on total employee and employer contributions plus investment income earned on those contributions. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year. The net expense of this plan, which generally equals the employer's required contribution, was $2.6 million.

Post-employment restructuring benefits

The Company accrues post-employment labour liabilities as part of its restructuring accruals (see Note 17). The labour portion of the Company's accrued restructuring liability was as follows:

(in millions)	2001	2000
Change in liability:		
Restructuring labour liability at January 1	$ 389.1	$ 519.1
Plan adjustment	(12.8)	(31.9)
Settlement gain	(4.4)	(22.0)
Interest cost	21.7	34.9
Benefits paid	(90.0)	(117.7)
Foreign currency changes	2.8	6.7
Restructuring labour liability at December 31	$ 306.4	$ 389.1
Unfunded restructuring labour asset	$ (306.4)	$ (389.1)
Unamortized net transitional asset	(90.9)	(116.5)
Accrued restructuring labour liability in the consolidated balance sheet	$ (397.3)	$ (505.6)

21. stock-based compensation

At December 31, 2001, the Company had several stock-based compensation plans, including a stock option plan, tandem stock appreciation rights ("SAR"), a deferred share unit plan, and an employee stock savings plan. The Company uses the intrinsic value based method to account for stock-based compensation awards granted to employees, which resulted in a compensation cost in the year of $4.7 million (2000 – $4.6 million).

In addition, charges of $16.6 million for stock compensation resulting from increases in share values between the date the spin-off was announced on February 12, 2001, and the date the spin-off was completed on October 1, 2001, were included in the income statement as part of "Spin-off related, incentive compensation and unusual charges." The substantial appreciation of share value during that period was considered as largely attributable to the unlocking of the conglomerate discount that had been previously applied by the market to the value of the shares of CPL.

Stock options are not expensed when issued or exercised; however, an expense for SARs is recognized on the incremental change in the market value of the underlying stock between reporting periods.

Replacement options and SARs

Due to the reorganization of CPL, all CPL employees who held CPL options at the date of the spin-off received in exchange for their CPL options fully vested replacement options and SARs in the spun-off companies, according to the reorganization ratio used for Common Shares. The exercise price of the CPL options and SARs was allocated among the replacement options and SARs of each of the spun-off companies based upon a formula using the average trading price of the spun-off companies for their first 10 days of trading.

By agreement between CPRL and its former affiliates, the difference between the strike price and the exercise price of SARs of the former affiliates held by CPRL employees is recognized as an expense by CPRL, while the difference between the strike price and the exercise price of CPRL SARs held by employees of the former affiliates is recovered from the former affiliates.

SARs are attached to 50 % of the options and there is a one-to-one cancellation ratio between those options and SARs.

Stock option plans and SARs

Under the Company's stock option plans, options are granted to eligible employees and all Directors to purchase Common Shares of the Company at a price equal to the market value of the shares at the grant date. In accordance with the intrinsic value method, these options do not result in a charge to net income. Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated.

At December 31, 2001, there were 7,778,930 Common Shares available for the granting of future options under the stock option plans out of the 11,500,000 Common Shares currently authorized.

With the grant of an option, employees may be simultaneously granted SARs equivalent to one-half the number of options granted. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a Common Share at the exercise date of the SAR over the related option exercise price. On an ongoing basis, a liability for SARs is accrued on the incremental change in the market value of the underlying stock and amortized to income over the vesting period. SARs may be exercised no earlier than two years and no later than 10 years after the grant date.

Where an option granted is a tandem award, the holder can choose to exercise an option or a SAR of equal intrinsic value.

Following is a summary of the Company's fixed stock option plan as of December 31:

	Number of options	Weighted average exercise price
2001		
Outstanding, January 1	–	$ –
Replacement options granted	1,159,036	13.99
New options granted	2,699,700	27.62
Exercised	(113,448)	14.34
Cancelled	(137,666)	13.82
Outstanding, December 31	3,607,622	$ 23.99
Options exercisable at December 31	907,922	$ 13.97

At December 31, 2001, the details of the stock options outstanding, by year of expiry, were as follows:

Year of expiry	Number of options	Exercise price range	Weighted average exercise price
2002	11,539	$ 8.59	$ 8.59
2003	66,907	$ 9.30 – $ 10.49	$ 10.28
2004	46,973	$ 9.83	$ 9.83
2005	82,965	$ 11.11 – $ 11.29	$ 11.11
2007	150,438	$ 16.70 – $ 17.60	$ 16.71
2008	18,800	$ 15.61 – $ 18.96	$ 16.73
2009	249,875	$ 14.07	$ 14.07
2010	280,425	$ 14.61 – $ 18.06	$ 14.86
2011	2,699,700	$ 27.62	$ 27.62

Deferred share unit ("DSU") plan

The Company established the DSU plan as a means to compensate and assist in attaining share ownership targets set for certain key employees and Directors on the Board. A DSU entitles the holder to receive, upon exercise, a cash payment equivalent to the market value of a Common Share at the redemption date. DSUs vest over various periods up to 36 months and are only exercisable for a specified period after employment is terminated.

Key employees may choose to receive DSUs in lieu of cash payments for certain incentive programs. In addition, when acquiring Common Shares to meet share ownership targets, key employees may be granted a matching number of DSUs up to 33 % of the shares and DSUs acquired during the first six months after becoming eligible under the plan and thereafter up to 25 %.

An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. At December 31, 2001, there were 28,669 DSUs granted to key employees and Directors.

Employee share purchase plan

In October 2001, the Company created an employee share purchase plan whereby both employee and Company contributions are used to purchase shares on the open market for the employee. The Company's contributions are expensed over the one-year vesting period.

For those employees who enrolled in the plan prior to December 31, 2001, the Company will contribute $1,000 (US$650) for the first $1,000 contributed by the employee. After the threshold of $1,000 is reached, and for employees who join the plan subsequent to December 31, 2001, the Company will match $1 for every $3 contributed by the employee.

All employees have the opportunity to participate in the program up to 6 % of the employee's annual salary.

At December 31, 2001, there were 10,087 participants in the plan. The total number of shares purchased on behalf of participants, including the Company contribution, was 185,661 shares. In 2001, the Company's contributions totalled $4.2 million.

22. related party transactions

Rail services provided to former affiliates for the first nine months of 2001 leading up to the date of the spin-off, yielded revenues of $328.2 million (for the 12 months ended December 31, 2000 – $417.7 million; 1999 – $406.0 million). Included in accounts receivable was $23.1 million in 2001 (2000 – $20.9 million; 1999 – $16.8 million) as a result of these transactions. Long-term advances from former affiliates were repayable at the option of the Company and carried an interest rate of Bankers' Acceptances plus 0.25 %.

23. commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions for such items, which it considers to be adequate. While the final outcome with respect to actions outstanding or pending at December 31, 2001, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

At December 31, 2001, the Company had committed to future capital expenditures amounting to $69.2 million.

At December 31, 2001, the Company had a committed unused line of credit of $357.5 million available for short-term and long-term financing, repayable five years after signing and prepayable at the Company's option. The interest rate on this facility varies based on bank prime or Bankers' Acceptances.

Minimum payments under operating leases were estimated at $534.6 million in aggregate, with annual payments in each of the five years following 2001 of (in millions): 2002 – $126.4; 2003 – $101.5; 2004 – $83.1; 2005 – $72.5; 2006 – $60.9.

24. reclassification

Certain prior years' figures have been reclassified to conform with the presentation adopted for 2001.

25. supplementary data

Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The material differences between Canadian and United States GAAP relating to measurement and recognition are explained below, along with their effect on the Company's statement of consolidated income and balance sheet. Certain additional disclosures required under U.S. GAAP have not been provided as permitted by the Securities and Exchange Commission.

Change in accounting policy – accounting for derivative instruments and hedging

Effective January 1, 2001, Financial Accounting Standards Board ("FASB") Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FASB 133"), and FASB Statement No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("FASB 138") become effective for U.S. GAAP. FASB 133 and FASB 138 permit hedging of cash flows when specific documentation is in place from inception of the hedge and the hedge meets effectiveness testing on an ongoing basis. Going forward, all derivative instruments will be recognized on the balance sheet at fair value with changes in fair value being recorded in comprehensive income until the hedged transaction occurs, at which time these amounts will be included in the income statement.

Prior to January 1, 2001, under FASB Statement No. 52 "Foreign Currency Translation" ("FASB 52") for U.S. reporting purposes, forward foreign exchange contracts associated with anticipated future transactions that do not constitute firm commitments are recognized in the financial statements at fair value, with any resulting gains or losses immediately reflected in income. Under Canadian GAAP, certain of these forward foreign exchange contracts qualify as hedges for accounting purposes. Consequently, the fair value of these unsettled contracts is not reflected in the financial statements and any realized gains or losses are only recognized at the time of completion of the hedged transactions.

Pensions and post-retirement benefits

Effective January 1, 2000, the Company adopted prospectively CICA Section 3461 "Employee Future Benefits" (see Note 3). The policy, which requires that the Company's projected benefit obligation be discounted using a rate based on market interest rates for high quality corporate debt instruments, brings Canadian GAAP treatment essentially in line with FASB Statement No. 87 "Employers' Accounting for Pensions" ("FASB 87"). The previous GAAP difference in selecting discount rates impacted the annual pension expense and post-retirement benefit costs prior to 2000.

Starting in 2000, with the adoption of CICA Section 3461, the costs related to post-retirement health care and life insurance benefits are consistent with FASB Statement No. 106 "Employers' Accounting for Post-retirement Benefits Other Than Pensions" ("FASB 106"). These costs were previously expensed when paid under Canadian GAAP.

In addition, the Canadian GAAP policy requires amortization of actuarial gains and losses only if they exceed 10 % of the greater of the benefit obligation and the market-related value of the plan assets ("the corridor"). This harmonizes the Canadian GAAP treatment with FASB 87 and FASB 106. Previously, all actuarial gains or losses were amortized under Canadian GAAP.

Upon transition to CICA Section 3461 effective January 1, 2000, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset which is being amortized to income. This creates a difference compared with U.S. GAAP, under which prior service costs continue to be amortized over the expected average remaining service period and all other net gains accumulated prior to January 1, 2000, fell within the corridor.

Post-employment benefits

Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits (see Note 3). Consistent with accounting for post-retirement benefits, the new policy requires amortization of actuarial gains and losses only if they fall outside of the corridor. Under FASB Statement No. 112 "Employers' Accounting for Post-employment Benefits," such gains and losses are included immediately in income.

Termination benefits

Termination benefits are also covered by CICA Section 3461. Upon transition to this accounting policy effective January 1, 2000, a net transitional asset was created and is being amortized to income. Under U.S. GAAP, benefits are expensed when paid.

Stock-based compensation

Under FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation," a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the CPL corporate reorganization (see Note 1), CPL underwent an equity restructuring which resulted in replacement options in new CPRL stock having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

Internal use software

Under the American Institute of Certified Public Accountants Statement of Position No. 98-1 "Accounting for the costs of computer software developed or obtained for internal use," certain costs, including preliminary project phase costs, are required to be expensed as incurred, whereas these costs are capitalized under Canadian GAAP.

Foreign exchange

Unrealized exchange gains and losses related to long-term foreign currency assets and liabilities are deferred and amortized over the life of the asset or liability. Under FASB 52 "Foreign Currency Translation," such gains and losses are included immediately in income.

Capitalization of interest

The Company expenses interest related to capital projects undertaken during the year. FASB Statement No. 34 "Capitalization of Interest Cost" requires these interest costs to be capitalized.

Income taxes

Effective January 1, 2000, the Company adopted retroactively without restatement CICA Section 3465 "Future Income Taxes" (see Note 3). This policy, which requires the use of the liability method, is effectively identical to FASB Statement No. 109 "Accounting for Income Taxes" ("FASB 109"), thus eliminating prior year differences. Canadian GAAP requires the use of substantially enacted tax rates for the calculation of future income taxes, whereas under FASB 109, only enacted tax rates can be used.

Comprehensive income

FASB Statement No. 130 "Reporting Comprehensive Income" requires the disclosure of the change in equity from transactions and other events from non-owner sources during the period. Canadian GAAP does not require similar disclosure. In 2001, other comprehensive income arose from foreign currency translation, minimum pension liability and derivative instrument adjustments.

Assets purchased through conditional sales agreements

The Company acquired assets through lease agreements which included conditional sales agreements and a put option to sell the assets to a third party in the future. Under Canadian GAAP, this transaction meets the accounting guidelines for an operating lease and has been accounted for as such. Under U.S. GAAP, FASB Statement No. 13 "Accounting for Leases" states that conditional sales agreements must be accounted for as capital leases.

Additional minimum pension liability

In accordance with FASB 87, the Company recorded an additional minimum pension liability for underfunded plans representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. The increase in liabilities is charged directly to shareholders' equity, net of related deferred income taxes.

Future accounting changes

In June 2001, the FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations" ("FASB 143"), which requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized to expense over the asset's useful life. FASB 143 is effective for fiscal years beginning after June 15, 2002. The impact of adopting FASB 143 is undetermined at this time but is not expected to be material.

In August 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FASB 144"). FASB 144 supersedes FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." FASB 144 applies to all long-lived assets and consequently amends Accounting Principles Board Opinion No. 30 "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." FASB 144 is effective for fiscal years beginning after December 15, 2001. The impact of adopting FASB 144 is undetermined at this time but is not expected to be material.

Statement of cash flows

There are no material differences in the statement of consolidated cash flows under U.S. GAAP.

comparative income statement

Net income is reconciled from Canadian to U.S. GAAP in the following manner:

(in millions)	2001	2000	1999
Net income – Canadian GAAP	**$ 410.4**	$ 532.3	$ 66.9
Increased (decreased) by:			
Pension costs	**(37.6)**	(37.0)	(14.2)
Post-retirement benefits	**7.9**	8.5	(10.9)
Post-employment benefits	**5.8**	(17.9)	–
Termination benefits	**(11.7)**	5.4	77.0
Internal use software	**(12.0)**	(20.5)	–
Stock-based compensation	**(9.0)**	–	–
Derivative instruments (FASB 52)	–	(14.3)	44.2
Foreign exchange	**(35.2)**	(36.7)	44.0
Capitalized interest	**3.6**	2.9	1.1
Future (deferred) income tax recovery (expense) on the above items	**34.2**	50.8	(60.5)
Substantially enacted tax rate adjustment	**131.7**	(131.7)	–
Future (deferred) income taxes – effect of change in accounting policy	–	(65.3)	–
Income before cumulative catch-up adjustment – U.S. GAAP	**488.1**	276.5	147.6
Cumulative catch-up adjustment on adoption of FASB 133, net of tax	**9.6**	–	–
Net income – United States GAAP	**$ 497.7**	$ 276.5	$ 147.6
Other comprehensive income:			
Foreign currency translation adjustments	**41.2**	16.5	(27.5)
Minimum pension liability adjustment	**(10.7)**	(7.1)	9.1
Derivative instruments (FASB 133)	**(25.0)**	–	–
Future (deferred) income tax (expense) recovery on the above items	**(1.8)**	(5.7)	9.2
Comprehensive income	**$ 501.4**	$ 280.2	$ 138.4
Earnings per share – United States GAAP			
Basic earnings per share before cumulative catch-up adjustment	**$ 3.08**	$ 1.75	$ 0.93
Diluted earnings per share before cumulative catch-up adjustment	**$ 3.07**	$ 1.74	$ 0.93

A summary of the differences in railway operating income resulting from Canadian and U.S. GAAP differences is as follows:

(in millions)	2001	2000	1999
Operating income			
Canadian GAAP	**$ 816.5**	$ 845.2	$ 261.7
U.S. GAAP	**$ 759.9**	$ 783.7	$ 357.8

balance sheet

Had the consolidated balance sheet been prepared under U.S. GAAP, the differences would have been as follows (higher/(lower)):

(in millions)	2001	2000
Assets		
Long-term assets		
Properties		
Capitalized interest	$ 145.5	$ 141.9
Internal use software	(32.5)	(20.5)
Assets purchased through conditional sales agreements	216.7	–
Future income tax asset	–	1.5
Other assets and deferred charges		
Foreign exchange on long-term debt	(191.9)	(156.7)
Pension	(124.2)	(86.6)
Minimum pension liability adjustment	6.9	(7.1)
Total assets	$ 20.5	$ (127.5)
Liabilities and shareholders' equity		
Long-term liabilities		
Deferred liabilities		
Termination benefits	$ (70.7)	$ (82.4)
Post-retirement benefit liability	78.0	85.9
Post-employment benefit liability	12.1	17.9
Minimum pension liability adjustment	24.7	–
Derivative instruments	25.0	17.5
Long-term debt		
Assets purchased through conditional sales agreements	216.7	–
Future income tax liability	(21.5)	136.3
Total liabilities	$ 264.3	$ 175.2
Shareholders' equity		
Share capital		
Stock-based compensation	1.6	–
Contributed surplus		
Stock-based compensation	7.4	–
Foreign currency translation adjustments	(125.5)	(84.3)
Retained income	(172.0)	(259.4)
Accumulated other comprehensive income		
Foreign currency translation adjustments	69.5	46.4
Minimum pension liability adjustment	(10.8)	(5.4)
Derivative instruments (FASB 133)	(14.0)	–
Total liabilities and shareholders' equity	$ 20.5	$ (127.5)

quarterly financial data (unaudited)

(in millions, except per share data)	Dec 31	Sept 30	Jun 30	Mar 31
2001				
Total revenue	**$ 950.7**	**$ 898.2**	**$ 931.4**	**$ 918.3**
Operating income	**$ 259.8**	**$ 214.7**	**$ 205.6**	**$ 136.4**
Net income	**$ 111.1**	**$ 136.1**	**$ 94.8**	**$ 68.4**
Basic earnings per share	**$ 0.70**	**$ 0.86**	**$ 0.60**	**$ 0.43**
Diluted earnings per share	**$ 0.70**	**$ 0.86**	**$ 0.60**	**$ 0.43**

(in millions, except per share data)	Dec 31	Sept 30	Jun 30	Mar 31
2000				
Total revenue	$ 928.0	$ 910.4	$ 904.0	$ 912.7
Operating income	$ 232.6	$ 221.7	$ 204.2	$ 186.7
Net income	$ 255.8	$ 95.8	$ 95.6	$ 85.1
Basic earnings per share	$ 1.62	$ 0.60	$ 0.60	$ 0.54
Diluted earnings per share	$ 1.61	$ 0.60	$ 0.60	$ 0.54

five-year summary

(in millions)	2001	2000	1999	1998	1997
Income statement					
Revenues					
Freight					
Grain	$ 749.3	$ 755.2	$ 687.5	$ 740.6	$ 826.4
Coal	474.1	387.8	391.6	449.0	520.4
Sulphur and fertilizers	380.7	425.8	419.6	452.9	446.2
Forest products	354.4	365.9	361.2	324.7	309.6
Industrial products	430.7	438.1	433.0	430.4	430.0
Intermodal	803.6	781.9	751.8	679.3	615.9
Automotive	303.9	305.4	278.9	238.3	228.5
KCCL [1]	–	–	–	–	51.7
	3,496.7	3,460.1	3,323.6	3,315.2	3,428.7
Other [2]	201.9	195.0	172.8	156.9	153.8
Total revenues [2]	$ 3,698.6	$ 3,655.1	$ 3,496.4	$ 3,472.1	$ 3,582.5
Operating expenses					
Compensation and benefits	1,122.1	1,147.8	1,173.2	1,150.8	1,212.5
Fuel	403.0	409.7	279.2	281.6	343.2
Materials	180.9	213.3	199.4	234.6	230.6
Equipment rents	272.1	266.7	269.7	258.3	286.7
Depreciation	334.4	304.7	292.5	279.0	249.1
Purchased services and other	545.1	467.7	520.1	547.1	592.6
Total operating expenses [2]	$ 2,857.6	$ 2,809.9	$ 2,734.1	$ 2,751.4	$ 2,914.7
Operating income [2]	841.0	845.2	762.3	720.7	667.8
Other charges (income) [2]	42.7	23.1	26.2	18.4	44.2
Interest expense [2]	209.6	167.0	136.6	118.5	119.8
Income tax expense (recovery) [2]	218.7	254.5	231.1	249.8	247.0
Net income [2]	$ 370.0	$ 400.6	$ 368.4	$ 334.0	$ 256.8
Non-recurring items (net of income tax) [2]	40.4	131.7	(301.5)	28.4	212.1
Net income	$ 410.4	$ 532.3	$ 66.9	$ 362.4	$ 468.9
Revenue ton-miles (millions)					
Grain	24,785	25,329	21,915	22,599	26,044
Coal	24,229	20,695	18,651	18,515	19,897
Sulphur and fertilizers	14,941	16,169	15,004	15,772	15,695
Forest products	10,684	11,502	10,775	9,103	8,958
Industrial products	13,033	13,349	12,499	11,737	11,863
Intermodal	20,347	20,778	19,126	16,288	14,966
Automotive	2,603	2,587	2,464	2,080	1,863
KCCL	–	–	–	–	1,202
Total revenue ton-miles	110,622	110,409	100,434	96,094	100,488

[1] Kansas City and Corn Lines ("KCCL") were sold in 1997.

[2] Excluding non-recurring items as follows: For 2001, $24.5 million ($13.9 million after tax) in spin-off related and incentive compensation charges, $17.2 million ($9.7 million after tax) in bridge financing fees, and $64.0 million in income tax rate recoveries; for 2000, $131.7 million in income tax recoveries associated with a decrease in Canadian federal income tax rates; for 1999, $500.6 million ($301.5 million after tax) in charges comprised of $472.2 million in restructuring charges and a one-time charge of $28.4 million mostly related to Year 2000 remediation work; for 1998, a $44.4-million ($44.4 million after tax) gain on the sale of Coastal Marine Operations offset by $29.1 million ($16.0 million after tax) in charges related to Year 2000 remediation work; for 1997, a $134.3-million ($98.8 million after tax) gain comprised of $54.2 million from the sale of KCCL, $42.3 million from rationalization on the StL&H and $37.8 million from the monetization of a property lease in Montreal; $23.2 million ($2.4 million after tax) in income comprised of $23.8 million in interest income offset by $0.6 million in other charges related to non-rail entities (non-rail entities were transferred to CPL in June 1997); and $110.9 million in income tax recoveries related to losses utilized in the year not previously tax benefited.

shareholder information

common share market prices

Toronto Stock Exchange (Canadian dollars)	2001	
	High	Low
Fourth quarter	$ 32.95	$ 22.50
Year	$ 32.95	$ 22.50

New York Stock Exchange (U.S. dollars)	2001	
	High	Low
Fourth quarter	$ 20.50	$ 14.50
Year	$ 20.50	$ 14.50

Number of registered shareholders at year end	25,800
Market prices at year end	
Toronto Stock Exchange	CDN$ 32.10
New York Stock Exchange	US$ 19.50

shareholder administration

Common Shares

Computershare Trust Company of Canada, with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for the Common Shares in Canada. Computershare Trust Company of New York serves as co-transfer agent and co-registrar for the Common Shares in New York.

For information concerning dividends, lost share certificates and estate transfers or for change in share registration or address, please contact the transfer agent and registrar at 1-800-332-0095 or (514) 982-7800, or by e-mail at caregistryinfo@computershare.com, or write to:

Computershare Trust Company of Canada
1800 McGill College Avenue, 6th Floor, Montreal, Quebec, Canada H3A 3K9

4 % consolidated debenture stock

Inquiries with respect to the Canadian Pacific Railway Company 4 % Consolidated Debenture Stock should be directed to the transfer agent and registrar as follows:

for stock denominated in U.S. Currency – The Bank of New York at (212) 235-2414
or by e-mail at bfreeney@bankofny.com; and

for stock denominated in pounds sterling – BNY Trust Company of Canada at (416) 933-8504
or by e-mail at mredway@bankofny.com.

market for securities

The Common Shares of Canadian Pacific Railway Limited are listed on the Toronto and New York stock exchanges. The Debenture Stock of Canadian Pacific Railway Company is listed on the London, England Stock Exchange (sterling) and on the New York Stock Exchange (U.S. currency).

trading symbol

Common Shares – CP

shareholder services

Shareholders who have inquiries or wish to obtain copies of the Corporation's Annual Information Form may contact Shareholder Services at 1-866-861-4289 or (403) 319-7538, or by e-mail at shareholder@cpr.ca, or by writing to:

Shareholder Services, Office of the Corporate Secretary, Canadian Pacific Railway, Suite 2000, Gulf Canada Square, 401 - 9th Avenue S.W., Calgary, Alberta Canada T2P 4Z4

direct deposit of dividends

Registered shareholders are offered the option of having their Canadian dollar dividends directly deposited into their personal bank accounts in Canada on the dividend payment dates. Shareholders receiving their dividends in Canadian currency may obtain a direct deposit enrolment form from Computershare Trust Company of Canada.

duplicate annual reports

While every effort is made to avoid duplication, some Canadian Pacific Railway Limited registered shareholders may receive multiple copies of shareholder information mailings such as this Annual Report. Registered shareholders who wish to consolidate any duplicate accounts that are registered in the same name are requested to write to Computershare Trust Company of Canada.

investor relations

Financial information, including Canadian Pacific Railway's Investor Fact Book, is available on CPR's website at www.cpr.ca or by contacting:

Paul Bell

Vice-President, Investor Relations, Canadian Pacific Railway, Suite 500, Gulf Canada Square, 401 - 9th Avenue S.W., Calgary, Alberta Canada T2P 4Z4; e-mail at investor@cpr.ca

corporate governance

Canadian Pacific Railway's Board of Directors and its management are committed to a high standard of corporate governance. We believe that effective corporate governance calls for the establishment of processes and structures that contribute to the sound direction and management of the Corporation's business, with a view to enhancing shareholder value.

Under the rules of the Toronto Stock Exchange (TSE), CPR is required to disclose information relating to its system of corporate governance. CPR's disclosure addressing each of the TSE's guidelines is set out in Appendix 1 to the Management Proxy Circular issued in connection with the 2002 Annual and Special Meeting of Shareholders.

2002 annual meeting

The Annual and Special Meeting of Shareholders will be held on Friday, April 12, 2002, at the TELUS Convention Centre, 120 - 9th Avenue S.E., Calgary, Alberta, at 9:00 a.m. Mountain time.

Si vous désirez vous procurer la version française du présent rapport, veuillez vous adresser au : Vice-président exécutif et chef des services financiers, **Canadian Pacific Railway**, Suite 500, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta T2P 4Z4
www.cpr.ca

printed on recycled paper. please recycle.

directors

Stephen E. Bachand (1) (2) (4)
Former President and Chief Executive Officer
Canadian Tire Corporation Limited
Ponte Vedra Beach, Florida

John E. Cleghorn, O.C., F.C.A. (1) (2) (5)
Retired Chairman and Chief Executive Officer
RBC Financial Group
Toronto, Ontario

Jacques Lamarre (2) (3) (5)
President and Chief Executive Officer
SNC-Lavalin Group Inc.
Montreal, Quebec

James E. Newall, O.C. (1) (2) (3) (4) (5)
Chairman
Canadian Pacific Railway Limited, and
NOVA Chemicals Corporation
Calgary, Alberta

Dr. James R. Nininger (2) (3) (4)
Retired President and Chief Executive Officer
Conference Board of Canada
Ottawa, Ontario

Madeleine Paquin (2) (3)
President and Chief Executive Officer
Logistec Corporation
Montreal, Quebec

Michael E.J. Phelps, O.C. (2) (3) (4)
Chairman and Chief Executive Officer
Westcoast Energy Inc.
Vancouver, British Columbia

Roger Phillips, O.C. (1) (2) (5)
Retired President and Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan

Robert J. Ritchie
President and Chief Executive Officer
Canadian Pacific Railway Limited
Calgary, Alberta

The Rt. Hon., The Viscount Weir (2) (3) (5)
Chairman
Balfour Beatty plc
London, England

Michael W. Wright (1) (2) (4)
Chairman of the Board
SUPERVALU INC.
Minneapolis, Minnesota

senior officers of the company

James E. Newall, O.C.
Chairman of the Board
Calgary, Alberta

Robert J. Ritchie (6)
President and Chief Executive Officer
Calgary, Alberta

Edwin V. Dodge (6)
Executive Vice-President and Chief Operating Officer
Calgary, Alberta

Michael T. Waites (6)
Executive Vice-President and Chief Financial Officer
Calgary, Alberta

Allen H. Borak (6)
Vice-President, Information Services
Calgary, Alberta

Paul Clark (6)
Vice-President, Communications and Public Affairs
Calgary, Alberta

R. Andrew Shields (6)
Vice-President, Human Resources and Industrial Relations
Calgary, Alberta

Marcella M. Szel, Q.C. (6)
Vice-President, Strategy and Law, Corporate Secretary
Calgary, Alberta

W. Paul Bell
Vice-President, Investor Relations
Calgary, Alberta

William D. Gantous
Vice-President and Treasurer
Calgary, Alberta

Brian Grassby
Vice-President and Comptroller
Calgary, Alberta

(1) Audit Committee
(2) Corporate Governance and Nominating Committee
(3) Environmental and Safety Committee
(4) Management Resources and Compensation Committee
(5) Pension Trust Fund Committee
(6) Management Executive Committee of Canadian Pacific Railway

designed and produced by SMITH + ASSOCIATES

suite 500 gulf canada square 401 - 9th avenue sw calgary alberta T2P 4Z4 **www.cpr.ca** TSE/NYSE: CP

CANADIAN
PACIFIC
RAILWAY

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
425 1st Street SW
Suite 1200
Calgary Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

To the securities commission or similar authority in each of the Provinces of Canada

March 5, 2002

Dear Sirs

Canadian Pacific Railway

We are the auditors of Canadian Pacific Railway Limited and its wholly owned subsidiary, Canadian Pacific Railway Company (collectively the "Company"), and under date of February 19, 2002, reported to the shareholder on the following financial statements incorporated by reference in the Short Form Prospectus dated June 6, 2000 relating to the sale and issue of up to $700,000,000 Medium Term Notes (Unsecured) by Canadian Pacific Railway Company:

- Consolidated balance sheets as at December 31, 2001 and 2000; and
- Statements of consolidated income, consolidated retained income and consolidated cash flows for each of the two years in the period ended December 31, 2001.

The Short Form Prospectus also incorporates by reference the following unaudited interim financial statements:

- Consolidated balance sheets as at March 31, 2001 and 2000, June 30, 2001 and September 30, 2001;
- Statements of consolidated income and consolidated cash flows for the three months ended March 31, 2001 and 2000 and the three months and six months ended June 30, 2001 and 2000 and the three months and nine months ended September 30, 2001 and 2000; and
- Statement of consolidated retained income for the six months ended June 30, 2001 and 2000 and the nine months ended September 30, 2001 and 2000.

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2001. Although we have performed an audit for the year ended December 31, 2001, the purpose and therefore the scope of the audit, was to enable us to express our opinion on the consolidated balance sheets as at December 31, 2001 and 2000 and

PRICEWATERHOUSECOOPERS

the statements of consolidated income, consolidated retained earnings and changes in consolidated financial position for each of the two years in the period ended December 31, 2001 but not on the financial statements for any interim period within those years or subsequent to them.

Therefore, we are unable to and do not express an opinion on the following unaudited consolidated interim financial statements:

- Consolidated balance sheets as at March 31, 2001 and 2000, June 30, 2001 and September 30, 2001;
- Statements of consolidated income and consolidated cash flows for the three months ended March 31, 2001 and 2000, the three and six months ended June 30, 2001 and 2000 and the three months and nine months ended September 30, 2001 and 2000; and
- Statement of consolidated retained income for the six months ended June 30, 2001 and 2000 and the nine months ended September 30, 2001 and 2000,

nor on the financial position, results of operations or cash flows as at any date or for any period subsequent to December 31, 2001.

We have, however, performed review procedures, which meet the standards established by the Canadian Institute of Chartered Accountants relating to unaudited interim financial statements in prospectuses. Based on the results of these procedures, nothing has come to our attention which causes us to believe that the unaudited interim consolidated financial statements are not presented, in all material respects, in accordance with Canadian generally accepted accounting principles as they apply to interim financial reporting to shareholders.

The procedures referred to in the preceding paragraph do not constitute an audit and would not necessarily reveal any material adjustment which might be required to present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2001 and 2000, as at June 30, 2001 and as at September 30, 2001 and the consolidated results of its operations and the consolidated cash flow for the three months ended March 31, 2001 and 2000, the three months and six months ended June 30, 2001 and 2000, and the three months and nine months ended September 30, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

PRICEWATERHOUSECOOPERS

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be relied on for any other purpose.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

S:\DPData\WDP\CANADIAN\PACIFIC\RAILWAY\Securities let Mar-02.doc

Office of the Corporate Secretary
Suite 2000 Gulf Canada Square
401 - 9th Avenue SW
Calgary Alberta T2P 4Z4
Tel (403) 319-6171 Fax (403) 319-6770

Canadian Pacific Railway

March 5, 2002

Alberta Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Ontario Securities Commission
Saskatchewan Securities Commission
British Columbia Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Quebec Securities Commission

Securities Registry, Government of the North West Territories
Nunavut Legal Registries
Registrar of Securities, Government of the Yukon Territory

Dear Sirs:

Re: Canadian Pacific Railway
Financial Statements - December 31, 2001

The enclosed comparative consolidated financial statements for the twelve months ended December 31, 2001 include updated historical asset and interest coverage ratios of Canadian Pacific Railway Company, a wholly owned subsidiary of Canadian Pacific Railway Limited. This information is provided in accordance with the continuous filing obligations of National Policy Statement No. 44 of the Canadian Securities Administrators arising from Canadian Pacific Railway Company's Medium Term Note program in respect of which a Short Form Prospectus and Prospectus Supplement relating to the offering of Medium Term Notes in an aggregate principal amount of up to $700,000,000 was filed with the securities regulatory authorities across Canada on June 6, 2000.

If you have any questions, please contact the undersigned at (403) 319-6171.

Yours truly,

CANADIAN PACIFIC RAILWAY

Robert V. Horte
Assistant Corporate Secretary